Filed Pursuant to Rule 424(b)(3)
Registration No. 333-65858

The information contained in this prospectus supplement is not complete and may be changed. A registration statement relating to these securities has been declared effective by the Securities and Exchange Commission under the Securities Act of 1933. A final prospectus supplement and accompanying prospectus will be delivered to purchasers of these securities. This prospectus supplement and the accompanying prospectus are not an offer to sell these securities and are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, dated January 6, 2003

PROSPECTUS SUPPLEMENT
(To Prospectus dated August 16, 2001)

Cendant Corporation

$

    % Notes due

Issue Price:    %

Interest payable          and

The notes will mature on            ,         . We will pay interest on the notes on          and          of each year, beginning            , 2003. We may not redeem the notes prior to their maturity.

The notes will be senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured indebtedness.

Investing in the notes involves risks. Please see the “ Risk Factors” section beginning on page S-8 of this prospectus supplement.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the accompanying prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The notes will not be listed on any securities exchange. Currently, there is no public market for the notes.

	Per Note	Total
Public Offering Price	%	$
Underwriting Discount	%	$
Proceeds to Cendant (before expenses)%		$

We expect that delivery of the notes will be made to investors in book-entry form through the facilities of The Depository Trust Company and its participants on or about January    , 2003.

Joint Book-Running Managers

JPMorgan	Salomon Smith Barney

Banc of America Securities LLC
Banc One Capital Markets, Inc.
Barclays Capital
Credit Lyonnais Securities
Scotia Capital
The Royal Bank of Scotland
Wachovia Securities

                            , 2003

In making your investment decision, you should rely only on the information contained or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. You should assume that the information appearing in this prospectus supplement and the accompanying prospectus and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since such dates.

PROSPECTUS SUPPLEMENT

i

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this prospectus supplement, the accompanying prospectus and the documents incorporated by reference about Cendant are subject to known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions and other important factors that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives.

Statements preceded by, followed by or that otherwise include the words “believes”, “expects”, “anticipates”, “intends”, “project”, “estimates”, “plans”, “may increase”, “may fluctuate” and similar expressions or future or conditional verbs such as “will”, “should”, “would”, “may” and “could” are generally forward-looking in nature and not historical facts. You should understand that the following important factors and assumptions could affect our future results and could cause actual results to differ materially from those expressed in such forward-looking statements:

•
terrorist attacks, such as the September 11, 2001 terrorist attacks on New York City and Washington, D.C., other attacks, acts of war, or measures taken by governments in response thereto may negatively affect the travel industry, our financial results and could also result in a disruption in our business;

•	the effect of economic conditions and interest rate changes on the economy on a national, regional or international basis and the impact thereof on our businesses;

•	the effects of a decline in travel, due to political instability, adverse economic conditions or otherwise, on our travel related businesses;

•	the effects of changes in current interest rates, particularly on our real estate franchise and mortgage businesses;

•	the resolution or outcome of our unresolved pending litigation relating to the previously announced accounting irregularities and other related litigation;

•	our ability to develop and implement operational, technological and financial systems to manage growing operations and to achieve enhanced earnings or effect cost savings;

•	competition in our existing and potential future lines of business and the financial resources of, and products available to, competitors;

•	failure to reduce quickly our substantial technology costs in response to a reduction in revenue, particularly in our computer reservations and global distribution systems businesses;

•	our failure to provide fully integrated disaster recovery technology solutions in the event of a disaster;

•
our ability to integrate and operate successfully acquired and merged businesses and risks associated with such businesses, including the acquisitions of Budget Group, Inc., Trendwest Resorts, Inc., Galileo International, Inc. and Cheap Tickets, Inc., the compatibility of the operating systems of the combining companies, and the degree to which our existing administrative and back-office functions and costs and those of the acquired companies are complementary or redundant;

•	our ability to obtain financing on acceptable terms to finance our growth strategy and to operate within the limitations imposed by financing arrangements and to maintain our credit ratings;

•	competitive and pricing pressures in the vacation ownership and travel industries, including the car rental industry;

•
changes in the vehicle manufacturer repurchase arrangements in our car rental business in the event that used vehicle values decrease or the inability of vehicle manufacturers to honor their repurchase obligations under such repurchase arrangements;

•	filing of bankruptcy by or the loss of business of any of our significant customers, including our airline customers; and

•	changes in laws and regulations, including changes in accounting standards and privacy policy regulation.

Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control.

You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us and our businesses generally. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to release publicly any revisions to forward-looking statements, to report events or to report the occurrence of unanticipated events unless required by law. You are advised, however, to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K to the Securities and Exchange Commission (the “Commission”). See “Where You Can Find More Information.” Also note that we provide a cautionary discussion of risks and uncertainties under “Risk Factors” on page S-8 of this prospectus supplement. These are factors that we think could cause our actual results to differ materially from expected results. Other factors besides those listed here could also adversely affect us. For any forward-looking statements contained in any document, we claim the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995.

WHERE YOU CAN FIND MORE INFORMATION

Cendant is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and in accordance therewith files reports, proxy and information statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. The Commission also maintains a website that contains reports, proxy and information statements and other information. Please call the Commission at 1-800-SEC-0330 for further information on the public reference rooms. The website address is www.sec.gov. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005. Our web site is www.cendant.com. The information contained on our web site is not incorporated by reference in this prospectus supplement or the accompanying prospectus.

The accompanying prospectus is part of a registration statement on Form S-3 filed by us with the Commission under the Securities Act of 1933, as amended (the “Securities Act”). As permitted by Commission rules, the accompanying prospectus does not contain all of the information included in the registration statement and the accompanying exhibits filed with the Commission. You may refer to the registration statement and its exhibits for more information.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

We are “incorporating by reference” the information we file with the Commission into this prospectus supplement, which means that we are disclosing important information to you by referring to other documents filed separately with the Commission. Certain information that Cendant files after the date of this prospectus supplement with the Commission will automatically update and supersede this information. Cendant incorporates by reference into this prospectus supplement the documents listed below, which we have filed with the Commission under the file number 1-10308, and any future filings made with the Commission under sections 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of this offering.

•	Annual Report on Form 10-K/A for the year ended December 31, 2001, filed on December 19, 2002;

•	Quarterly Report on Form 10-Q/A for the quarter ended September 30, 2002, filed on December 19, 2002;

•	Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2002, filed on August 19, 2002;

•	Quarterly Report on Form 10-Q for the quarter ended March 31, 2002, filed on May 10, 2002; and

•
Current Reports on Form 8-K dated January 31, 2002, February 6, 2002 (filed on February 7, 2002), February 14, 2002, March 19, 2002, April 1, 2002, April 17, 2002 (filed on April 18, 2002), May 1, 2002, May 3, 2002, May 23, 2002, May 31, 2002, July 17, 2002 (filed on July 18, 2002), August 14, 2002, August 19, 2002, August 23, 2002, September 25, 2002, October 21, 2002 (filed on October 22, 2002), November 15, 2002, November 25, 2002, December 11, 2002 and December 17, 2002.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus supplement shall be considered to be modified or superseded for purposes of this prospectus supplement to the extent that a statement contained in this prospectus supplement or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus supplement.

You may request a copy of any of the documents which are incorporated by reference in this prospectus supplement, other than exhibits which are not specifically incorporated by reference into such documents and our Certificate and By-laws, at no cost, by writing or telephoning Cendant at the following:

Investor Relations
Cendant Corporation
9 West 57th Street
New York, NY 10019
Telephone: (212) 413-1800

SUMMARY

This summary may not contain all of the information that may be important to you. You should read this prospectus supplement and the accompanying prospectus in their entirety, including the financial data and related notes included in this prospectus supplement and all of the other documents incorporated by reference herein, before making an investment decision. Unless we have indicated otherwise, references in this prospectus supplement to “Cendant,” “we,” “us” and “our” or similar terms are to Cendant Corporation and its subsidiaries.

Cendant

We are one of the foremost providers of travel and real estate services in the world. Our businesses provide a wide range of consumer and business services and are intended to complement one another and create cross-marketing opportunities both within and among our following five business segments:

•
Our Real Estate Services segment franchises the real estate brokerage businesses of the CENTURY 21®, Coldwell Banker®, Coldwell Banker Commercial® and ERA® brands; provides brokerage services under our franchise brands through NRT Incorporated; provides home buyers with mortgages through Cendant Mortgage Corporation and assists in employee relocations through Cendant Mobility Services Corporation.

•
Our Hospitality segment operates the Days Inn®, Ramada® (in the United States), Super 8 Motel®, Howard Johnson®, Wingate Inn®, Knights Inn®, Travelodge® (in North America), Villager Group and AmeriHost Inn® lodging franchise systems, facilitates the sale of vacation ownership intervals through Fairfield Resorts, Inc., Trendwest Resorts, Inc. and Equivest Finance, Inc., facilitates the exchange of vacation ownership intervals through Resort Condominiums International, LLC and markets vacation rental properties in Europe through Holiday Cottages, Cuendet, Welcome Holidays and Novasol.

•
Our Vehicle Services segment operates and franchises our Avis® and Budget® car rental businesses; provides fleet management and fuel card services to corporate clients and government agencies through PHH Arval and Wright Express.

•
Our Travel Distribution segment provides global distribution and computer reservation services to airlines, hotels, car rental companies and other travel suppliers and provides our travel agent customers the ability to electronically access airline schedule and fare information, book reservations, and issue tickets through Galileo International, provides travel services through our Cendant Travel and Cheap Tickets travel agency businesses, and provides reservations processing, connectivity and information management services through WizCom and TRUST International.

•
Our Financial Services segment provides enhancement packages to financial institutions through Progeny Marketing Innovation LLC (formerly known as FISI*Madison LLC), provides insurance-based products to consumers through Benefit Consultants, Inc. and Long Term Preferred Care, Inc., provides loyalty solutions to businesses through Cims Ltd., operates and franchises tax preparation services through Jackson Hewitt Inc. and provides a variety of membership programs offering discounted products and services to consumers through our relationship with Trilegiant Corporation.

For the year ended December 31, 2001, we had net revenues of $8.6 billion and income before extraordinary loss and cumulative effect of accounting change of $423 million. For the nine months ended September 30, 2002, we had net revenue of $10.2 billion and income before extraordinary losses and cumulative effect of accounting changes of $629 million, and at September 30, 2002, we had total assets of $32.1 billion.

Real Estate Services Segment.    We are the world’s largest real estate brokerage franchisor. We franchise real estate brokerage businesses under the CENTURY 21®, ERA®, Coldwell Banker® and Coldwell Banker Commercial® franchise systems. With our acquisition of NRT Incorporated in 2002, we now also operate the largest real estate brokerage firm in the United States. In our relocation business, Cendant Mobility Services

Corporation is the leading provider of employee relocation services in the world and assists more than 128,000 affinity customers, transferring employees and global assignees annually, including over 23,000 employees internationally each year in over 125 countries. Through our mortgage business, we originate, sell and service residential first mortgage loans in the United States. For 2001, Cendant Mortgage Corporation was the second largest purchase lender of retail originated residential mortgages, and the sixth largest retail lender of residential mortgages in the United States. Cendant Mortgage is a centralized mortgage lender conducting its business in all 50 states.

Hospitality Segment.    Our Hospitality segment contains our lodging franchise, timeshare exchange, timeshare sales and marketing and vacation home rental businesses. We are the world’s largest hotel franchisor, operating nine lodging franchise systems. Through our Fairfield, Trendwest and Equivest subsidiaries, we are one of the largest vacation ownership companies in the United States in terms of property owners, vacation units constructed and revenue from sales of vacation ownership interests. Our vacation ownership business includes sales and marketing of vacation ownership interests, providing consumer financing to individuals purchasing vacation ownership interests and providing property management services to property owners’ associations at our resorts. We also sell and market vacation ownership intervals in the British Virgin Islands, Mexico, the South Pacific and British Columbia. In our timeshare exchange business, our Resort Condominiums International LLC subsidiary is the world’s largest provider of timeshare vacation exchange opportunities and services for approximately 2.9 million timeshare members from more than 3,700 resorts in nearly 100 countries around the world. We market vacation rental properties in Europe through Holiday Cottages Group, Cuendet, Novasol, Welcome Holidays Limited and The International Life Group Limited.

Vehicle Services Segment.    Our Vehicle Services segment operates and franchises our Avis® and Budget® car rental businesses. As a result of the acquisition of Budget Group, Inc. on November 22, 2002, we are now the world’s largest general use car rental operator with over 6,000 car and truck rental locations worldwide, including dealer locations. PHH Arval, a leader in the fleet management services business, and Wright Express, a leading proprietary fuel card service provider in the United States, comprise our fleet management service business. We provide corporate clients and government agencies the following services and products: fleet leasing and fleet management, fuel and expense management, maintenance services and accident management services.

Travel Distribution Segment.    With the acquisitions of Galileo and Cheap Tickets in October 2001, we added a new Travel Distribution segment which is comprised of (i) our global distribution services business through Galileo International, (ii) our travel agency business, including Cheap Tickets and (iii) our reservations processing, connectivity and information management services business through Wizcom. We provide, through Galileo, electronic global distribution and computer reservation services for the travel industry utilizing a computerized reservation system. We provide travel services through our travel agency subsidiaries RCI Travel, LLC, Cendant Travel, Inc. and Cheap Tickets. We are a full service travel agency operation providing airline, car rental, hotel and other travel reservation and fulfillment services. Through our wholly-owned Wizcom and TRUST International subsidiaries, we are a global provider of electronic reservations processing, connectivity and computerized reservation systems services for the travel industry.

Financial Services Segment.    Our Financial Services segment consists of our insurance/wholesale business, our loyalty solutions, our tax preparation business and our individual membership business. Our insurance/wholesale business provides (i) enhancement packages for financial institutions through Progeny Marketing Innovation, (ii) marketing for accidental death and dismemberment insurance and certain other insurance products and (iii) marketing for long term care insurance products through our Long Term Preferred Care subsidiary. Our Cims subsidiary operates our loyalty solutions business and develops customer loyalty solutions and insurance products for the benefit of financial institutions and businesses in other industries. The primary customer loyalty solution offered to Cims clients is the loyalty package, which provides targeted consumers of client organizations with a “package” of benefits and services for the purpose of improving customer retention, attracting consumers to become customers of the client organization and encouraging them to buy additional services. Our Jackson Hewitt Inc. subsidiary is the second largest tax preparation service system in the United States. Through the use of proprietary interactive tax preparation software, we are engaged in the preparation and electronic filing of federal and state individual income tax returns. The individual membership business markets various clubs and services to individuals through client proprietary lists (such as banks, financial institutions, retailers, oil companies and internet service providers) for a membership fee. On July 2, 2001, we outsourced the operation of our membership business to Trilegiant Corporation, pursuant to which Trilegiant provides membership fulfillment services to our existing members for a fee, and we receive a royalty fee on any new customers generated by Trilegiant. Trilegiant provides members with access to a variety of discounted products and services in such areas as retail shopping, travel, personal finance and auto and home improvement.

Our principal executive offices are located at 9 West 57th Street, New York, New York 10019. Our telephone number is (212) 413-1800.

Recent Developments

Credit Agreement.    On December 11, 2002, we entered into a $2.9 billion three-year revolving credit facility replacing $2.4 billion of credit facilities scheduled to expire in August 2003 and February 2004. The new credit facility represents a $500 million increase in our credit lines. Borrowings under the facility bear interest at LIBOR plus a margin of 107.5 basis points. In addition, we are required to pay a per annum facility fee of 17.5 basis points. In the event that the credit ratings assigned to us by nationally recognized debt rating agencies are downgraded, the interest rate and facility fee are subject to upward adjustments identical to the adjustments contained in our former $1.75 billion revolving credit facility. For a discussion of those adjustments, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations for the Year Ended December 31, 2001—Financial Condition, Liquidity and Capital Resources.” The facility also contains restrictive covenants, including restrictions on indebtedness of material subsidiaries, mergers, limitations on liens, liquidations and sale and leaseback transactions, and also requires the maintenance of certain financial ratios.

Budget Acquisition.    On November 22, 2002, we completed the purchase of substantially all of the assets of Budget Group, Inc. The purchase price was $110 million in cash plus the payment of certain transaction related expenses and the assumption of certain contracts and trade payables. In connection with the purchase, we assumed approximately $2.5 billion in non-recourse vehicle debt. Budget is the third largest general use car and truck rental company in the United States. The acquisition includes Budget operations and franchised locations in the Americas, the Caribbean, Australia and New Zealand and rights to franchise and operate in Asia. As a result of the acquisition, we are now the world’s largest general use car rental operator.

Debt Repurchases.    During the fourth quarter of 2002, we repurchased (i) $140 million of our zero coupon convertible debentures for $141 million in cash, (ii) $76 million of our 7 3/4% notes for $77 million in cash and (iii) $18 million of our Avis 11% senior subordinated notes for $17 million in cash.

* * *

We continually review and evaluate our portfolio of existing businesses to determine if they continue to meet our business objectives. As part of our ongoing evaluation of such businesses, we intend from time to time to explore and conduct discussions with regard to joint ventures, divestitures and related corporate transactions. However, we can give no assurance with respect to the magnitude, timing, likelihood or financial or business effect of any possible transaction. We also cannot predict whether any divestitures or other transactions will be consummated or, if consummated, will result in a financial or other benefit to us. We intend to use a portion of the proceeds from any such dispositions and cash from operations to retire indebtedness, make acquisitions and for other general corporate purposes.

The Offering

Issuer	Cendant Corporation

Notes offered	$ aggregate principal amount of % notes due .

Maturity

Issue Price	% of principal amount per note, plus accrued interest, if any, from January , 2003.

Interest rate	% per year.

Interest payment dates	and of each year, beginning , 2003.

Ranking
The notes will be senior unsecured obligations and will rank equally in right of payment with all of our other senior unsecured indebtedness. The notes will be effectively subordinated to all liabilities of our subsidiaries. In addition, our subsidiaries’ ability to pay dividends or make loans to us may be prohibited or otherwise restricted by their respective credit arrangements with third parties. See “Description of Notes—Ranking.”

Redemption	The notes will not be redeemable prior to maturity.

Denominations; Form	The notes will be issued only in fully registered form without coupons.

Use of proceeds
We estimate that the net proceeds from the offering will be approximately $738 million. We intend to use the net proceeds to reduce outstanding indebtedness under our existing revolving credit facility and for general corporate purposes. See “Use of Proceeds.”

Ratings	Our senior unsecured debt ratings are as follows:

Moody’s Investor Services	Baa1
Standard & Poor’s	BBB
Fitch Ratings	BBB+

Moody’s, S&P and Fitch currently maintain negative outlooks on our ratings. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating agency.

RISK FACTORS

You should carefully consider the following factors and other information included or incorporated by reference in this prospectus supplement and the accompanying prospectus before deciding to purchase any notes.

Our holding company structure results in structural subordination and may affect our ability to make payments on the notes.

The notes are obligations exclusively of Cendant. We are a holding company and, accordingly, substantially all of our operations are conducted through our subsidiaries. As a result, our cash flow and our ability to service our debt, including the notes, depends upon the earnings of our subsidiaries. In addition, we depend on the distribution of earnings, loans or other payments by our subsidiaries to us.

Our subsidiaries are separate and distinct legal entities. Our subsidiaries have no obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Certain of our subsidiaries’ debt instruments contain such restrictions which could prevent us from receiving dividends and distributions from those subsidiaries. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations.

Our right to receive any assets of any of our subsidiaries upon their liquidation or reorganization, and therefore the right of the holders of the notes to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our rights as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

At September 30, 2002, our subsidiaries had $11.1 billion of indebtedness (consisting of approximately $10.6 billion of debt related to management and mortgage programs and approximately $0.5 billion of our Avis 11% senior subordinated notes) and $375 million of mandatorily redeemable preferred securities outstanding, without giving effect to the anticipated use of proceeds, in addition to other liabilities, to which the notes would have been structurally subordinated.

An active trading market for the notes may not develop.

We cannot assure you that an active trading market for the notes will develop or as to the liquidity or sustainability of any such market, the ability of the holders to sell their notes or the price at which holders of the notes will be able to sell their notes. Future trading prices of the notes will depend on many factors, including, among other things, prevailing interest rates, the market for similar securities, our performance and other factors.

We have had accounting irregularities and related litigation.

Cendant was created in December 1997, through the merger of HFS Incorporated into CUC International, Inc. with CUC surviving and changing its name to Cendant Corporation. On April 15, 1998, Cendant announced that in the course of transferring responsibility for Cendant’s accounting functions from Cendant personnel associated with CUC prior to the merger to Cendant personnel associated with HFS before the merger and preparing for the report of first quarter 1998 financial results, Cendant discovered accounting irregularities in some of the CUC business units.

Following the April 15, 1998 announcement of the discovery of accounting irregularities in the former business units of CUC, approximately 70 lawsuits claiming to be class actions and various individual lawsuits and arbitration proceedings were commenced in various courts and other forums against Cendant and other defendants by or on behalf of persons claiming to have purchased or otherwise acquired securities or options issued by CUC or Cendant between May 1995 and August 1998.

While we have settled the principal class action against us, the settlement of this class action does not encompass all litigations asserting claims against us associated with the accounting irregularities. We do not believe that it is feasible to predict or determine the final outcome or resolution of these unresolved proceedings. An adverse outcome from such unresolved proceedings could be material with respect to earnings in any given reporting period. However, we do not believe that the impact of such unresolved proceedings should result in a material liability to us in relation to our financial position or liquidity.

RATIO OF EARNINGS TO FIXED CHARGES

The table below sets forth the ratio of earnings to fixed charges of Cendant and its consolidated subsidiaries on a historical basis for each of the periods indicated:

Nine Months Ended September 30, 2002	Fiscal Year Ended December 31,
	2001	2000	1999	1998	1997
3.00x	1.66x	2.55x	*	1.27x	1.50x

*
Earnings were inadequate to cover fixed charges for the year ended December 31, 1999 (deficiency of $688 million) as a result of unusual charges of $3,032 million, partially offset by $1,109 million related to net gains on dispositions of businesses. Excluding such charges and net gain, the ratio of earnings to fixed charges was 2.92x.

The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes, minority interest and, in 2001, equity in Homestore.com, plus fixed charges, less equity income (loss) in unconsolidated affiliates and minority interest by (ii) fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)

USE OF PROCEEDS

We estimate that the net proceeds from the sale of the notes in this offering will be approximately $738 million, after deducting the underwriters’ discount and estimated offering expenses payable by us. We will use $600 million of the net proceeds from this offering to repay $600 million of outstanding borrowings under our three-year $2.9 billion revolving credit facility, which bears interest at LIBOR plus a margin of 107.5 basis points. We used these borrowings during the fourth quarter of 2002 to cover costs related to our acquisition of Budget Group, to repurchase approximately $234 million of our debt (of which $156 million was current and $78 million was long-term) and to repurchase shares of our CD common stock. We will use the remainder of the net proceeds from this offering for general corporate purposes.

CAPITALIZATION

The following table sets forth cash and cash equivalents, current portion of long-term debt and the capitalization of Cendant at September 30, 2002 on a historical basis and pro forma basis giving effect to:

•
$600 million of net borrowings drawn under our three-year $2.9 billion revolving credit facility during the fourth quarter of 2002, which was used to cover costs related to our acquisition of Budget Group, to repurchase approximately $234 million of our debt (of which $156 million was current and $78 million was long-term) and to repurchase shares of our CD common stock; and

•
$738 million of net proceeds (gross proceeds of $750 million) from this offering of notes, of which $600 million will be used to repay outstanding borrowings under our three-year $2.9 billion revolving credit facility and the remaining $138 million will be used for general corporate purposes.

This table should be read in conjunction with the financial statements and related notes thereto included in our Quarterly Report on Form 10-Q/A for the quarterly period ended September 30, 2002, which is incorporated by reference in this prospectus supplement. All dollar amounts are in millions.

	As of September 30, 2002
	Historical Cendant	Pro Forma Cendant
Cash and cash equivalents	$205	$343

Current portion of long-term debt	$329	$173

Capitalization
Long-term debt, excluding Upper DECS(1)	$4,880	$5,552

Upper DECS	863	863

Mandatorily redeemable preferred interest in a subsidiary	375	375

Stockholders’ equity:
Preferred stock, $ .01 par value—authorized 10 million shares; none issued and outstanding	$—	$—
CD common stock, $ .01 par value—authorized 2 billion shares; issued 1,236,823,901 shares	12	12
Additional paid-in capital	10,068	10,068
Retained earnings	3,011	3,011
Accumulated other comprehensive loss	(3)	(3)
CD treasury stock, at cost, 200,335,156 shares	(3,951)	(4,030)

Total stockholders’ equity	$9,137	$9,058

Total capitalization	$15,255	$15,848

(1)
Long-term debt excludes an aggregate of $10.6 billion of indebtedness of our car rental, vehicle management, relocation, mortgage services and timeshare development businesses, which are self-sufficient in managing their funding sources to ensure adequate liquidity to finance assets under management and mortgage programs. Such assets and related indebtedness are presented separately in our consolidated balance sheet.

SELECTED CONSOLIDATED FINANCIAL DATA

The selected historical consolidated financial data as of and for the nine months ended September 30, 2002 are derived from our unaudited consolidated condensed financial statements and accompanying notes filed on Form 10-Q/A with the Commission on December 19, 2002. The pro forma statement of operations data for the year ended December 31, 2001 give effect to our acquisitions of Avis Group Holdings, Inc. on March 1, 2001 and Galileo International, Inc. on October 1, 2001 and are derived from our unaudited pro forma financial information filed as Exhibit 99 to Form 10-K/A with the Commission on December 19, 2002. The selected historical consolidated statement of operations data for the three years ended December 31, 2001 and the balance sheet data as of December 31, 2001 and 2000 are derived from our audited consolidated financial statements and accompanying notes filed on Form 10-K/A with the Commission on December 19, 2002, which were restated to reflect our car parking facility business, the National Car Parks subsidiary (“NCP”), as a discontinued operation for all periods presented. The selected historical consolidated statement of operations data for the years ended December 31, 1998 and 1997 and the balance sheet data as of December 31, 1999, 1998 and 1997 are derived from our unaudited consolidated financial data included in Form 10-K/A filed with the Commission on December 19, 2002, which was also restated to reflect NCP as a discontinued operation. You should read this table in conjunction with the financial information described above. Other than per share data, all dollar amounts are in millions.

	Nine Months Ended September 30, 2002	Year Ended December 31,
		Pro Forma 2001	2001	2000	1999	1998	1997
Results of Operations
Net revenues	$10,238	$10,520	$8,613	$4,320	$5,755	$6,364	$5,429

Income (loss) from continuing operations	$834	$560	$342	$569	$(307)	$114	$66

Income (loss) from discontinued operations, net of tax(a)	(205)		81	91	252	426	(26)
Extraordinary gain (loss), net of tax	(30)		—	(2)	—	—	26
Cumulative effect of accounting changes, net of tax	—		(38)	(56)	—	—	(283)

Net income (loss)	$599		$385	$602	$(55)	$540	$(217)

Per Share Data
CD Common Stock
Income (loss) from continuing operations:
Basic	$0.82	$0.55	$0.37	$0.79	$(0.41)	$0.13	$0.08
Diluted	0.80	0.53	0.36	0.77	(0.41)	0.13	0.08
Cumulative effect of accounting changes:
Basic	$—		$(0.05)	$(0.08)	$—	$—	$(0.35)
Diluted	—		(0.04)	(0.08)	—	—	(0.35)
Net income (loss):
Basic	$0.59		$0.42	$0.84	$(0.07)	$0.64	$(0.27)
Diluted	0.58		0.41	0.81	(0.07)	0.61	(0.27)

Financial Position
Total assets	$32,130		$33,544	$15,153	$15,412	$20,230	$14,073
Total long-term debt, excluding Upper DECS	5,209		6,132	1,948	2,845	3,363	1,246
Upper DECS	863		863	—	—	—	—
Assets under management and mortgage programs	12,574		11,868	2,861	2,726	7,512	6,444
Debt under management and mortgage programs	10,557		9,844	2,040	2,314	6,897	5,603
Mandatorily redeemable preferred interest in a subsidiary	375		375	375	—	—	—
Mandatorily redeemable preferred securities issued by subsidiary holding solely senior debentures issued by Cendant	—		—	1,683	1,478	1,472	—
Stockholders’ equity	9,137		7,068	2,774	2,206	4,836	3,921

(a)	Income (loss) from discontinued operations, net of tax includes the after tax results of discontinued operations and the gain on disposal of discontinued operations.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS FOR THE THREE MONTHS AND NINE MONTHS ENDED
SEPTEMBER 30, 2002

The following discussion of our results of operations and financial condition should be read in conjunction with our consolidated condensed financial statements and accompanying notes thereto filed on Form 10-Q/A with the Commission on December 19, 2002, which is incorporated by reference into this prospectus supplement. Unless otherwise noted, all dollar amounts are in millions.

THREE MONTHS ENDED SEPTEMBER 30, 2002 vs. THREE MONTHS ENDED SEPTEMBER 30, 2001

Results of Consolidated Operations

Our consolidated results from continuing operations comprised the following:

	2002	2001	Change
Net revenues	$3,839	$2,389	$1,450

Expenses, excluding other charges and non-program related interest, net	3,324	1,938	1,386
Other charges	63	86	(23)
Non-program related interest, net	68	58	10

Total expenses	3,455	2,082	1,373

Income before income taxes, minority interest and equity in Homestore.com	384	307	77
Provision for income taxes	123	97	26
Minority interest, net of tax	8	4	4
Losses related to equity in Homestore.com, net of tax	—	20	(20)

Income from continuing operations	$253	$186	$67

Net revenues increased approximately $1.5 billion (61%) during third quarter 2002 principally due to the acquisitions of NRT and Trendwest in April 2002, as well as Galileo in October 2001. NRT contributed revenues of approximately $1.1 billion, while Galileo and Trendwest contributed revenues of $395 million and $142 million, respectively. Such contributions were partially offset by a $275 million (pre-tax) non-cash provision for impairment of our mortgage servicing rights asset (“MSRs”), which is the capitalized value of expected future servicing earnings (see “Results of Reportable Segments—Real Estate Services” for a detailed discussion of this provision). A detailed discussion of revenue trends is included in “Results of Reportable Segments.”

Total expenses increased approximately $1.4 billion (66%), primarily as a result of the aforementioned acquired businesses (NRT contributing $1.1 billion, Galileo contributing $285 million and Trendwest contributing $116 million). Partially offsetting the increase in total expenses was a decrease of $23 million in other charges. The other charges recorded during third quarter 2002 primarily related to $45 million of non-cash amortization of the pendings and listings intangible asset substantially resulting from our acquisition of NRT, as well as $11 million of other acquisition and integration-related costs also substantially resulting from our acquisition of NRT. The charges recorded during third quarter 2001 primarily related to the September 11, 2001 terrorist attacks ($77 million) and substantially resulted from a rationalization of the Avis fleet in response to anticipated reductions in the volume of business (reflecting charges related to the reduction in the fleet, representing the difference between the carrying amount of the vehicles and the fair value of the vehicles less costs to sell, as well as corresponding personnel reductions).

Our overall effective tax rate was 32% for the third quarter 2002 and 2001. The rate remained constant despite the elimination of goodwill amortization since such benefit was substantially offset by the increase in tax expense associated with the loss of foreign tax credits.

As a result of the above-mentioned items, income from continuing operations increased $67 million, or 36%, in the third quarter 2002.

Results of Reportable Segments

The underlying discussions of each segment’s operating results focuses on Adjusted EBITDA, which is defined as earnings before non-program related interest, income taxes, non-program related depreciation and amortization, minority interest and, in 2001, equity in Homestore.com. Such measure is then adjusted to exclude items that are of a non-recurring or unusual nature and are also not measured in assessing segment performance. Our management believes such discussions are the most informative representation of how management evaluates performance. However, our presentation of Adjusted EBITDA may not be comparable with similar measures used by other companies.

	Revenues			Adjusted EBITDA
	2002	2001	% Change	2002		2001(d)		% Change
Real Estate Services	$1,331	$514	*	$69	(b)	$287		*
Hospitality	671	465	*	205		152		*
Travel Distribution	432	24	*	129		1		*
Vehicle Services	1,085	1,036	5%	143		95		51%
Financial Services	322	338	(5%)	122		58		110%

Total Reportable Segments	3,841	2,377		668		593
Corporate & Other(a)	(2)	12	*	(32	)(c)	(23	)(e)	*

Total Company	$3,839	$2,389	61%	$636		$570		12%

*	Not meaningful as the periods are not comparable due to the acquisitions or dispositions of businesses.
(a)	Included in Corporate and Other are the results of operations of the Company’s non-strategic businesses, unallocated corporate overhead and the elimination of transactions between segments.
(b)	Excludes a charge of $10 million principally related to the acquisition and integration of NRT Incorporated and other real estate brokerage businesses.
(c)	Excludes $7 million of litigation settlement and related costs and $1 million of acquisition and integration related costs.
(d)
Excludes charges of $77 million related to the September 11, 2001 terrorist attacks, which primarily resulted from the rationalization of the Avis fleet and related car rental operations ($6 million, $60 million and $11 million within Hospitality, Vehicle Services and Corporate and Other, respectively).

(e)	Excludes $9 million of litigation settlement and related costs.

Real Estate Services

Revenue increased $817 million while Adjusted EBITDA declined $218 million in third quarter 2002 compared with third quarter 2001.

Principally driving the increase in revenues was the contribution of $1,070 million in revenues from NRT (the operating results of which have been included in our consolidated results since April 17, 2002). NRT also contributed $81 million to Adjusted EBITDA during third quarter 2002. Prior to our acquisition of NRT, NRT paid us royalty and marketing fees of $66 million, real estate referral fees of $12 million and termination fees of $15 million during third quarter 2001. We also had a preferred stock investment in NRT prior to our acquisition, which generated dividend income of $6 million during third quarter 2001.

On a comparable basis, including post-acquisition intercompany royalties paid by NRT, our real estate franchise brands generated incremental royalties of $19 million in third quarter 2002, an increase of 12% over third quarter 2001, due to a 7% increase in home sale transactions and an 8% increase in the average price of homes sold. Royalty increases in the real estate franchise business are recognized with little or no corresponding increase in expenses due to the significant operating leverage within our franchise operations. Industry statistics provided by the National Association of Realtors for the three months ended September 30, 2002 indicate that the number of single-family homes sold has increased 1% versus the prior year, while the average price of those homes sold has grown 8%. Based on such statistics, our transaction volume has significantly outperformed the industry for third quarter 2002. Through our continued franchise sales efforts, we have grown our franchised operations and in conjunction with NRT acquisitions of real estate brokerages, we have increased market share as our transaction volume has significantly outperformed the industry. Franchise fees declined quarter-over-quarter substantially due to a $15 million franchise termination payment received during the third quarter of 2001 in connection with the conversion of certain Century 21 real estate brokerage offices into Coldwell Banker offices.

Revenues and Adjusted EBITDA in third quarter 2002 were negatively impacted by a $275 million non-cash provision for impairment of our MSRs. Declines in interest rates on ten-year Treasury notes and 30-year mortgages during third quarter 2002 of 120 basis points and 80 basis points, respectively, caused an increase in mortgage loan prepayments. Accordingly, the rise in mortgage loan prepayments has caused us to reduce the fair market value of our MSR asset. In addition, we updated the third-party model used to estimate prepayment rates to reflect more current borrower prepayment behavior. The combination of these factors resulted in increases to our estimated future loan prepayment rates, which negatively impacted the carrying value of the mortgage servicing rights asset, hence requiring the provision for the impairment of the mortgage servicing rights asset.

Excluding the $275 million non-cash provision for impairment of our MSR asset, revenues from mortgage-related activities increased $12 million in third quarter 2002 compared with third quarter 2001 as revenue growth from mortgage production was partially offset by a decline in net revenues from mortgage servicing. Revenues from mortgage loan production increased $29 million (17%) in third quarter 2002 compared with the prior year quarter as growth in our outsourced mortgage origination and broker business more than offset a reduction in mortgage loans sold in third quarter 2002 (explained below). In third quarter 2002, the growth in our mortgage origination business has shifted more toward fee-based outsourcing and broker business, as opposed to generating revenues from packaging and selling mortgage loans to the secondary market ourselves. Production fee income on outsourced and brokered loans is generated at the time of closing, whereas originated mortgage loans held for sale generate revenues at the time of sale (typically 45-60 days after closing). Accordingly, our production revenue is now driven by more of a mix of mortgage loans closed and mortgage loans sold (as opposed to just loans sold). Therefore, although the volume of mortgage loans sold declined $913 million (9%), mortgage loans closed increased $3.8 billion (34%) to $15.0 billion comprised of a $546 million (6%) increase in closed loans to be securitized (sold by us) and a $3.2 billion (170%) increase in closed loans which were outsourced or brokered. Purchase mortgage closings grew 9% to $8.3 billion, and refinancings increased 83% to $6.8 billion. Additionally, in connection with our securitized loans we realized an increase in margin, which is consistent with the mortgage industry operating at a higher capacity of loan production.

Net revenues from servicing mortgage loans declined $18 million (excluding the $275 million non-cash provision for impairment of MSRs). Recurring servicing fees (fees received for servicing existing loans in the portfolio) increased $10 million (11%) primarily due to a 19% quarter-over-quarter increase in the average servicing portfolio. However, such recurring activity was more than offset by increased mortgage servicing rights amortization due to the high levels of refinancings and related loan prepayments, resulting from the lower interest rate environment. Partially offsetting the revenue increase and further contributing to the Adjusted EBITDA decrease within this segment was a $13 million revenue reduction from relocation activities as a result of a decline in relocation-related homesale closings and lower interest rates charged to our clients. In addition, excluding the acquisition of NRT, operating and administrative expenses within this segment increased $22 million, primarily due to the continued high level of mortgage loan production and related servicing activities.

Hospitality

Revenues and Adjusted EBITDA increased $206 million and $53 million, respectively, primarily due to the acquisitions of Trendwest and Equivest in 2002. Trendwest (the results of which have been included since April 30, 2002) and Equivest (the results of which have been included since February 11, 2002) contributed revenues of $142 million and $32 million, respectively, and Adjusted EBITDA of $35 million and $8 million, respectively, in third quarter 2002. Excluding the acquisitions of Trendwest and Equivest, revenue and Adjusted EBITDA increased $32 million and $10 million, respectively, quarter-over-quarter. Timeshare subscription and transaction revenues within our RCI subsidiary increased $9 million (9%) primarily due to a 7% increase in exchanges, as well as a 5% increase in the average exchange fee. Sales of timeshare units at our Fairfield subsidiary generated incremental revenues of $6 million in third quarter 2002 primarily as a result of increased tour flow at resort sites and a higher average price per transaction. In addition, we recognized an incremental $14 million of income from providing the financing on the related timeshare unit sales. The additional financing income was generated as a result of a greater margin realized on contract sales as we benefited from a lower interest rate environment in third quarter 2002 compared with third quarter 2001. Royalties and marketing fund revenues within our lodging franchise operations declined $6 million (5%) in third quarter 2002 compared with third quarter 2001 due to a 4% reduction in the occupancy levels at our hotel brands.

Travel Distribution

Revenues and Adjusted EBITDA increased $408 million and $128 million, respectively, in third quarter 2002 substantially due to the October 2001 acquisitions of Galileo and Cheap Tickets, Inc. Prior to our acquisitions of Galileo and Cheap Tickets, the results of this segment only reflected the operations of Cendant Travel, our travel agent subsidiary. Galileo (the operating results of which have been included in our consolidated results since October 1, 2001) contributed revenues and Adjusted EBITDA of $395 million and $134 million, respectively, in third quarter 2002 while Cheap Tickets (the operating results of which have been included in our consolidated results since October 1, 2001) contributed incremental revenues of $10 million with an Adjusted EBITDA decline of $1 million. During third quarter 2002, Galileo air travel booking volumes were down 3% compared with third quarter 2001, and the effective yield per booking held relatively constant for the same periods. Despite a progressive rebound in travel post the September 11, 2001 terrorist attacks, our travel related bookings have not yet reached pre-September 11, 2001 levels. Revenues from our travel agency business declined $5 million, principally due to a reduction in the members of travel clubs to which we provide travel agency services.

Vehicle Services

Revenues and Adjusted EBITDA increased $49 million (5%) and $48 million (51%), respectively, in third quarter 2002 primarily due to increased revenues in our Avis car rental business, which were partially offset by lower revenues from vehicle leasing activities. Avis car rental revenues increased $57 million (9%) primarily due to an 8% increase in time and mileage revenue per rental day, which was principally supported by an increase in pricing and market share. In our vehicle leasing business, revenues declined $10 million principally due to lower interest expense on vehicle funding, which is substantially passed through to clients and, therefore, results in lower revenues but has minimal Adjusted EBITDA impact. Such decrease was partially mitigated by an increase in depreciation on leased vehicles, which is also passed through to clients.

Avis’ revenues are substantially derived from car rental agencies at airport locations. Through July 2002 (the last period for which information is available), approximately 84% of Avis’ revenues were generated from car rental agencies at airports. Avis increased its airport market share during 2002 posting a 23.4% market share at domestic airports through July 2002 compared to 22.6% over the same period last year and has recognized its largest market share gains over the last three months of 2002 (ending July 2002). Based on our accumulation of data thus far, pertaining to periods subsequent to July 2002, we expect this favorable trend of increased market share to continue through third quarter 2002, once industry data for third quarter 2002 are complete.

Additionally, through July 2002, Avis’ domestic airport revenue only declined less than 1% compared to a total market decline of 4.4% over the same periods.

Financial Services

Adjusted EBITDA increased $64 million (110%), in third quarter 2002 compared with third quarter 2001, despite a $16 million (5%) decline in revenues.

Adjusted EBITDA was favorably impacted by the outsourcing of our individual membership business in which a net decline of $34 million in membership-related revenues due to a lower membership base was more than offset by a net reduction in expenses. Marketing expenses were $11 million favorable in third quarter 2002 compared with third quarter 2001. In addition, membership operating expenses were approximately $38 million favorable due to cost savings from servicing fewer members. Also, in connection with the outsourcing of our individual membership business to Trilegiant, during the third quarter of last year we incurred $41 million of transaction-related expenses, the absence of which in the current quarter largely contributed to the Adjusted EBITDA increase quarter-over-quarter.

Jackson Hewitt, the franchiser and operator of tax preparation offices, generated incremental revenues of $23 million in third quarter 2002 over third quarter 2001 principally as a result of a financial product. The Jackson Hewitt franchise and tax preparation business is seasonal, whereby generally most of the annual revenues and Adjusted EBITDA is generated during the first quarter of the year.

Our domestic insurance wholesale businesses generated $14 million less revenue in third quarter 2002 compared with the prior year quarter, principally due to a lower profit share from insurance companies as a result of higher than expected claims. This was substantially offset by organic growth within our international insurance wholesale operations.

Corporate and Other

Revenues and Adjusted EBITDA declined $14 million and $9 million, respectively, in third quarter 2002 compared with third quarter 2001. The revenue decline principally reflects incremental intercompany revenue eliminations due to increased intercompany business activities, principally resulting from acquisitions. Adjusted EBITDA reflects higher unallocated corporate overhead costs due to increased administrative expenses.

NINE MONTHS ENDED SEPTEMBER 30, 2002 vs. NINE MONTHS ENDED SEPTEMBER 30, 2001

Results of Consolidated Operations

Our consolidated results from continuing operations comprised the following:

	2002	2001	Change
Net revenues	$10,238	$6,119	$4,119

Expenses, excluding other charges and non-program related interest, net	8,478	4,903	3,575
Other charges	289	299	(10)
Non-program related interest, net	194	180	14

Total expenses	8,961	5,382	3,579

Gains on dispositions of businesses	—	436	(436)

Losses on dispositions of businesses	—	(1)	1

Income before income taxes, minority interest and equity in Homestore.com	1,277	1,172	105
Provision for income taxes	427	427	—
Minority interest, net of tax	16	22	(6)
Losses related to equity in Homestore.com, net of tax	—	56	(56)

Income from continuing operations	$834	$667	$167

Net revenues increased approximately $4.1 billion (67%) during the nine months ended September 30, 2002 principally due to the acquisitions of NRT in April 2002, Galileo in October 2001 and Avis Group Holdings in March 2001, as well as Trendwest in April 2002 and Fairfield Resorts, Inc. in April 2001. NRT, Galileo and Avis contributed revenue growth of $2.0 billion, $1.2 billion and $605 million, respectively, while Trendwest and Fairfield contributed revenue growth of $235 million and $138 million, respectively. Such growth was partially offset by a $275 million (pre-tax) non-cash provision for impairment of the carrying value of our mortgage servicing rights, which is the capitalized value of expected future servicing earnings (see “Results of Reportable Segments—Real Estate Services” for a detailed discussion of this provision). A detailed discussion of revenue trends is included in “Results of Reportable Segments.”

Total expenses increased approximately $3.6 billion (66%), primarily as a result of the acquired businesses (NRT contributing $2.1 billion, Galileo contributing $858 million, Avis contributing $446 million, Trendwest contributing $201 million and Fairfield contributing $123 million).

The other charges recorded during the nine months ended September 30, 2002 primarily related to $239 million of non-cash amortization of the pendings and listings intangible asset substantially resulting from our acquisition of NRT, as well as $24 million of other acquisition and integration-related costs also substantially resulting from our acquisition of NRT. The charges recorded during the nine months ended September 30, 2001 primarily related to (i) the funding of an irrevocable contribution to the Real Estate Technology Trust ($95 million), (ii) the creation of Trip Network, Inc. ($85 million) and (iii) the September 11, 2001 terrorist attacks ($77 million), which substantially resulted from a rationalization of the Avis fleet in response to anticipated reductions in the volume of business (reflecting charges related to the reduction in the fleet, representing the difference between the carrying amount of the vehicles and the fair value of the vehicles less costs to sell, as well as corresponding personnel reductions). Also during the nine months ended September 30, 2001, we sold our real estate Internet portal, move.com, along with certain ancillary businesses, to Homestore.com in exchange for approximately 21 million shares of Homestore.com common stock then valued at $718 million. We recognized a gain of $436 million ($262 million, after tax) on the sale of these businesses at the time of closing. Such gain was substantially offset during fourth quarter 2001 by a loss of $407 million resulting from an other-than-temporary decline in the value of our investment in Homestore.

Our overall effective tax rate was 33% and 36% for the nine months ended September 30, 2002 and 2001, respectively. The effective tax rate for the nine months ended September 30, 2002 was lower primarily due to the elimination of goodwill amortization and the absence of higher state taxes on the gain on the disposition of our Internet real estate portal.

As a result of the above-mentioned items, income from continuing operations increased $167 million, or 25%, in the nine months ended September 30, 2002.

Results of Reportable Segments

	Revenues			Adjusted EBITDA
	2002	2001	% Change	2002		2001(d)		% Change
Real Estate Services	$3,181	$1,328	*	$574	(b)	$650	(e)	*
Hospitality	1,640	1,152	*	490		409		*
Travel Distribution	1,314	74	*	405		6		*
Vehicle Services	3,048	2,443	25%	336		276	(f)	22%
Financial Services	1,052	1,060	(1%)	374		259		44%

Total Reportable Segments	10,235	6,057		2,179		1,600
Corporate & Other(a)	3	62	*	(82	)(c)	(56	)(g)	*

Total Company	$10,238	$6,119	67%	$2,097		$1,544		36%

*	Not meaningful as the periods are not comparable due to the acquisitions or dispositions of businesses.
(a)	Included in Corporate and Other are the results of operations of the Company’s non-strategic businesses, unallocated corporate overhead and the elimination of transactions between segments.
(b)	Excludes a charge of $18 million principally related to the acquisition and integration NRT Incorporated and other real estate brokerage businesses.
(c)	Excludes $26 million of litigation settlement and related costs and $6 million of acquisition and integration related costs.
(d)
Excludes charges of $77 million related to the September 11, 2001 terrorist attacks, which primarily resulted from the rationalization of the Avis fleet and related car rental operations ($6 million, $60 million and $11 million within Hospitality, Vehicle Services and Corporate and Other, respectively).

(e)	Excludes a charge of $95 million related to the funding of an irrevocable contribution to the Real Estate Technology Trust.
(f)	Excludes a charge of $4 million related to the acquisition and integration of Avis.
(g)
Excludes (i) a net gain of $435 million primarily related to the sale of our real estate Internet Portal, move.com, and (ii) a credit of $14 million to reflect an adjustment to the settlement charge recorded in the fourth quarter of 1998 for the PRIDES class action litigation. Such amounts were partially offset by charges of (i) $85 million incurred in connection with the creation of Trip Network, Inc., (ii) $42 million for litigation settlement and related charges, (iii) $7 million related to a contribution to the Cendant Charitable Foundation and (iv) $4 million related to the acquisition and integration of Avis.

Real Estate Services

Revenues increased $1.85 billion while Adjusted EBITDA declined $76 million in nine months 2002 compared with nine months 2001.

Principally driving the increase in revenues was the contribution of $2,030 million in revenues from NRT (the operating results of which have been included in our consolidated results since April 17, 2002). NRT also contributed $170 million to Adjusted EBITDA during 2002. Prior to our acquisition of NRT, NRT paid us royalty and marketing fees of $168 million, real estate referral fees of $28 million and termination fees of $16 million during the nine months ended September 30, 2001. For the period January 1, 2002 through April 17, 2002, NRT paid us royalty and marketing fees of $66 million, real estate referral fees of $9 million and a termination fee of $16 million. We also had a preferred stock investment in NRT prior to our acquisition, which generated dividend income of $10 million and $18 million during the nine months ended September 30, 2002 and 2001, respectively.

On a comparable basis, including post-acquisition intercompany royalties paid by NRT, our real estate franchise brands generated incremental royalties of $69 million in nine months 2002, an increase of 18% over nine months 2001. The increase in royalties from our real estate franchise brands primarily resulted from a 9% increase in home sale transactions by franchisees and NRT, and a 9% increase in the average price of homes sold. Royalty increases in the real estate franchise business are recognized with little or no corresponding increase in expenses due to the significant operating leverage within our franchise operations. Industry statistics provided by the National Association of Realtors for the nine months ended September 30, 2002 indicate that the number of single-family homes sold has increased 4% versus the prior year, while the average price of those homes sold has increased approximately 9%. Through our continued franchise sales efforts, we have grown our franchised operations and in conjunction with NRT acquisitions of real estate brokerages, we have increased market share as our transaction volume has significantly outperformed the industry. Real estate franchise fee termination payments of $16 million and $16 million were received from NRT (prior to our acquisition of NRT) in nine months 2002 and nine months 2001, respectively, primarily in connection with the conversion of certain ERA and Century 21 real estate brokerage offices into Coldwell Banker offices.

Revenues and Adjusted EBITDA in nine months 2002 were negatively impacted by a $275 million non-cash provision for impairment of the carrying value of our mortgage servicing rights asset, which is the capitalized value of expected future servicing fees (see “Three Months Ended September 30, 2002 vs. Three Months Ended September 30, 2001—Real Estate Services” discussion above).

Excluding the $275 million non-cash provision for impairment of MSRs, revenues from mortgage-related activities increased $46 million in nine months 2002 compared with nine months 2001 as revenue growth from mortgage production was partially offset by a decline in net revenues from mortgage servicing. Revenues from mortgage loan production increased $147 million (34%) in nine months 2002 compared with the prior year period due to substantial growth in our outsourced mortgage origination and broker business (explained below). Loans sold volume in nine months 2002 remained relatively constant compared with nine months 2001. In nine months 2002, the growth in our mortgage origination business has shifted more toward fee-based outsourcing and broker business, as opposed to generating revenues from packaging and selling mortgage loans to the secondary market ourselves. Production fee income on outsourced and brokered loans is generated at the time of closing, whereas originated mortgage loans held for sale generate revenues at the time of sale (typically 45-60 days after closing). Accordingly, our production revenue is now driven by more of a mix of mortgage loans closed and mortgage loans sold (as opposed to just loans sold). Therefore, although the volume of mortgage loans sold was constant year-over-year, mortgage loans closed increased $9.4 billion (31%) to $40.1 billion comprised of a $11.1 billion (three fold) increase in closed loans which were outsourced or brokered, partially offset by a $1.7 billion (6%) reduction in closed loans to be securitized (sold by us). Purchase mortgage closings grew 12% to $21.8 billion, and refinancings increased 63% to $18.3 billion. Additionally, in connection with our securitized loans we realized an increase in margin which is consistent with the mortgage industry operating at a higher capacity of loan production.

Net revenues from servicing mortgage loans declined $101 million, excluding the $275 million non-cash writedown of MSRs. However, recurring servicing fees (fees received for servicing existing loans in the portfolio) increased $45 million (18%) primarily due to a 20% year-over-year increase in the average servicing portfolio. Such recurring activity was more than offset by increased mortgage servicing rights amortization due to the high levels of refinancings and related loan prepayments, resulting from the lower interest rate environment. In addition, segment results were negatively impacted by a $38 million revenue reduction from relocation activities as a result of a decline in relocation-related homesale closings and lower interest rates charged to our clients. Excluding the acquisition of NRT, operating and administrative expenses within this segment increased $45 million, primarily due to the continued high levels of mortgage loan production and related servicing activities.

Hospitality

Revenues and Adjusted EBITDA increased $488 million and $81 million, respectively, primarily due to the acquisitions of Fairfield Resorts in April 2001, Trendwest in April 2002 and Equivest in February 2002 and certain other vacation rental companies abroad in 2002 and 2001. Fairfield (for the first quarter of 2002—the period in which no comparable results were included in 2001), Trendwest, Equivest and the acquired vacation rental companies, contributed incremental revenues of $138 million, $235 million, $83 million, and $24 million, respectively and Adjusted EBITDA of $18 million, $54 million, $21 million and $2 million, respectively, in nine months 2002 compared with the prior year period. Excluding the impact from these acquisitions, revenues increased $8 million while Adjusted EBITDA declined $14 million year-over-year. Organic growth within our Vacation Rental Group contributed incremental revenues of $14 million in nine months 2002, due to an increase in vacation weeks sold, primarily attributable to improved direct marketing efforts. Timeshare subscription and transaction revenues increased $27 million (9%), primarily due to increases in exchange transactions and the average exchange fee. During nine months 2002, we recognized an incremental $20 million of income from providing the financing on timeshare unit sales at our Fairfield subsidiary. The additional financing income was generated as a result of a greater margin realized on contract sales as we benefited from a lower interest rate environment in nine months 2002 compared with the prior year period. Results within our lodging franchise operation continued to be suppressed subsequent to the September 11, 2001 terrorist attacks and their impact on the travel industry. Accordingly, royalties and marketing fund revenues within our lodging franchise operations were down $20 million (6%) in nine months 2002 compared with nine months 2001. However, comparable year-over-year occupancy levels in our franchised lodging brands have shown improvement during the nine months ended September 30, 2002. In addition, Preferred Alliance revenues and Adjusted EBITDA declined $13 million in nine months 2002 compared with nine months 2001, primarily from contract expirations and a contract termination payment received in the prior year. Excluding acquisitions, operating and administrative expenses within this segment increased approximately $23 million in nine months 2002, principally to support continued volume-related growth in our timeshare exchange business.

Travel Distribution

Revenues and Adjusted EBITDA increased $1.24 billion and $399 million, respectively, in nine months 2002 compared with nine months 2001, due to the October 2001 acquisitions of Galileo and Cheap Tickets. Galileo contributed revenues and Adjusted EBITDA of $1.21 billion and $414 million, respectively, in nine months 2002 while Cheap Tickets contributed incremental revenues of $36 million with an Adjusted EBITDA decline of $7 million. During nine months 2002, air travel booking volumes were down 10% compared with nine months 2001, as the September 11, 2001 terrorist attacks caused a significant reduction in the demand for travel-related services. Accordingly, despite a progressive rebound in travel post September 11, our travel-related booking volumes have not yet reached pre-September 11 levels. Partially offsetting the impact of lower booking volumes was a higher effective yield per booking, resulting in an 8% reduction in air booking fee revenues versus the comparable nine month period. Beginning in fourth quarter 2002, all quarterly periods will be comparable in terms of being subsequent to the September 2001 terrorist attacks. Revenues from our travel agency business declined $13 million principally due to a reduction in the members of travel-related clubs which are serviced by us.

Vehicle Services

Revenues and Adjusted EBITDA increased $605 million (25%) and $60 million (22%), respectively, in nine months 2002 versus the comparable prior year period. We acquired Avis Group Holdings (comprised of the Avis rental car business and fleet management operations) on March 1, 2001. Prior to the acquisition of Avis, revenues and Adjusted EBITDA of this segment consisted of franchise royalties received from Avis and earnings (losses)

from our equity investment in Avis. Avis’ operating results were included from the acquisition date forward and therefore included only seven months of results in 2001 (March through September). Accordingly, the Avis acquisition for January and February of 2002 (the period for which no comparable results were included in 2001) contributed incremental revenues and Adjusted EBITDA of $562 million and $5 million, respectively. On a comparable basis, post acquisition (seven months ended September 30, 2002 versus the comparable prior year period), revenues and Adjusted EBITDA increased $43 million and $55 million, respectively. Increased revenues in our Avis car rental business were offset by lower revenues from vehicle leasing activities. For the seven months ended September 30, 2002, Avis car rental revenues increased $82 million (5%), primarily due to a 6% increase in time and mileage revenue per rental day. This was principally supported by an increase in pricing, the impact of which substantially flows directly to Adjusted EBITDA, and increased market share. In our vehicle leasing business, over the same periods, revenues declined $33 million principally due to lower interest expense on vehicle funding, which is substantially passed through to clients and therefore results in lower revenues but has minimal Adjusted EBITDA impact. This was partially offset by an increase in depreciation on leased vehicles which is also passed through to clients. Avis has increased its airport market share during 2002 (See “Three Months Ended June 30, 2002 vs. Three Months Ended June 30, 2001—Vehicle Services” for market share statistics through July 2002, the last period for which information is available).

Financial Services

Adjusted EBITDA increased $115 million (44%) in nine months 2002 compared with nine months 2001, despite a $8 million (1%) decline in revenue. Adjusted EBITDA was favorably impacted by the outsourcing of our individual membership business (see “Trilegiant Transaction,” below), in which a net decline of $72 million in membership-related revenues due to a lower membership base was more than offset by a net reduction in expenses. Marketing expenses were $70 million favorable in third quarter 2002 compared with third quarter 2001 substantially due to the absence of new member marketing costs in nine months 2002. In addition, membership operating expenses were approximately $58 million favorable due to cost savings from servicing fewer members. In connection with the Trilegiant Transaction, during the third quarter of last year, we incurred $41 million of transaction-related expenses, the absence of which in the current quarter contributed to the increase in Adjusted EBITDA.

Jackson Hewitt generated incremental revenues of $78 million in nine months 2002. In January 2002, we acquired our largest tax preparation franchisee, Tax Services of America. TSA contributed incremental revenues of $42 million and Adjusted EBITDA of approximately $9 million to Jackson Hewitt’s nine month results. Jackson Hewitt also generated incremental revenues of $31 million in nine months 2002 from various financial products. Additionally, on a comparable basis, including post acquisition intercompany royalties paid by TSA, Jackson Hewitt franchise royalties increased $13 million (29%). The increase in Jackson Hewitt royalties was driven by a 14% increase in tax return volume, and a 14% increase in the average price per return. Additional operating and overhead costs were incurred in nine months 2002 due to an expansion of Jackson Hewitt’s infrastructure to support increased business activity and a reorganization and relocation of the Jackson Hewitt technology group.

Our domestic insurance wholesale businesses generated $14 million less revenue in nine months 2002 compared with nine months 2001 from a lower profit share from insurance companies as a result of higher than expected claims. This was substantially offset by organic growth within our international insurance wholesale operations.

Corporate and Other

Revenue and Adjusted EBITDA decreased $59 million and $26 million, respectively, in nine months 2002 compared with nine months 2001. In February 2001, we sold our real estate Internet portal and certain ancillary businesses, which collectively accounted for a quarter-over-quarter decline in revenues of $14 million and an improvement in Adjusted EBITDA of $8 million. In addition, revenues recognized from providing electronic reservation processing services to Avis prior to the acquisition of Avis resulted in a $14 million revenue decrease with no Adjusted EBITDA impact as Avis paid royalties but was billed for reservation services at cost. Revenues also included incremental inter-segment revenue eliminations in nine months 2002 due to increased intercompany business activities, principally resulting from acquisitions. Adjusted EBITDA also includes higher unallocated corporate overhead costs due to increased administrative expenses and infrastructure expansion to support company growth.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

As we provide a wide range of consumer and business services, we are active in many types of industries. The majority of our businesses operate in environments where we are paid a fee for services provided. Within our car rental, vehicle management, relocation, mortgage services and timeshare development businesses, we purchase assets, or finance the purchase of assets, on behalf of our clients. We seek to manage the interest rate exposures inherent in these assets by matching them with financial liabilities that have similar terms and interest rate characteristics. We classify these activities as assets under management and mortgage programs and liabilities under management and mortgage programs.

Such activities are conducted and managed by legally separate finance and/or mortgage companies. Accordingly, the financial results of our finance activities vary from the rest of our businesses based upon the impact of the relative business and financial risks and asset attributes, as well as the nature and timing associated with the respective cash flows. We believe that it is appropriate to segregate our assets under management and mortgage programs and our liabilities under management and mortgage programs separately from the assets and liabilities of the rest of our businesses because, ultimately, the source of repayment of such liabilities is the realization of such assets.

Financial Condition

	September 30, 2002	December 31, 2001	Change
Total assets exclusive of assets under management and mortgage programs	$19,556	$21,676	$(2,120)
Assets under management and mortgage programs	12,574	11,868	706
Total liabilities exclusive of liabilities under management and mortgage programs	$11,047	$15,207	$(4,160)
Liabilities under management and mortgage programs	11,571	10,894	677
Mandatorily redeemable preferred interest	375	375	—
Stockholders’ equity	9,137	7,068	2,069

Total assets exclusive of assets under management and mortgage programs decreased primarily due to (i) the application of $1.66 billion of prior payments made to the stockholder litigation settlement trust to extinguish a portion of our stockholder litigation settlement liability, (ii) the sale of $1.3 billion of NCP assets and (iii) a $1.7 billion reduction in cash (see “Liquidity and Capital Resources” below for a detailed discussion of such reduction). Such decreases were partially offset by (i) a $2.1 billion net increase in goodwill and franchise agreements resulting primarily from the acquisitions of NRT and Trendwest and (ii) the acquisition of a trademark valued at approximately $200 million related to our venture with Marriott.

Assets under management and mortgage programs increased primarily due to (i) an increase of $520 million in vehicles used in our Avis business in order to meet seasonal demand, (ii) an increase of $471 million in timeshare receivables primarily resulting from the acquisitions of Trendwest and Equivest and (iii) an increase of $115 million in mortgage loans held for sale primarily due to timing differences arising between the origination and sales of such loans. Such increases were partially offset by the reduction of $219 million to our mortgage servicing rights asset (including the related hedge) due to valuation adjustments and related amortization, net of additions.

Total liabilities exclusive of liabilities under management and mortgage programs decreased primarily due to (i) the $2.85 billion payment of our stockholder litigation settlement liability as described below, (ii) the repurchase of $517 million of our zero coupon senior convertible contingent notes, (iii) the $390 million repayment of our 3% convertible notes and (iv) the repurchase of $108 million of our 7¾% notes. On March 18, 2002, the Supreme Court denied all final petitions relating to our principal securities class action lawsuit. As of December 31, 2001, we had deposited cash totaling $1.41 billion to a trust established for the benefit of the plaintiffs in this lawsuit. In March 2002, we made an additional payment of $250 million to the trust. We completely funded all remaining obligations arising out of the principal securities class action lawsuit on May 24, 2002 with a final payment of approximately $1.2 billion to the trust. As of September 30, 2002, we had no remaining obligations relating to the principal securities class action lawsuit.

Liabilities under management and mortgage programs increased primarily due to (i) the issuance during 2002 of $732 million of unsecured term notes and $211 million of commercial paper, (ii) a net issuance of $134 million in secured term notes and Preferred Membership Interests under the Chesapeake Funding program during 2002, (iii) a net increase of $465 million in secured term notes under the AESOP Funding program, (iv) an increase of $91 million in secured short-term borrowings to fund timeshare receivables related to our acquisition of Equivest Finance, Inc. in February 2002 and (v) $68 million of borrowings during 2002 to fund relocation receivables. Such increases were partially offset by (i) the repayment of $750 million of outstanding borrowings under revolving credit facilities and (ii) a decrease of $270 million in secured short-term mortgage borrowings primarily due to lower mortgage warehousing needs.

Stockholders’ equity increased primarily due to (i) $834 million of income from continuing operations generated during the nine months ended September 30, 2002, (ii) the issuance of $916 million (47.4 million shares) in CD common stock in connection with the Trendwest acquisition, (iii) the issuance of $216 million (11.5 million shares) in CD common stock in connection with the acquisition of NRT, (iv) $99 million relating to the Company’s venture with Marriott International, Inc. and (v) $95 million related to the exercise of employee stock options. Such increases were partially offset by our repurchase of $207 million (12.8 million shares) in CD common stock.

Liquidity and Capital Resources

Our principal sources of liquidity are cash on hand, our ability to generate cash through operations and financing activities, as well as available credit and securitization facilities.

Cash Flows

At September 30, 2002, we had $205 million of cash on hand, a decrease of approximately $1.7 billion from approximately $1.9 billion at December 31, 2001 reflecting management’s efforts to apply our cash balances to reduce outstanding indebtedness and liabilities.

The following table summarizes such decrease:

	Nine Months Ended September 30,
	2002		2001	Change
Cash provided by (used in):
Operating activities	$431	(a)	$2,152	$(1,721)
Investing activities	(1,059	)(b)	(4,826)	3,767
Financing activities	(1,195)		4,870	(6,065)
Effects of exchange rate changes on cash and cash equivalents	12		4	8
Cash provided by discontinued operations	74		80	(6)

Net change in cash and cash equivalents	$(1,737)		$2,280	$(4,017)

(a)
Includes the application of prior payments made to the stockholder litigation settlement trust of $1.41 billion, the March 2002 payment of $250 million to the trust and the May 2002 payment of $1.2 billion to the trust to fund the remaining balance of the settlement liability.

(b)	Includes $1.41 billion of proceeds from the stockholder litigation settlement trust, which were used to extinguish a portion of the stockholder litigation settlement liability.

During the nine months ended September 30, 2002, we generated approximately $1.7 billion less cash from operating activities primarily due to (i) $1.41 billion of cash payments made in prior periods to the stockholder litigation settlement trust that were used during first quarter 2002 to extinguish a portion of the stockholder litigation settlement liability and (ii) $1.44 billion of payments made in first and second quarters 2002 to pay off the remaining balance of the stockholder litigation settlement liability. Partially offsetting these uses were greater operating cash flows generated by our Avis car rental and mortgage businesses.

Also, during the nine months ended September 30, 2002, we made cash payments of $29 million and $7 million for personnel related and facility related costs, respectively, resulting from the restructuring charge we recorded in fourth quarter 2001 as a result of changes in business and consumer behavior following the September 11, 2001 terrorist attacks. Such liability approximated $42 million as of September 30, 2002. As of September 30, 2002, the initiatives committed to by management in this restructuring plan were substantially completed.

During the nine months ended September 30, 2002, we used approximately $3.8 billion less cash in investing activities primarily due to (i) the proceeds of $1.41 billion of prior payments made to the stockholder litigation settlement trust that were used to extinguish a portion of our stockholder litigation settlement liability, (ii) the proceeds of $1.2 billion from the sale of NCP and (iii) a reduction of $902 million in cash used for acquisitions. Partially offsetting the cash used in investing activities was additional cash used to acquire vehicles for our car rental and fleet management operations.

Capital expenditures during the nine months ended September 30, 2002 amounted to $235 million and were utilized to support operational growth, enhance marketing opportunities and develop operating efficiencies through technological improvements. We continue to anticipate aggregate capital expenditure investments during 2002 of approximately $360 million.

During the nine months ended September 30, 2002, we used approximately $1.2 billion of cash in financing activities as compared to generating approximately $4.9 billion of cash during the nine months ended September 30, 2001. Reflected in the cash we used during the nine months ended September 30, 2002 are (i) repayments of outstanding borrowings of $750 million under revolving credit facilities, (ii) debt redemptions of $670 million and (iii) stock repurchases of $207 million. We anticipate using cash on hand and operating cash flow generated during the year to continue to reduce our outstanding indebtedness and also to continue to repurchase CD common stock. As of September 30, 2002, we had approximately $255 million of remaining availability under our board-authorized CD common stock repurchase programs (including the additional $200 million approved by our Board of Directors on October 16, 2002).

Available Credit and Securitization Facilities

At September 30, 2002, we had approximately $5.0 billion of available funding arrangements and credit facilities (including availability of approximately $2.0 billion at the corporate level and approximately $3.0 billion available for use in our management and mortgage programs).

As of September 30, 2002, the credit facilities at the corporate level consisted of:

	Total Capacity	Letters of Credit Issued	Available Capacity
Maturing in August 2003	$1,250	$229	$1,021
Maturing in February 2004	1,150	214	936

	$2,400	$443	$1,957

Under the terms of our $1.25 billion facility, the revolving line was reduced by $500 million from its previous capacity of $1.75 billion in August 2002. However, the availability under this facility increased during 2002 primarily as a result of our paying off the entire stockholder litigation settlement liability and thereby reducing the letters of credit issued under the facility.

As of September 30, 2002, available funding arrangements and credit facilities related to our management and mortgage programs consisted of:

	Total Capacity	Outstanding Borrowings	Available Capacity
Asset-Backed Funding Arrangements
AESOP Funding	$4,801	$4,111	$690
Chesapeake Funding (formerly Greyhound Funding)	3,427	3,067	360
Mortgage warehouse facilities(a)	690	326	364

	8,918	7,504	1,414

Credit Facilities
Maturing in November 2002	125	—	125
Maturing in February 2004	750	—	750
Maturing in February 2005	750	—	750

	1,625	—	1,625

	$10,543	$7,504	$3,039

(a)
Our mortgage business maintains facilities with a total capacity of $600 million, outstanding borrowings of $244 million and available capacity of $356 million. Our real estate brokerage business maintains facilities with a total capacity of $90 million, outstanding borrowings of $82 million and available capacity of $8 million.

We also sell a significant portion of residential mortgage loans generated in our mortgage business and receivables generated in our relocation and timeshare businesses into securitization entities, generally on a non-recourse basis, as part of our financing strategy. We retain the servicing rights and, in some instances, subordinated residual interests in the mortgage loans and relocation and timeshare receivables. The investors generally have no recourse to our other assets for failure of debtors to pay when due.

During the third quarter of 2002, we formed Sierra Receivables Funding Company LLC, a special purpose entity, in connection with the establishment of a securitization facility, which replaced certain other timeshare receivable securitization facilities utilized by our Fairfield and Trendwest subsidiaries. At September 30, 2002, the maximum funding capacity through this special purpose entity is $550 million and the available capacity is $173 million. At September 30, 2002, we were servicing $442 million of timeshare receivables transferred to this special purpose entity. We were also servicing $163 million of Fairfield timeshare receivables and $574 million of Trendwest timeshare receivables sold to other special purpose entities as of September 30, 2002.

Additionally, PHH was servicing $581 million of relocation receivables sold to a special purpose entity. The maximum funding capacity through the special purpose entity used to securitize relocation receivables is $600 million and, as of September 30, 2002, available capacity through this special purpose entity was $120 million.

PHH was also servicing approximately $2.0 billion of mortgage loans sold to a special purpose entity as of September 30, 2002. In addition to the mortgage loans sold to the special purpose entity, as of September 30, 2002, PHH was servicing $108 billion of residential first mortgage loans. The maximum funding capacity through this special purpose entity is $3.2 billion and, as of September 30, 2002, we had available capacity of approximately $1.2 billion. In addition to the capacity through the special purpose entity, PHH has the capacity to securitize approximately $1.4 billion of mortgage loans under a subsidiary’s registration statement. The sale of mortgage loans into the secondary market is customary practice in the mortgage industry.

Financial Obligations

At September 30, 2002, we had approximately $17.0 billion of indebtedness (including corporate indebtedness of $6.1 billion, debt related to our management and mortgage programs of $10.6 billion and our mandatorily redeemable interest of $375 million). Our net debt (excluding the Upper DECS and debt related to our management and mortgage programs and net of cash and cash equivalents) to total capital (including net debt and the Upper DECS) ratio was 35% and 37% as of September 30, 2002 and December 31, 2001, respectively, and the ratio of Adjusted EBITDA to net non-program related interest expense was 11 to 1 and 9 to 1 for the nine months ended September 30, 2002 and 2001, respectively.

Corporate indebtedness, excluding the Upper DECS of $863 million, consisted of:

	Earliest Redemption Date	Final Maturity Date	September 30, 2002	December 31, 2001	Change
7¾% notes	December 2003	December 2003	$1,042	$1,150	$(108)
6.875% notes	August 2006	August 2006	850	850	—
11% senior subordinated notes	May 2009	May 2009	554	584	(30)
3 7/8% convertible senior debentures	November 2004	November 2011	1,200	1,200	—
Zero coupon senior convertible contingent notes	February 2004	February 2021	417	920	(503)
Zero coupon convertible debentures	May 2003	May 2021	1,000	1,000	—
3% convertible subordinated notes	February 2002	February 2002	—	390	(390)
Net hedging gains (*)			95	11	84
Other			51	27	24

Total corporate debt, excluding Upper DECS			$5,209	$6,132	$(923)

(*)	Represents derivative gains resulting from fair value hedges, of which $56 million had been realized as of September 30, 2002 and will be amortized by us as an offset to interest expense.

Our corporate indebtedness decreased $923 million primarily due to the (i) redemption of our 3% convertible subordinated notes for $390 million, (ii) repurchase of $517 million of our zero coupon senior convertible contingent notes with a face value of approximately $821 million, (iii) repurchase of $108 million of our 7¾% notes and (iv) repurchase of $10 million of our 11% senior subordinated notes. In connection with the repurchase of our zero coupon, 7¾% and 11% senior subordinated notes, we recorded extraordinary losses of $43 million ($30 million after tax) during the nine months ended September 30, 2002.

Additionally, during October 2002, we repurchased (i) $18 million of our 11% senior subordinated notes with a face value of $16 million for $17 million in cash; (ii) $35 million of our zero coupon convertible debentures with a face value of $35 million for $34 million in cash and (iii) $76 million of our 7¾% notes with a face value of $76 million for $77 million.

On May 2, 2002, we amended certain terms of our zero coupon convertible debentures. In connection with these amendments, (i) we will make cash interest payments of 3% per annum, beginning May 5, 2002 and continuing through May 4, 2003, to the holders of the debentures on a semi-annual basis and (ii) the holders were granted an additional option to put the debentures to us on May 4, 2003. Holders had the right to require us to redeem their zero coupon convertible debentures on May 4, 2002. On such date, virtually all holders declined to exercise this put option and retained their debentures.

Debt related to our management and mortgage programs consisted of:

	September 30, 2002	December 31, 2001	Change
Secured Borrowings
Term notes	$6,772	$6,237	$535
Short-term borrowings	617	582	35
Commercial paper	—	120	(120)
Other	359	295	64

Total secured borrowings	7,748	7,234	514

Unsecured Borrowings
Medium-term notes	1,401	679	722
Short-term borrowings	253	983	(730)
Commercial paper	1,128	917	211
Other	27	31	(4)

Total unsecured borrowings	2,809	2,610	199

	$10,557	$9,844	$713

Our debt related to management and mortgage programs increased $713 million primarily due to (i) net issuance of $134 million in secured term notes and preferred membership interests under the Chesapeake Funding program, (ii) a net increase of $465 million in secured term notes under the AESOP Funding program, (iii) an increase of $91 million in secured short-term borrowings to fund timeshare receivables related to our acquisition of Equivest Finance, Inc. in February 2002, (iv) $68 million of borrowings to fund relocation receivables and (v) the issuance during 2002 of $732 million of unsecured term notes bearing interest and $211 million of commercial paper. Such increases were partially offset by (i) a decrease of $270 million in secured short-term mortgage borrowings primarily due to lower mortgage warehousing needs and (ii) the repayment of $750 million of outstanding borrowings under revolving credit facilities.

We also currently have $3.0 billion of availability for public debt or equity issuances under a shelf registration statement at the corporate level and $2.1 billion of availability for public debt issuances under shelf registration statements at the PHH level.

Liquidity Risk

Our liquidity position may be negatively affected by unfavorable conditions in any one of the industries in which we operate, as our ability to generate cash flows from operating activities may be reduced due to those unfavorable conditions. Additionally, our liquidity as it relates to both management and mortgage programs could be adversely affected by deterioration in the performance of the underlying assets of such programs. Access to the principal financing program for our car rental subsidiary may also be impaired should General Motors Corporation not be able to honor its obligations to repurchase a substantial number of our vehicles. Our liquidity as it relates to mortgage programs is highly dependent on the secondary markets for mortgage loans. Access to certain of our securitization facilities and our ability to act as servicer thereto also may be limited in the event that our or PHH’s credit ratings are downgraded below investment grade and, in certain circumstances, where we or PHH fail to meet certain financial ratios. However, we do not believe that our or PHH’s credit ratings are likely to fall below such thresholds. Additionally, we monitor the maintenance of these financial ratios and, as of September 30, 2002, we were in compliance with all covenants under these facilities.

Currently our credit ratings are as follows:

	Moody’s Investor Service	Standard & Poor’s	Fitch Ratings
Cendant
Senior unsecured debt	Baa1	BBB	BBB+
Subordinated debt	Baa2	BBB–	BBB

PHH
Senior debt	Baa1	BBB+	BBB+
Short-term debt	P-2	A-2	F2

A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time by the rating agency.

Stock-Based Compensation

During third quarter 2002, our Board of Directors accelerated the vesting of certain options previously granted with exercise prices greater than or equal to $15.1875. Our senior executive officers were not eligible for this modification. In connection with such action, approximately 43 million options, substantially all of which were scheduled to become exercisable by January 2004, became exercisable as of August 27, 2002. In addition, the post-employment exercise period for the modified options was reduced from one year to thirty days. However, if the employee remains employed by us through the date on which the option was originally scheduled to become vested, the post-employment exercise period will be one year. As permitted by SFAS No. 123, “Accounting for Stock-Based Compensation,” we currently measure our stock-based compensation using the intrinsic value approach under APB Opinion No. 25. Accordingly, we do not recognize compensation expense upon the issuance of its stock options because the option terms are fixed and the exercise price equals the market price of the underlying CD common stock on the grant date. We comply with the provision of SFAS No. 123 by providing pro forma disclosures of net income and related per share data giving consideration to the fair value method provisions of SFAS No. 123. In accordance with the provisions of the FASB Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation (an Interpretation of APB Opinion No. 25),” there is no charge associated with the August 27, 2002 modification since none of the modified options had intrinsic value because the market price of the underlying CD common stock on August 27, 2002 was less than the exercise price of the modified options.

On January 1, 2003, we plan to adopt the fair value method of accounting for stock-based compensation provisions of SFAS No. 123, which is considered by the Financial Accounting Standards Board (“FASB”) to be the preferable accounting method for stock-based employee compensation. Subsequent to the adoption of the fair value method provisions of SFAS No. 123, we will expense all future employee stock options (and similar awards) over the vesting period based on the fair value of the award on the date of grant. We do not expect our results of operations to be impacted in the current year from this prospective change in accounting policy based on the current accounting guidance related to this adoption, which is currently under review by the FASB.

The impact of recording compensation expense at fair value in prior periods has been included in the pro forma disclosures, as required by SFAS No. 123 provided in our Annual Report on Form 10-K/A filed on November 4, 2002. Prior period compensation expense is not necessarily indicative of future compensation expense that would be recorded by us upon our adoption of the fair value method provisions of SFAS No. 123. Future expense may vary based upon factors such as the number of options granted by us and the then-current fair market value of such options.

Affiliated Entities

We maintain certain relationships with affiliated entities principally to support our business model of growing earnings and cash flow with minimal asset risk. We do not have the ability to control the operating and financial policies of these entities and, accordingly, do not consolidate these entities in our results of operations or financial position. Certain of our officers serve on the Board of Directors of these entities, but in no instances do they constitute a majority of the Board, nor do they receive any economic benefits therefrom.

Trip Network, Inc.    During October 2001, we entered into lease and licensing agreements, a travel services agreement and a global distribution services subscriber agreement with Trip Network, Inc. During the three and nine months ended September 30, 2002, revenues recognized by us in connection with these agreements totaled $2 million and $8 million, respectively. We also incurred related expenses of $2 million and $6 million, respectively, in connection with these agreements.

At September 30, 2002, our preferred equity interest in Trip Network approximated $17 million. During the three and nine months ended September 30, 2002, we did not record any dividend income relating to our preferred equity interest in Trip Network.

FFD Development Company, LLC.    FFD Development Company, LLC was created by Fairfield prior to our acquisition of Fairfield in April 2001 for the purpose of acquiring real estate for the development of vacation ownership units that are sold to Fairfield upon completion. During the nine months ended September 30, 2002, we purchased $62 million of timeshare interval inventory and land from FFD, bringing the total cumulative amount purchased to $102 million as of September 30, 2002. As of September 30, 2002, we are obligated to purchase an additional $243 million of timeshare interval inventory and land from FFD, approximately $140 million of which is estimated to be payable within the next 12 months. As is customary in “build to suit” agreements, when we contract with FFD for the development of a property, we issue a letter of credit for up to 20% of our purchase price for such property. Drawing under all such letters of credit will only be permitted if we fail to meet our obligation under any purchase commitment. As of September 30, 2002, Cendant had approximately $39 million of such letters of credit outstanding. We are not obligated or contingently liable for any debt incurred by FFD.

At September 30, 2002, our preferred equity interest in FFD approximated $68 million. During the three months ended September 30, 2002 and 2001, we recorded non-cash dividend income of $3 million relating to our preferred equity interest in FFD. During the nine months ended September 30, 2002 and 2001, we recorded non-cash dividend income of $9 million and $3 million and $4 million, respectively, relating to our preferred equity interest in FFD. Such amounts were paid-in-kind.

Trilegiant Corporation.    On July 2, 2001, we entered into an agreement with Trilegiant Corporation to outsource our individual membership and loyalty businesses to Trilegiant. During the three and nine months ended September 30, 2002 and 2001, we paid Trilegiant $147 million and $43 million, respectively, in connection with services provided under this agreement. During the nine months ended September 30, 2002 and 2001, Trilegiant collected $211 million and $100 million, respectively, of cash on our behalf in connection with membership renewals. Additionally, as of September 30, 2002, Trilegiant owed us an additional $6 million in connection with membership renewals. During the three and nine months ended September 30, 2002, we recognized $3 million of royalty revenues related to Trilegiant’s members.

Trilegiant is also licensing and/or leasing from us the assets of our individual membership business. In connection with the licensing and leasing arrangements, Trilegiant paid us $15 million and $3 million, respectively, in cash during the nine months ended September 30, 2002 and 2001 and owed us an additional $4 million as of September 30, 2002.

During the three and nine months ended September 30, 2002, we expensed $2 million and $14 million, respectively, related to the marketing advance we made to Trilegiant in 2001. During the three and nine months ended September 30, 2001, we expensed $10 million related to this advance. As of September 30, 2002, the remaining balance of the marketing advance approximated $53 million.

At September 30, 2002, Trilegiant had an outstanding balance of $65 million due to us related to amounts drawn on the $75 million loan facility we have provided in connection with a specific marketing agreement under which we expect to receive commissions. We will collect such amount as commissions are received by Trilegiant from the third party. We evaluate the collectibility of the note at the end of each reporting period. Additionally, through September 30, 2002, Trilegiant had not drawn on the $35 million revolving line of credit, which we provide at our discretion.

Recently Issued Accounting Pronouncements

During April 2002, the FASB issued SFAS No. 145, “Rescission of FASB Statements No. 4, 44, and 64, Amendment of FASB Statement No. 13, and Technical Corrections.” Such standard requires any gain or loss on extinguishments of debt to be presented as a component of continuing operations (unless specific criteria is met) whereas SFAS No. 4 required that such gains and losses be classified as an extraordinary item in determining net income. Upon adoption of SFAS No. 145, we expect to reclassify its extraordinary gains or losses on the extinguishments of debt to continuing operations. We will adopt these provisions on January 1, 2003.

During June 2002, the FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” Such standard requires costs associated with exit or disposal activities (including restructurings) to be recognized when the costs are incurred, rather than at a date of commitment to an exit or disposal plan. SFAS No. 146 nullifies Emerging Issues Task Force (“EITF”) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” Under SFAS No. 146, a liability related to an exit or disposal activity is not recognized until such liability has actually been incurred whereas under EITF Issue No. 94-3 a liability was recognized at the time of a commitment to an exit or disposal plan. The provisions of this standard are effective for disposal activities initiated after December 31, 2002.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL
CONDITION AND RESULTS OF OPERATIONS FOR THE YEAR ENDED
DECEMBER 31, 2001

The following discussion of our results of operations and financial condition excludes portions of the Management’s Discussion and Analysis in our Form 10-K/A, including critical accounting policies, and should be read in conjunction with that Management’s Discussion and Analysis and our consolidated condensed financial statements and accompanying notes thereto filed on Form 10-K/A with the Commission on December 19, 2002, which is incorporated by reference into this prospectus supplement. Unless otherwise noted, all dollar amounts are in millions.

RESULTS OF CONSOLIDATED OPERATIONS—2001 vs. 2000

Our consolidated results from continuing operations comprised the following:

	2001	2000	Change
Net revenues	$8,613	$4,320	$4,293

Expenses, excluding other charges and non-vehicle interest, net	7,003	3,056	3,947
Other charges	671	111	560
Non-vehicle interest, net	252	152	100

Total expenses	7,926	3,319	4,607

Gains on disposition of businesses	(443)	(37)	(406)
Losses on disposition of businesses	26	45	(19)
Impairment of investments	441	—	441

Income before income taxes, minority interest and equity in Homestore.com	663	993	(330)
Provision for income taxes	220	341	(121)
Minority interest, net of tax	24	83	(59)
Losses related to equity in Homestore.com, net of tax	77	—	77

Income from continuing operations	$342	$569	$(227)

Net revenues increased primarily as a result of the impact of acquired businesses (Avis, Fairfield, Galileo and Cheap Tickets), which resulted in an additional $4.2 billion in net revenues, as well as substantial growth in mortgage refinancing activity and mortgage purchase volume, which resulted in an additional $367 million in net revenues. A detailed discussion of revenue trends is included in “Results of Reportable Segments—2001 vs. 2000.” Total expenses also increased primarily as a result of the impact of acquired businesses, which resulted in an additional $4.0 billion in expenses, as well as other charges of $560 million (discussed below) and an increase in net non-vehicle interest expense of $100 million, which primarily resulted from interest expense accrued on our stockholder litigation settlement liability.

Our overall effective tax rate was 33.2% and 34.3% for 2001 and 2000, respectively. The effective rate for 2001 was lower, as the benefit from the recognition of foreign tax credits exceeded the negative impact of acquisitions. Minority interest, net of tax, decreased by $59 million due to the maturity of the Feline PRIDES in February 2001, at which time holders used the interest bearing trust preferred security to satisfy their obligation to purchase CD common stock. Additionally, we recorded after-tax charges of $77 million related to our equity ownership in Homestore, which was received in connection with the sale of move.com and certain ancillary businesses to Homestore in February 2001.

As a result of the above-mentioned items, income from continuing operations decreased $227 million, or 40%, during 2001.

Other Charges

Restructuring and Other Unusual Charges

Restructuring Costs.    During 2001 and 2000, we incurred restructuring charges of $110 million and $60 million, respectively. The 2001 charges were primarily recorded as a result of actions taken in response to the September 11th terrorist attacks, while the 2000 charges primarily related to the consolidation of business operations and rationalization of certain existing processes.

As a result of changes in business and consumer behavior following the September 11th terrorist attacks, we formally committed to various strategic initiatives during fourth quarter 2001, which were generally aimed at aligning cost structures in our underlying businesses in response to anticipated levels of volume. The major areas of cost reductions include call center operations, field locations for car rental operations and back office support functions. To achieve these reductions, we will redirect call traffic, consolidate processes, reduce staffing levels and close offices. Accordingly, we incurred restructuring charges of $110 million, of which $21 million were non-cash, ($40 million, $30 million, $22 million, $8 million, $7 million and $3 million of charges were recorded within Hospitality, Real Estate Services, Corporate and Other, Financial Services, Vehicle Services and Travel Distribution, respectively). We anticipate that these initiatives will be completed by the end of fourth quarter 2002. The initiatives are anticipated to increase pre-tax income by approximately $95 million to $100 million annually, commencing in first quarter 2002. The initial recognition of the charge and the corresponding utilization from inception are summarized by category as follows:

	2001 Restructuring Charge	Cash Payments	Other Reductions	Balance at December 31, 2001
Personnel related	$68	$11	$5	$52
Asset impairments and contract terminations	17	3	10	4
Facility related	25	1	—	24

Total	$110	$15	$15	$80

Personnel related costs primarily include severance resulting from the rightsizing of certain businesses and corporate functions. As of December 31, 2001, we formally communicated the termination of employment to approximately 3,000 employees, representing a wide range of employee groups, and approximately 2,100 employees were terminated. We anticipate the majority of the personnel related costs will be paid during first quarter 2002. All other costs were incurred primarily in connection with facility closures and lease obligations resulting from the consolidation of our operations. Cash payments made during 2001 were funded from operations and we anticipate funding remaining cash requirements from operations.

During first quarter 2000, we incurred restructuring charges of $60 million in connection with various strategic initiatives (such liability was reduced by $4 million during 2001 as a result of a change in the original estimate of costs to be incurred). These initiatives were generally aimed at improving the overall level of organizational efficiency, consolidating and rationalizing existing processes, and reducing cost structures in our underlying businesses. The initiatives primarily affected our Hospitality and Financial Services segments and were completed by the end of first quarter 2001. The initial recognition of the charge and the corresponding utilization from inception are summarized by category as follows:

	2000 Restructuring Charge	Cash Payments	Other Reductions	Balance at December 31, 2000	Cash Payments	Other Reductions	Balance at December 31, 2001
Personnel related	$25	$18	$1	$6	$4	$2	$—
Asset impairments and contract terminations	26	1	25	—	—	—	—
Facility related	9	2	1	6	4	2	—

Total	$60	$21	$27	$12	$8	$4	$—

Personnel related costs primarily included severance resulting from the consolidation of our operations and certain corporate functions. We formally communicated the termination of employment to approximately 970 employees, representing a wide range of employee groups, all of whom were terminated by March 31, 2001. Asset impairments and contract terminations were incurred in connection with the exit of our timeshare software development business. Facility related costs consisted of facility closures and lease obligations also resulting from the consolidation of our operations. All cash payments were funded from operations.

Other Unusual Charges.    During 2001 and 2000, we incurred unusual charges of $273 million and $49 million, respectively. The 2001 charges primarily consisted of (i) $95 million related to the funding of an irrevocable contribution to the Real Estate Technology Trust, an independent technology trust responsible for providing technology initiatives for the benefit of certain of our current and future real estate franchisees, (ii) $85 million related to the funding of Trip Network, Inc., formerly, Travel Portal, Inc., (see discussion in “Liquidity and Capital Resources”), (iii) $41 million related to the rationalization of the Avis fleet in response to the September 11th terrorist attacks as a result of anticipated reduction in the volume of business (including the reduction in the fleet, as well as corresponding personnel reductions), (iv) $8 million related to the abandonment of financial software projects due to our decision to forego their implementation as a result of anticipated reduction in the volume of business in our rental car, travel distribution and timeshare businesses resulting from the September 11th terrorist attacks and (v) $7 million related to a charitable contribution of $1.5 million in cash and stock in a publicly traded company valued at $5.5 million (based upon its then-current fair value), to the Cendant Charitable Foundation, which we established in September 2000 to serve as a vehicle for making charitable contributions to worthy charitable causes that are of particular interest to our employees, customers and franchisees. The foundation is controlled by its Board of Directors, which is currently comprised of eight persons, all of whom are either our employees or employees of our affiliates. Although we may make contributions to the foundation from time to time, we are not under any obligation or otherwise committed to do so. No contributions were made to the foundation in 2000.

The 2000 charges primarily consisted of (i) $21 million of costs to fund an irrevocable contribution to the Hospitality Technology Trust, an independent technology trust responsible for completing the transition of our lodging franchisees to a common property management system, (ii) $11 million of executive termination costs, (iii) $7 million of costs primarily related to the abandonment of certain computer system applications, (iv) $3 million of costs related to stock option contract modifications and (v) $3 million of costs related to the postponement of the initial public offering of Move.com common stock.

The Real Estate Technology Trust and Hospitality Technology Trust are governed by trustees, none of whom are employees or affiliates of Cendant. Furthermore, we have no on-going requirement to fund these independent trusts.

Acquisition and Integration Related Costs

During 2001, we incurred acquisition and integration charges totaling $112 million. Such charges primarily represented (i) $78 million in connection with the outsourcing of our data operations, including Galileo’s global distribution system and desktop support and other related services to a third party provider, (ii) $23 million in connection with the integration of our existing travel agency businesses with Galileo’s computerized reservations system and (iii) $4 million of severance costs in connection with the rationalization of duplicative functions.

Mortgage Servicing Rights Impairment

As previously discussed, during fourth quarter 2001, we determined that an impairment of our mortgage servicing rights portfolio had occurred due to unprecedented interest rate reductions subsequent to the September 11th terrorist attacks that we deemed not to be in the ordinary course of business as the Federal Reserve reduced the Federal Funds Rate by 50 basis points twice within a 14-day period following the terrorist attacks. Additionally, during fourth quarter 2001, the U.S. Treasury Department announced the discontinuance of new sales of the 30-year treasury bond. The reductions in the Federal Funds Rate, which occurred between September 17th and December 11th of 2001, resulted in a 50% reduction to such rate which has never occurred over such a short period in the history of the Federal Funds Rate. The series of these actions resulted in a reduction of mortgage rates to a 30-year low during fourth quarter 2001, according to the Freddie Mac Home Loan Index. Such reductions resulted in increases to our forecasted loan prepayment rates, which negatively impacted the carrying value of the mortgage servicing rights assets. Accordingly, we recorded an impairment charge of $94 million to reduce the carrying value of our mortgage servicing rights portfolio to approximately $2.0 billion as of December 31, 2001.

Litigation Settlement and Related Costs

During 2001 and 2000, we recorded $86 million and $2 million, respectively, of litigation settlement and related charges net of credits discussed below. The 2001 charges are comprised of $67 million related to the settlement of litigation (outside of the principal common stockholder litigation) resulting from previously discovered accounting irregularities in the former business units of CUC International, Inc. and $33 million related to investigations into those accounting irregularities. Such charges were partially offset by a credit of $14 million related to an adjustment to the PRIDES class action litigation settlement charge we recorded in 1998 (see Note 18—Mandatorily Redeemable Trust Preferred Securities Issued by Subsidiary Holding Solely Senior Debentures Issued by the Company for a detailed discussion regarding the PRIDES settlement). The 2000 charges are comprised of $23 million related to investigations into the previously discovered accounting irregularities in the former business units of CUC and $20 million related to the settlement of litigation resulting from those accounting irregularities (outside of the principal common stockholder litigation). Such charges were partially offset by a credit of $41 million also related to an adjustment to the PRIDES class action litigation settlement charge we recorded in 1998.

Net Loss on Dispositions of Businesses and Impairment of Investments

During 2001, we recorded net losses on dispositions of businesses and impairment of investments of $24 million. Such amount comprises (i) losses of $19 million related to the sale of several non-strategic businesses, (ii) a gain of $436 million recorded on the sale of our real estate Internet portal and certain ancillary businesses to Homestore and (iii) impairment losses of $441 million recorded during fourth quarter 2001 as a result of an other-than-temporary decline in the value of our investment in Homestore ($407 million) and a lodging and an Internet-related investment ($34 million). At December 31, 2001, our investment in Homestore was recorded at zero and we had no future obligations relating to this investment.

During 2000, we recorded net losses on dispositions of businesses and impairment of investments of $8 million. Such amount comprises (i) losses of $43 million related to the sale of several non-strategic businesses and (ii) the recognition of $35 million of the deferred gain that resulted from the 1999 sale of our fleet management business (see Note 4—Dispositions of Businesses and Impairment of Investments).

RESULTS OF REPORTABLE SEGMENTS—2001 vs. 2000

Our discussion of each of our segment’s operating results focuses on Adjusted EBITDA, which is defined as earnings before non-vehicle interest, income taxes, non-vehicle depreciation and amortization, minority interest and equity in Homestore.com, all of which are not measured in assessing segment performance or are not segment specific. In addition, Adjusted EBITDA also excludes items, which are of a non-recurring or unusual nature and are also not measured in assessing segment performance or are not segment specific. For specific details regarding the nature of excluded items, see the sections above entitled “Other Charges” and “Net Loss on Dispositions of Businesses and Impairment of Investments.” Our management believes such discussions are the most informative representation of how management evaluates performance. However, our presentation of Adjusted EBITDA may not be comparable with similar measures used by other companies.

In connection with the acquisitions of Avis and Galileo and the disposition of our real estate Internet portal, we realigned the operations and management of certain of our businesses during 2001. Accordingly, our segment reporting structure now encompasses the following five reportable segments: Real Estate Services, Hospitality, Vehicle Services, Travel Distribution and Financial Services. The periods presented herein have been reclassified to reflect this change in our segment reporting structure.

	Revenues			Adjusted EBITDA
	2001	2000	% Change	2001(a)	2000(b)	% Change
Real Estate Services(c)	$1,859	$1,461	27%	$939	$752	25%
Hospitality(d)	1,522	918	66	513	385	33
Travel Distribution(f)	437	99	*	108	10	*
Vehicle Services(e)	3,322	230	*	290	169	*
Financial Services	1,402	1,380	2	310	373	(17)

Total Reportable Segments	8,542	4,088		2,160	1,689
Corporate and Other(g)	71	232	*	(73)	(104)	*

Total Company	$8,613	$4,320		$2,087	$1,585

*	Not meaningful.
(a)
Excludes charges of $192 million primarily in connection with restructuring and other initiatives undertaken as a result of the September 11th terrorist attacks ($31 million, $51 million, $58 million, $7 million, $10 million and $35 million of charges were recorded within Real Estate Services, Hospitality, Vehicle Services, Travel Distribution, Financial Services and Corporate and Other, respectively).

(b)
Excludes charges of $109 million in connection with restructuring and other initiatives ($2 million, $63 million, $31 million and $13 million of charges were recorded within Real Estate Services, Hospitality, Financial Services and Corporate and Other, respectively).

(c)
Adjusted EBITDA for 2001 excludes charges of $95 million related to the funding of an irrevocable contribution to an independent technology trust responsible for providing technology initiatives for the benefit of certain of our current and future franchisees and $94 million related to the impairment of our mortgage servicing rights portfolio.

(d)
Adjusted EBITDA for 2001 excludes a charge of $11 million related to the impairment of certain of our investments in part due to the September 11th terrorist attacks. Adjusted EBITDA for 2000 excludes $12 million of losses related to the dispositions of businesses.

(e)
Adjusted EBITDA for 2001 excludes charges of $5 million related to the acquisition and integration of Avis and $2 million related to the impairment of certain of our investments due to the September 11th terrorist attacks.

(f)	Adjusted EBITDA for 2001 excludes charges of $23 million related to the acquisition and integration of Galileo and Cheap Tickets.
(g)
Represents the results of operations of our non-strategic businesses, unallocated corporate overhead and the elimination of transactions between segments. Adjusted EBITDA for 2001 excludes charges of (i) $427 million primarily related to the impairment of our investment in Homestore, (ii) $86 million for net litigation settlement and related costs, (iii) $85 million related to the funding of Trip Network., (iv) $80 million related to the outsourcing of our information technology operations to IBM in connection with the acquisition of Galileo, (v) $19 million related the dispositions of certain non-strategic businesses in 1999, (vi) $7 million related to a non-cash contribution to the Cendant Charitable Foundation and (vii) $4 million related to the acquisition and integration of Avis. Such charges were partially offset by a gain of $436 million primarily related to the sale of our real estate Internet portal, move.com. Adjusted EBITDA for 2000 excludes a gain of $35 million, which represents the recognition of a portion of our previously recorded deferred gain from the sale of our former fleet business due to the disposition of VMS Europe by Avis in August 2000. Such amounts were partially offset by $31 million of losses related to the disposition of certain non-strategic businesses and $2 million of net litigation settlement and related costs.

Real Estate Services

Revenues and Adjusted EBITDA increased $398 million (27%) and $187 million (25%), respectively. The increase in operating results was primarily driven by substantial growth in mortgage loans sold due to increased refinancing activity and purchase volume. Higher franchise fees from our Century 21, Coldwell Banker and ERA franchise brands and increases in relocation services also contributed to the favorable operating results. Offsetting the revenue increases, operating and administrative expenses within this segment increased $208 million primarily to support the higher volume of mortgage originations and related servicing activities.

Collectively, mortgage loans sold increased $14.8 billion (70%) to $35.9 billion, generating incremental revenues of $367 million, a 117% increase. Closed mortgage loans increased $22.4 billion (101%) to $44.5 billion in 2001. Such growth consisted of a $17.6 billion increase (approximately ten-fold) in refinancings and a $4.8 billion increase (24%) in purchase mortgage closings. A significant portion of mortgage loans closed in any quarter will generate revenues in future periods as those loans closed are packaged and sold and revenue is recognized upon the sale of the loan, which is typically 45 to 60 days after closing. Beginning in January 2001, Merrill Lynch outsourced its mortgage loan origination and servicing operations to us under a 10-year agreement, which accounted for $7.4 billion (17%) of our mortgage closings in 2001. Consideration paid to Merrill Lynch for this outsourcing agreement was not material. Partially offsetting record production revenues was a $26 million (24%) decline in net loan servicing revenue. The average servicing portfolio grew $28 billion (45%) resulting from the high volume of mortgage loan originations and our purchase of rights to service $11 billion of existing mortgage loans owned by Merrill Lynch; however, accelerated servicing amortization expenses during 2001, due primarily to refinancing activity, more than offset the increase in recurring servicing fees from the portfolio growth.

Franchise fees from our real estate franchise brands also contributed to revenue and Adjusted EBITDA growth. Royalties and other franchise fees increased $41 million (8%), despite only modest industry-wide growth and a year-over-year industry decline in California, principally due to a 4% increase in the average price of homes sold and a $16 million fee received from NRT in connection with the termination of a franchise agreement under which NRT operated our Century 21 real estate brand. Service-based fees from relocation activities also contributed to the increase in revenues and Adjusted EBITDA principally due to a $14 million increase in referral fees resulting from increased volume, which included the execution of new service contracts. In addition, asset-based relocation revenues decreased by $3 million, which was comprised of a $10 million revenue decline due to lower corporate and government homesale closings, partially offset by a $7 million increase in net interest income from relocation operations due to reduced debt levels in 2001.

Hospitality

Revenues and Adjusted EBITDA increased $604 million (66%) and $128 million (33%), respectively. While our April 2001 acquisition of Fairfield produced the bulk of this growth, our pre-existing timeshare exchange operations also made contributions. Prior to the acquisition of Fairfield, the results of this segment consisted principally of royalties earned on our lodging brands and exchange fees earned from our timeshare exchange business, Resort Condominium International, LLC. Fairfield contributed revenues, expenses and Adjusted EBITDA of $568 million, $424 million and $144 million, respectively, during 2001. In addition, the first quarter 2001 acquisition of Holiday Cottages Group Limited, the leading UK brand in holiday cottage rentals, contributed incremental revenues and Adjusted EBITDA of $34 million and $13 million, respectively, in 2001. Notwithstanding the negative impact that the September 11th terrorist attacks had on the economy’s travel sector, timeshare subscription and transaction fees increased $41 million supported by increases in both members and exchange transactions. A corresponding increase in timeshare-related staffing costs was incurred to support volume growth and meet anticipated service levels. Revenues and Adjusted EBITDA in this segment include a decline in preferred alliance fees of $8 million, principally due to the expiration of a vendor contract in 2000. Royalties and marketing fund revenues from our lodging franchise operations declined $13 million (6%) and $14 million (7%), respectively, due to a 7% decrease in revenue per available room. Lower marketing fund revenues received from franchisees were directly offset by lower expenses incurred on the marketing of our nine lodging brands. The September 11th terrorist attacks caused a decline in the occupancy levels and room rates of our franchised lodging properties in the fourth quarter of 2001. While we expect the events of September 11th to suppress the growth of this segment in the near term, we also expect that the percentage impact will continue to decline over time, absent any further negative events affecting the travel industry. Furthermore, since many of our timeshare operations and franchised lodging properties principally serve road travelers (rather than air travelers), we believe that the effects of September 11th on this segment’s operations will be less severe than on the travel industry as a whole.

Vehicle Services

Revenues and Adjusted EBITDA increased $3.1 billion and $121 million, respectively, substantially due to the acquisition of Avis in March 2001. Prior to the acquisition of Avis, revenues and Adjusted EBITDA of this segment consisted principally of earnings from our 18% equity investment in Avis and franchise royalties received from Avis. The acquisition of Avis contributed incremental revenues, expenses and Adjusted EBITDA of $3.1 billion, $3.0 billion and $112 million, respectively, in 2001. Avis’ results in 2001 were negatively impacted by reduced demand at airport locations due to a general decline in commercial travel throughout the year, which was further exacerbated by the September 11th terrorist attacks. In response to the slowdown in commercial travel and in the wake of the September 11th terrorist attacks, we believe that we have rightsized our car rental operations to meet anticipated business levels, which included reductions in workforce and fleet (fleet was downsized by approximately 10%). We expect that seasonally adjusted car rental volumes will continue to increase as air travel volumes rebound. Our fleet management and fuel card management businesses were not materially impacted by the September 11th terrorist attacks.

Travel Distribution

Prior to the acquisitions of Galileo and Cheap Tickets, revenue and Adjusted EBITDA for this segment principally comprised the operations of Cendant Travel, our travel agent subsidiary. Galileo contributed revenues, expenses and Adjusted EBITDA of $337 million, $233 million and $104 million, respectively, while Cheap Tickets contributed revenues and expenses of $8 million each and made no contribution to Adjusted EBITDA. The September 11th terrorist attacks caused a decline in demand for travel-related services and, accordingly, reduced the booking volumes for Galileo and our travel agency businesses below fourth quarter 2000 levels. Galileo worldwide booking volume for air travel declined 19% in fourth quarter 2001 compared with fourth quarter 2000 and other travel-related bookings (car, hotel, etc.) were down 23% for the comparable periods. Upon completing the acquisitions of Galileo and Cheap Tickets, in response to the existing economic conditions, we not only moved aggressively to integrate these businesses and achieve expected synergies, but we also re-examined their cost structures and streamlined their operations through workforce reductions and other means to meet expected business volumes. Absent any further shock to the travel industry, we expect travel volumes to continue to improve over time.

Financial Services

Revenues increased $22 million (2%) while Adjusted EBITDA decreased $63 million (17%). While the royalties we will receive from Trilegiant will benefit segment results in future periods, the outsourcing of our individual membership business to Trilegiant caused a decrease in Adjusted EBITDA during 2001, largely due to $41 million of our transaction-related expenses and $66 million of marketing spending by Trilegiant, which we were contractually required to fund and, as such, expensed (see discussion in “Liquidity and Capital Resources—Trilegiant Corporation”). The transaction related expenses are comprised of the $20 million write-off of the entire amount of our preferred stock investment due to operating losses incurred by Trilegiant in excess of the common equity and other expenses that include employee benefits and professional fees and a portion of the marketing advance that was expensed as Trilegiant incurred qualified marketing expenses pursuant to the contractual terms of the agreement. Membership volumes and revenues declined; however, commissions increased due to higher commission rates. Conversely, the cost savings from servicing fewer members, as well as

Trilegiant’s absorption of its share of fixed overhead expenses subsequent to the outsourcing, more than offset the lower membership revenues and higher commissions. In addition, we acquired Netmarket, an online membership business, during fourth quarter 2000, which was immediately integrated into our existing membership business. Netmarket contributed incremental revenues of $53 million in 2001. Jackson Hewitt, our tax preparation franchise business, contributed incremental revenues of $18 million, principally comprised of higher royalties due to a 22% increase in tax return volume, with relatively no corresponding increases in expenses due to the significant operating leverage within our franchise operations. Revenues and Adjusted EBITDA in 2000 included $8 million of fees recognized from the sale of certain referral agreements.

Corporate and Other

Revenues decreased $161 million while Adjusted EBITDA increased $31 million. Our real estate Internet portal and certain ancillary businesses, which were sold to Homestore in February 2001, collectively accounted for a decline in revenues of $87 million and an improvement to Adjusted EBITDA of $82 million because we were investing in the development and marketing of the portal during 2000. Revenues and Adjusted EBITDA were negatively impacted by $36 million less income from financial investments. In addition, revenues recognized from providing electronic reservation processing services to Avis ceased coincident with our acquisition of Avis, contributing to a reduction in revenues of $43 million with no Adjusted EBITDA impact since Avis had been billed for such services at cost. In December 2001, we entered into a ten-year, information technology services relationship with IBM whereby IBM will manage all of our data center operations. Adjusted EBITDA in 2001 benefited from the absence of $13 million of costs incurred in 2000 to pursue Internet initiatives and also reflects increased unallocated corporate overhead costs principally due to infrastructure expansion to support company growth.

RESULTS OF CONSOLIDATED OPERATIONS—2000 vs. 1999

Our consolidated results from continuing operations comprised the following:

	2000	1999	Change
Net revenues	$4,320	$5,755	$(1,435)

Expenses, excluding other charges and non-vehicle interest, net	3,056	4,299	(1,243)
Other charges	111	3,032	(2,921)
Non-vehicle interest, net	152	201	(49)

Total expenses	3,319	7,532	(4,213)

Gains on dispositions of businesses	(37)	(1,142)	1,105
Losses on dispositions of businesses	45	33	12

Income (loss) before income taxes and minority interest	993	(668)	1,661
Provision (benefit) for income taxes	341	(422)	763
Minority interest, net of tax	83	61	22

Income (loss) from continuing operations	$569	$(307)	$876

Net revenues decreased primarily as a result of the impact of businesses we disposed of during 1999 (primarily our former fleet management and entertainment publications businesses), which resulted in a $1.55 billion reduction in net revenues, despite growth in recurring business activities, including higher relocation service-based fees of $33 million, increased mortgage production and loan servicing revenues aggregating $27 million and greater royalty fees of $31 million generated from our real estate franchised brands, which resulted in an increase in net revenues of approximately $100 million. A detailed discussion of revenue trends is included in “Results of Reportable Segments—2000 vs. 1999.” Total expenses decreased primarily due to other charges (discussed below), as well as the impact of businesses we disposed of during 1999, which also resulted in a $1.5 billion reduction in expenses, and a decrease in net non-vehicle interest expense primarily resulting from a decrease in our average debt balance outstanding, which was partially offset by interest expense accrued on our stockholder litigation settlement liability during 2000.

Our provision for income taxes was $341 million in 2000, or an effective tax rate of 34.3%, compared to a benefit of $422 million in 1999, or an effective tax rate of 63.2%. The effective tax rate variance represents the impact of the disposition of our fleet businesses in 1999, which was accounted for as a tax-free merger.

As a result of the above-mentioned items, income from continuing operations increased $876 million.

Other Charges

Restructuring and Other Unusual Charges

Restructuring Costs.    During 2000, we incurred restructuring charges of $60 million. A detailed discussion of such charges is included in “Results of Consolidated Operations—2001 vs. 2000.”

Other Unusual Charges.    During 2000 and 1999, we incurred unusual charges of $49 million and $117 million, respectively. A detailed discussion of the 2000 unusual charges is included in “Results of Consolidated Operations—2001 vs. 2000.” The 1999 charge primarily consisted of (i) $85 million incurred in connection with the creation of Netmarket Group, Inc., a then-independent company that was created to pursue the development and expansion of interactive businesses, which is contingently repayable to us only if certain financial targets related to NGI are achieved, (ii) $23 million primarily related to an irrevocable contribution to an independent technology trust responsible for completing the transition of our lodging franchisees to a common property management system and (iii) $7 million primarily related to the termination of a proposed acquisition.

Litigation Settlement and Related Costs

During 2000 and 1999, we recorded net charges of $2 million and $2.9 billion, respectively, for litigation settlement and related costs. A detailed discussion of the 2000 charge is included in “Results of Consolidated Operations—2001 vs. 2000.” The 1999 charge primarily represented the settlement of our principal common stockholder class action lawsuit, as well as $21 million of charges related to investigations into previously discovered accounting irregularities in the former business units of CUC.

Net Gain (Loss) on Dispositions of Businesses

During 2000 and 1999, we recorded a net loss of $8 million and a gain of $1.1 billion, respectively, related to the dispositions of businesses. A detailed discussion of the 2000 net loss is included in “Results of Consolidated Operations—2001 vs. 2000.” The 1999 gain was recognized primarily in connection with the disposal of our fleet and entertainment publications businesses.

RESULTS OF REPORTABLE SEGMENTS—2000 vs. 1999

For specific details regarding the nature of excluded items, see the sections above entitled “Other Charges” and “Net Gain (Loss) on Dispositions of Businesses.”

	Revenues			Adjusted EBITDA
	2000	1999	% Change	2000(a)	1999	% Change
Real Estate Services	$1,461	$1,383	6%	$752	$727	3%
Hospitality(b)	918	920	—	385	420	(8)
Travel Distribution	99	91	9	10	7	43
Vehicle Services	230	1,109	*	169	246	*
Financial Services(c)	1,380	1,518	(9)	373	305	22

Total Reportable Segments	4,088	5,021		1,689	1,705
Corporate and Other(d)	232	734	*	(104)	89	*

Total Company	$4,320	$5,755		$1,585	$1,794

(*)	Not meaningful
(a)
Excludes a charge of $109 million in connection with restructuring and other initiatives ($2 million, $63 million, $31 million and $13 million of charges were recorded within Real Estate Services, Hospitality, Financial Services and Corporate and Other, respectively).

(b)
Adjusted EBITDA for 2000 excludes $12 million of losses related to the dispositions of businesses. Adjusted EBITDA for 1999 excludes a charge of $23 million related to the funding of an irrevocable contribution to an independent technology trust responsible for providing technology initiatives for the benefit of certain of our current and future franchisees.

(c)	Adjusted EBITDA for 1999 excludes $131 million of gains related to the dispositions of businesses and a charge of $85 million associated with the creation of Netmarket.
(d)
Represents the results of operations of our non-strategic businesses, unallocated corporate overhead and the elimination of transactions between segments. Adjusted EBITDA for 2000 excludes a gain of $35 million, which represents the recognition of a portion of our previously recorded deferred gain from the sale of our former fleet business due to the disposition of VMS Europe by Avis in August 2000. Such amounts were partially offset by $31 million of losses related to the disposition of certain non-strategic businesses and $2 million of net litigation settlement and related costs. Adjusted EBITDA for 1999 excludes charges of (i) $2,915 million primarily related to the settlement of the principal common stockholder class action lawsuit and (ii) $7 million related to the termination of a proposed acquisition. Such charges were partially offset by a net gain of $978 million related to the dispositions of businesses.

Real Estate Services

Revenues and Adjusted EBITDA increased $78 million (6%) and $25 million (3%), respectively. The increase in operating results was principally due to increased royalties from our real estate franchise brands and growth in service-based fees generated from client relocations. Royalty fees for the CENTURY 21®, Coldwell Banker®, and ERA® franchise brands collectively increased $31 million (7%) resulting from an 11% increase in the average price of homes sold (net of a 3% reduction in the volume of homes sold). Increases in royalties and franchise fees are recognized with minimal corresponding increases in expenses due to the significant operating leverage within our franchise operations. Service-based fees from relocation related operations also significantly contributed to the increase in revenues and Adjusted EBITDA. Service-based relocation fees increased $33 million and are reflective of increased penetration into both destination and departure markets and expanded services provided to our clients.

Revenues from mortgage loans closed increased $16 million as the impact of favorable production margins exceeded the effect of a reduction in mortgage loan closings. The average production fee increased 25 basis points (21%) due to a reduction in the direct costs per loan. Mortgage loan closings declined $3.4 billion (13%) to $22.1 billion, consisting of $20.2 billion in purchase mortgages and $1.9 billion in refinancing mortgages. The decline in loan closings was primarily the result of a $4.2 billion reduction in mortgage refinancings due to the continued high volume of industry-wide refinancing activity in 1999. Lower loan origination volume during the first half of 2000 contributed to a reduction in the Adjusted EBITDA margin in 2000. Purchase mortgage closings in our retail lending business (where we interact directly with the consumer) increased $1.0 billion to $16.6 billion. Retail mortgage lending has been our primary focus and accounted for more than 80% of loan volume in 2000.

Loan servicing revenues in 1999 included an $8 million gain on the sale of servicing rights. Excluding such gain, recurring loan servicing revenue increased $19 million (20%). The increase in loan servicing revenue was principally attributable to a corresponding increase in the average servicing portfolio, which grew approximately $14.3 billion (31%).

The aforementioned increases in our core business operations were partially offset by a reduction of $10 million in gains recognized from the sale of portions of our preferred stock investments in NRT Incorporated, a

$7 million gain recognized in 1999 on the sale of a minority interest in an insurance subsidiary, an $8 million gain on the sale of mortgage servicing rights and a $9 million increase in corporate overhead allocations due to a refinement of allocation methods used in 2000. Excluding the aforementioned gains on asset sales and increase in corporate overhead allocations, revenues and Adjusted EBITDA increased $103 million (8%) and $59 million (8%), respectively, and the Adjusted EBITDA margin (Adjusted EBITDA as a percentage of revenue) remained constant at 52%.

Hospitality

Revenues remained relatively constant while Adjusted EBITDA decreased $35 million, or 8%. However, the primary drivers impacting our franchise and timeshare operations reflected growth. Royalties from our lodging business increased $8 million (4%) principally due to a 3% increase in available rooms. Timeshare exchange revenues grew $12 million (6%) primarily due to a 6% growth in memberships and a 6% increase in the average exchange fee. Timeshare subscription revenues remained constant, despite the membership growth, due to the impact of the January 1, 2000 implementation of Staff Accounting Bulletin No. 101, which modified and extended the timing of revenue recognition for subscriptions and certain other fees. Accounting under SAB No. 101 resulted in non-cash reductions in timeshare subscription revenues and preferred alliance revenues of $11 million and $6 million, respectively. Also during 2000, Adjusted EBITDA declined in part due to $24 million of incremental overhead allocations due to a refinement of allocation methods used in 2000. During 1999, revenues and Adjusted EBITDA benefited by $11 million from the execution of a bulk timeshare exchange transaction and also by $6 million from the generation of a master license agreement and joint venture.

Vehicle Services

Prior to the acquisition of Avis on March 1, 2001, revenues and Adjusted EBITDA of this segment consisted principally of earnings from our equity investment in Avis and royalties received from Avis. Revenues and Adjusted EBITDA decreased $879 million and $77 million, respectively. Such decreases are significantly due to the disposition of our fleet businesses in June 1999 which contributed revenues, expenses and Adjusted EBITDA of $881 million, $800 million and $81 million, respectively, to our 1999 operating results, prior to its disposition. Excluding the impact of fleet operations in 1999, revenues and Adjusted EBITDA increased $2 million (1%) and $4 million (2%), respectively. Franchise royalties increased $4 million (3%) primarily due to a 4% increase in the volume of car rental transactions at Avis. Additionally, an increase in revenues and Adjusted EBITDA of $10 million, due to incremental dividend income recognized on our preferred stock investment in Avis, was offset by $11 million of gains recognized in 1999 on the sale of a portion of our common equity interest in Avis.

Travel Distribution

Revenues and Adjusted EBITDA increased $8 million (9%) and $3 million (43%), respectively. Prior to the acquisitions of Galileo and Cheap Tickets in October 2001, revenues and Adjusted EBITDA of this segment consisted of our travel services business.

Financial Services

Revenues decreased $138 million (9%), while Adjusted EBITDA increased $68 million (22%). During 1999, we disposed of four individual membership businesses, which had contributed revenues, expenses and Adjusted EBITDA losses of $174 million, $190 million and $16 million, respectively, in 1999 prior to their disposals. Excluding the operating results of these businesses, revenues and Adjusted EBITDA increased $36 million (3%) and $52 million (16%), respectively. During 2000, our membership solicitation strategy was to focus on profitability by targeting our marketing efforts and reducing expenses incurred to reach potential new members. Accordingly, a favorable mix of products and programs with marketing partners in 2000 positively impacted revenues and Adjusted EBITDA. Additionally, we acquired and integrated Netmarket Group, an online membership business, in the fourth quarter of 2000, which contributed $12 million to revenues but also decreased Adjusted EBITDA by $7 million. Such increases were partially offset by a decrease in membership expirations during 2000 (revenue is generally recognized upon expiration of the membership), which was partially mitigated by a reduction in operating and marketing expenses, including commissions, which directly related to servicing fewer members.

Jackson Hewitt, our tax preparation franchise business, contributed incremental revenues of $16 million, which were recognized with minimal corresponding increases in expenses due to our significant operating leverage within our franchise operations. Jackson Hewitt experienced a 33% increase in tax return volume and a 10% increase in the average price of a return. Additionally, we incurred costs of approximately $9 million during 2000 to consolidate our domestic insurance wholesale business operations in Tennessee. The majority of such costs were offset by economies and related cost savings realized from such consolidation.

Corporate and Other

Revenues and Adjusted EBITDA decreased $502 million and $193 million, respectively. Revenues decreased primarily as a result of the 1999 dispositions of several businesses, the operating results of which were included through their respective disposition dates in 1999. The absence of such divested businesses from 2000 operations resulted in a reduction in revenues, expenses and Adjusted EBITDA of $502 million, $424 million and $78 million, respectively. Excluding the impact of divested businesses on 1999 operating results, revenues remained constant while Adjusted EBITDA decreased $115 million in 2000. Our real estate Internet portal, move.com, which was sold during first quarter 2001, contributed incremental revenues of $41 million, with a reduction in Adjusted EBITDA of $72 million. The increase in revenues principally reflects an increase in sponsorship revenues resulting from the launch of the move.comsm portal. The decline in Adjusted EBITDA primarily reflects our increased investment in marketing and development of the move.com network. Additionally, revenues and Adjusted EBITDA in 2000 were negatively impacted by $30 million less income recognized from financial investments and $19 million of costs incurred to pursue Internet initiatives.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

Within our car rental, vehicle management, relocation, mortgage services and timeshare development businesses, we purchase assets or finance the purchase of assets on behalf of our clients. Assets generated in this process are classified as assets under management and mortgage programs. We seek to offset the interest rate exposures inherent in these assets by matching them with financial liabilities that have similar term and interest rate characteristics. As a result, we minimize the interest rate risk associated with managing these assets and create greater certainty around the financial income that they produce. Fees generated from our clients are used, in part, to repay the interest and principal associated with the financial liabilities. Funding for our assets under management and mortgage programs is also provided by both unsecured borrowings and secured financing arrangements, which are classified as liabilities under management and mortgage programs, as well as securitization facilities with special purpose entities. Cash inflows and outflows relating to the generation or acquisition of assets and the principal debt repayment or financing of such assets are classified as activities of our management and mortgage programs.

Financial Condition

	2001	2000	Change
Total assets exclusive of assets under management and mortgage programs	$21,676	$12,292	$9,384
Assets under management and mortgage programs	11,868	2,861	9,007
Total liabilities exclusive of liabilities under management and mortgage programs	15,207	7,805	7,402
Liabilities under management and mortgage programs	10,894	2,516	8,378
Mandatorily redeemable preferred securities	375	2,058	(1,683)
Stockholders’ equity	7,068	2,774	4,294

Total assets exclusive of assets under management and mortgage programs increased primarily due to an increase in goodwill resulting from the acquisitions of Avis and Galileo, various other increases in assets also due to the impact of acquired businesses and cash proceeds received from debt and equity issuances during 2001 (including the Upper DECS). Assets under management and mortgage programs increased primarily due to vehicles acquired in the acquisition of Avis, as well as vehicles acquired during 2001 for use in our car rental and fleet management operations.

Total liabilities exclusive of liabilities under management and mortgage programs increased primarily due to $4.8 billion of debt issued during 2001 (including the Upper DECS), approximately $600 million of debt assumed in the acquisition of Avis and various other increases in liabilities due to the impact of acquired businesses. Liabilities under management and mortgage programs increased primarily due to $5.1 billion of debt assumed in the acquisition of Avis and $2.2 billion of debt issued during 2001, as well as $750 million of borrowings in 2001 under a revolving credit facility.

Mandatorily redeemable securities decreased due to the settlement of the purchase contracts underlying the FELINE PRIDES during 2001, whereby we issued 61 million shares of CD common stock in satisfaction of our obligation under the forward purchase contracts and received, in exchange, the trust preferred securities forming a part of the PRIDES.

Stockholders’ equity increased primarily due to the issuance of approximately 117 million shares of CD common stock valued at $12.72 per share to fund a portion of the purchase price of Galileo, the above-mentioned issuance of approximately 61 million shares of CD common stock, the issuance during first quarter 2001 of 46 million shares of CD common stock at $13.20 per share for aggregate proceeds of approximately $607 million and net income of $385 million generated during 2001.

Liquidity and Capital Resources

Our principal sources of liquidity are cash on hand, our ability to generate cash through operations and financing activities, as well as available credit and securitization facilities.

Cash Flows

At December 31, 2001, we had approximately $1.9 billion of cash on hand, an increase of approximately $1.1 billion from $856 million at December 31, 2000. The following table summarizes such increase:

	2001	2000	Change
Net cash provided by (used in):
Operating activities	$2,737	$1,336	$1,401
Investing activities	(6,407)	(1,142)	(5,265)
Financing activities	4,643	(483)	5,126
Effects of exchange rate changes on cash and cash equivalents	(8)	(6)	(2)
Cash provided by discontinued operations	121	89	32

Net change in cash and cash equivalents	$1,086	$(206)	$1,292

Net cash provided by operating activities increased primarily due to cash generated by acquired operations, as well as growth in our mortgage business. We used more cash in 2001 for investing activities primarily to fund the acquisitions of Avis, Fairfield, Galileo and Cheap Tickets and a portion of our stockholder litigation settlement liability. Additionally, we used $1.6 billion of cash during 2001 to acquire vehicles used in our car rental and fleet management programs. We also generated cash from financing activities during 2001 as compared to using cash in financing activities during 2000 primarily due to proceeds received from debt and equity issuances, the issuance of the Upper DECS and borrowings under our revolving credit facilities. Capital expenditures during 2001 amounted to $329 million and were utilized to support operational growth, enhance marketing opportunities and develop operating efficiencies through technological improvements. We anticipate capital expenditure investments during 2002 of approximately $375 million. Such amount represents an increase from 2001 primarily due to capital expenditures related to businesses we acquired during 2001. During February 2002, we used $390 million of available cash to redeem all our outstanding 3% convertible notes. During first quarter 2002, we used $36 million of available cash to repurchase approximately 2.0 million shares of our CD common stock. We anticipate using cash on hand and operating cash flow generated in 2002 to continue repurchasing our CD common stock in order to offset the impact of employee stock option exercises. We currently have approximately $226 million of remaining availability under our board-authorized CD common stock repurchase program. We also anticipate using cash on hand, operating cash flow generated in 2002 and, if necessary, revolving credit facility borrowings to fund the remainder of our stockholder litigation settlement liability during 2002. Our net funding obligation for the stockholder litigation settlement liability was $1.44 billion at December 31, 2001. We intend to make quarterly payments of $250 million to this trust until mid-July 2002, at which time we will fund the remaining obligation.

Available Credit Facilities

At December 31, 2001, we had $2.8 billion of available credit facilities (including availability of $1.7 billion at the corporate level and $1.1 billion at our PHH subsidiary). The credit facilities at the corporate level comprise a $1.75 billion revolving credit facility maturing in August 2003 and a $1.15 billion revolving credit facility maturing in February 2004. Borrowings under the $1.75 billion facility bear interest at LIBOR plus a margin of 60 basis points. In addition, we are required to pay a per annum facility fee of 15 basis points under this facility and a per annum utilization fee of 12.5 basis points if usage under the facility exceeds 33% of aggregate commitments. In the event that the credit ratings assigned to us by nationally recognized debt rating agencies are downgraded to a level below our ratings as of December 31, 2001 but still above investment grade, the interest rate and facility fees on our $1.75 billion facility are subject to incremental upward adjustments of 10 and 2.5 basis points, respectively. In the event that such credit ratings are downgraded below investment grade, the interest rate and facility fees are subject to further upward adjustments of 47.5 and 15 basis points, respectively. This facility also contains the committed capacity to issue up to $1.75 billion in letters of credit. As of December 31, 2001, there were no borrowings outstanding under this facility; however, letters of credit of $1.1 billion were outstanding under this facility, of which $865 million were used as collateral for our stockholder litigation settlement liability. Under the terms of this facility, in August 2002, the revolving line will be reduced by $500 million to $1.25 billion. The $1.15 billion facility contains the committed capacity to issue up to $300 million in letters of credit, of which $82 million were outstanding as of December 31, 2001. Borrowings under this facility bear interest at LIBOR plus a margin of 82.5 basis points. In addition, we are required to pay a per annum facility fee of 17.5 basis points under this facility and a per annum utilization fee of 25 basis points if usage under the facility exceeds 33% of aggregate commitments. In the event that the credit ratings assigned to us by nationally recognized debt rating agencies are downgraded below investment grade, the interest rate and facility fees on our $1.15 billion facility are subject to upward adjustments of 35 and 15 basis points, respectively.

The credit facilities at our PHH subsidiary are comprised of two $750 million revolving credit facilities maturing in February 2004 and February 2005, a $100 million revolving credit facility maturing in December 2002 and $275 million of other revolving credit facilities maturing in November 2002. Borrowings under these facilities currently bear interest at LIBOR plus a margin of approximately 62.5 basis points. In addition, we are currently required to pay a per annum facility fee of approximately 12.5 basis points under these facilities and a per annum utilization fee of approximately 25 basis points if usage under the facilities exceeds 25% of aggregate commitments. In the event that the credit ratings assigned to PHH by nationally recognized debt rating agencies are downgraded to a level below PHH’s ratings as of December 31, 2001, the interest rate and facility fees on these facilities are subject to incremental upward adjustments of approximately 12.5 basis points. In the event that the credit ratings are downgraded below investment grade, the interest rate and facility fees are subject to further upward adjustments of approximately 62.5 basis points. At December 31, 2001, we had outstanding borrowings of $750 million under our facility maturing in February 2005. There were no borrowings outstanding under any of these other facilities at December 31, 2001.

We also currently have $3.0 billion of availability for public debt or equity issuances under a shelf registration statement at the corporate level and $2.4 billion of availability for public debt issuances under shelf registration statements at the PHH level.

Outstanding Corporate Debt

At December 31, 2001, we had approximately $17.2 billion of indebtedness (including corporate indebtedness of $7.0 billion, debt related to our management and mortgage programs of $9.8 billion and our mandatorily redeemable interest of $375 million). Our net debt (excluding the Upper DECS and net of cash and cash equivalents) to total capital (including debt and the Upper DECS) ratio was 36% and the ratio of Adjusted EBITDA to net non-vehicle interest expense was 9 to 1 for 2001.

The following table summarizes the components of our corporate indebtedness:

	Earliest Redemption Date	Final Maturity Date	2001	2000	Change
3% convertible subordinated notes(a)	February 2002	February 2002	$390	$548	$(158)
7 3/4% notes	December 2003	December 2003	1,150	1,149	1
6.875% notes	August 2006	August 2006	850	—	850
11% senior subordinated notes	May 2009	May 2009	584	—	584
3 7/8% convertible senior debentures	November 2004	November 2011	1,200	—	1,200
Zero coupon senior convertible contingent notes	February 2004	February 2021	920	—	920
Zero coupon convertible debentures	May 2002	May 2021	1,000	—	1,000
Term loan facility			—	250	(250)
Other			38	1	37

Total long-term debt, excluding Upper DECS			6,132	1,948	4,184
Upper DECS	May 2004	August 2006	863	—	863

			$6,995	$1,948	$5,047

(a)	On February 15, 2002, we redeemed the entire outstanding balance of 3% convertible subordinated notes.

During 2001, we generated cash of $4.8 billion from the issuance of contingently convertible debt securities, the 6.875% notes and the Upper DECS. The proceeds from these issuances were used, in part, to prepay a portion of our stockholder litigation settlement liability, reduce or extinguish certain borrowings, fund a portion of the purchase price of certain acquisitions and for general corporate purposes. During 2001, we used $160 million of cash to redeem a portion of our 3% convertible subordinated notes. We redeemed the remaining balance at maturity on February 15, 2002. Our 7 3/4% notes are due in December 2003 and may be redeemed by us, in whole or in part, at any time at our option. Our 6.875% notes, which were issued during 2001 for net proceeds of $843 million, are due in August 2006. Our 7 3/4% and 6.875% notes are senior unsecured obligations and rank equally in right of payment with all our existing and future unsecured senior indebtedness. The interest rates on these notes are subject to upward adjustments of 150 basis points in the event that the credit ratings assigned to us by nationally recognized debt rating agencies are downgraded below investment grade. Our 11% senior subordinated notes are due in May 2009 and may be redeemed by us in part prior to May 2002 upon the occurrence of specific events, or at any time, in whole or in part, after May 2004. These notes are subordinated in the right of payment to all our existing and future senior indebtedness of Avis and are unconditionally guaranteed on a senior subordinated basis by certain of our car rental subsidiaries.

Contingently Convertible Debt Securities

Our contingently convertible debt securities, which were all issued during 2001, comprised the following:

	Earliest Redemption Date	Principal Amount	Gross Proceeds Received	Conversion Rate	Shares Potentially Issuable
3 7/8% convertible senior debentures	November 2004	$1.2 billion	$1.2 billion	41.58	49.9 million
Zero coupon senior convertible contingent notes	February 2004	$1.5 billion	$0.9 billion	33.40	49.4 million
Zero coupon convertible debentures	May 2002	$1.0 billion	$1.0 billion	39.08	39.1 million

As described in detail below, our contingently convertible debt securities include provisions that permit investors to require us to redeem the securities at their accreted value at specified times. Holders of our 3 7/8% convertible senior debentures may first require us to redeem them in November 2004; holders of our zero coupon senior convertible contingent notes, in February 2004; and holders of our zero coupon convertible debentures, in May 2003. If our stock price fails to adequately appreciate from the date of issuance of the contingently convertible debt securities until their redemption date, we believe it is likely that investors would exercise their option to require us to redeem the securities absent any modification to the terms of the securities. A redemption could cause us to utilize a material amount of cash to redeem such securities at their accreted value; however, we would not expect it to have a material adverse effect on our results of operations. The cost of redeeming and/or refinancing such securities would depend on market conditions at the time and the type of securities, if any, issued for refinancing purposes. As a result, our management considers the use of redemption of our contingently convertible securities in establishing and utilizing our credit facilities, in targeting our cash position, and in evaluating additional issuances of securities. We consider our access to capital adequate to meet our prospective obligations under the terms of our contingently convertible debt securities. If holders were to require us to redeem these securities, we would fund such redemptions with available cash, borrowings under available credit facilities and/or the issuance of debt or equity securities; we may also consider amending the terms of the securities to induce holders to retain, rather than redeem, these securities.

As also described in detail below, our contingently convertible debt securities include provisions that could require us to pay a higher interest rate on the securities if they remain outstanding after the date at which we begin to have the right to redeem them. Because we have the right to redeem the securities at their accreted value before any such provisions become effective; we do not believe these provisions would have an adverse impact on our results of operations compared to our results of operations using other financing sources available at that time.

3 7/8% Convertible Senior Debentures.    We may be required to pay additional interest on these notes commencing in November 2004 if the average of the sales prices of our CD common stock is less than or equal to 45% of the accreted conversion price of the debentures for any 20 of the 30 trading days during the applicable measurement period. Thereafter, the interest rate will be adjusted upward for the subsequent six-month period to the rate at which a hypothetical issue of our senior, non-convertible, fixed-rate, callable debt securities would trade, at that time, at par, provided that the reset rate shall not exceed 10% per year. The accreted conversion price of the debentures would increase (ratably with the accreted value of debentures) if an upward interest adjustment occurs. The applicable measurement period for determining whether an upward interest adjustment will occur ends five business days prior to each May 30 and November 30 after November 27, 2004. In the event of an upward interest adjustment, no more than 0.25% per year, incrementally, will be paid in cash; the remaining additional interest will accrue and be paid at maturity. Through December 31, 2001, there was no upward interest adjustment to the notes.

These notes may be converted prior to maturity (i) during each three-month period following issuance of the notes if the closing sale price of our CD common stock exceeds 120%, declining ratably to 110% in November

2011, of the accreted conversion price per share for at least 20 trading days in the period of 30 trading days ending on the first day of such three-month period; (ii) if the notes have been called for redemption; or (iii) in the event of certain material distributions to holders of CD common stock, excluding payments of dividends in the normal course. We expect that, if these debentures are indeed convertible immediately prior to maturity due to the price of our CD common stock exceeding the contingent-conversion threshold, holders of such debentures will elect to convert them into shares of our CD common stock. The conversion threshold at maturity is 110% of the accreted conversion price per share. The accreted conversion price is subject to change as a result of any upward interest adjustment as it is calculated as 100% of the principal amount of the notes, plus accrued and unpaid cash interest (which will only result from an upward adjustment to the interest) divided by the number of shares of CD common stock issued for each note, or 41.58. At December 31, 2001, the accreted conversion price was $24.05.

The notes are not redeemable by us prior to November 27, 2004, but will be redeemable thereafter. In addition, holders of the notes may require us to repurchase the notes on November 27, 2004 and 2008. In such circumstance, we have the option of paying the repurchase price in cash, shares of our CD common stock, or any combination thereof. These debentures are senior unsecured obligations and rank equally in right of payment with all our existing and future senior unsecured indebtedness.

Zero Coupon Senior Convertible Contingent Notes.    These notes were issued at a discount representing a yield-to-maturity of 2.5%. We will not make periodic payments of interest on the notes, but may be required to make nominal interest payments commencing in February 2004 if the average market price of the zero coupon senior convertible contingent notes equals 120% or more of the sum of the issue price and accrued original issue discount for the notes during the applicable measurement period, then we will make contingent interest payments on the notes. The contingent interest payments for any six-month period will equal (a) the lesser of (i) 2% of our estimated borrowing rate, at that time, for our senior, non-convertible, fixed-rate indebtedness with a maturity date comparable to these notes and (ii) 0.25% times (b) the sum of the issue price of $608.41 and accrued original issuance discount for the notes as of the day immediately preceding the relevant six-month period. The applicable measurement period for determining whether contingent interest payments will be made is the five trading days ending on the second trading day preceding each February 13 and August 13, commencing February 13, 2004.

These notes may be converted prior to maturity (i) during each three-month period following issuance of the notes if the closing sale price of our CD common stock exceeds 110% of the accreted conversion price per share for at least 20 trading days in the period of 30 trading days ending on the first day of such three-month period; (ii) if the notes have been called for redemption; (iii) if Moody’s Investors Service and Standard & Poor’s Corporation no longer have investment-grade ratings assigned to the notes; or (iv) in the event of certain material distributions to holders of CD common stock, excluding payments of dividends in the normal course. We expect that, if these notes are indeed convertible immediately prior to maturity due to the price of our CD common stock exceeding the contingent-conversion threshold, holders of such notes will elect to convert them into shares of our CD common stock. The conversion threshold at maturity is 110% of the accreted conversion price per share. The accreted conversion price is calculated as the issue price of $608.41 and accrued original discount divided by the number of shares of CD common stock issued for each note, or 33.4. At December 31, 2001, the accreted conversion price was $18.62.

The notes are not redeemable by us prior to February 13, 2004, but will be redeemable thereafter at the issue price of $608.41 per note plus accrued original discount through the redemption date. In addition, holders of the notes may require us to repurchase the notes on February 13, 2004 for $655.49 per note, February 13, 2009 for $742.20 per note or February 13, 2014 for $840.37 per note. In such circumstance, we have the option of paying the repurchase price in cash, shares of our CD common stock, or any combination thereof. These notes are senior unsecured obligations and rank equally in right of payment with all our existing and future senior unsecured and unsubordinated indebtedness.

Zero Coupon Convertible Debentures.    We will make cash interest payments of 3% per annum beginning May 5, 2002 and continuing through May 4, 2003 to the holders of these debentures on a semi-annual basis. We amended the terms of the debentures to include these interest payments in order to maintain a lower cost of capital rather than issuing additional equity to cover the potential puts, which were exercisable at May 4, 2002. We may be required to pay additional interest on these notes commencing in May 2004 if the average of the sales prices of our CD common stock is less than or equal to 60% of the accreted conversion price of the debentures for any 20 of the 30 trading days during the applicable measurement period, then the interest rate will be adjusted to 7% per year. The applicable measurement period for determining whether contingent interest payments will be made ends five business days prior to each May 4 and November 4, commencing May 4, 2004. In the event of an upward interest adjustment, 0.25% per year will be paid in cash; the remaining additional interest will accrue and be paid at maturity. Through December 31, 2001, there was no upward interest adjustment to the notes. These notes may be converted prior to maturity (i) during each three-month period following issuance of the notes if the closing sale price our CD common stock exceeds 110% of the accreted conversion price per share for at least 20 trading days in the period of 30 trading days ending on the first day of such three-month period; (ii) if the notes trade at less than 95% of the value of the shares into which the notes are convertible; (iii) if the notes have been called for redemption; (iv) if Moody’s Investors Service and Standard & Poor’s Corporation no longer have investment-grade ratings assigned to the notes; or (v) in the event of certain material distributions to holders of CD commons stock, excluding payments of dividends in the normal course. We believe that, if these debentures are indeed convertible immediately prior to maturity due to the price of our CD common stock exceeding the contingent-conversion threshold, holders of such notes and debentures will elect to convert them into shares of our CD common stock. The conversion threshold at maturity is 110% of the accreted conversion price per share. The accreted conversion price is subject to change as a result of any upward interest adjustment as it is calculated as 100% of the principal amount of the notes, plus accrued and unpaid cash interest (which will only result from an upward adjustment to the interest) divided by the number of shares of CD common stock issued for each note, or 39.08. At December 31, 2001, the accreted conversion price was $25.59. The conversion threshold at maturity is 110% of the accreted conversion price per share, or approximately $28.15.

The notes will not be redeemable by us prior to May 4, 2004, but will be redeemable thereafter. In addition, holders of the notes may require us to repurchase the notes on May 4, 2003, 2004, 2006, 2008, 2011 and 2016. In such circumstance, we have the option of paying the repurchase price in cash, shares of our CD common stock, or any combination thereof. These debentures are senior unsecured obligations and rank equally in right of payment with all our existing and future senior unsecured indebtedness.

Upper DECS

The Upper DECS each consist of both a senior note and a forward purchase contract. The senior notes initially bear interest at an annual rate of 6.75%, which will be reset based upon a remarketing in either May or August 2004. The senior notes have a term of five years and represent senior unsecured debt, which ranks equally in right of payment with all our existing and future unsecured and unsubordinated debt and ranks senior to any future subordinated indebtedness.

In August 2004, the forward purchase contract component of each Upper DECS security requires the holder to purchase $50 of CD common stock. The price at which Upper DECS holders will be required to purchase CD common stock will be the average closing price of our CD common stock during the twenty consecutive trading days ending on the third trading day immediately preceding August 17, 2004, but no less than $21.53 and no more than $28.42. The minimum and maximum number of shares to be issued under the forward purchase contracts are 30.3 million and 40.1 million, respectively. The forward purchase contracts also require quarterly cash distributions to each holder at an annual rate of 1.00% through August 2004 (the date the forward purchase contracts are required to be settled).

Upon settlement of the forward purchase contracts in August 2004, we expect to receive gross proceeds in cash of approximately $863 million. Upon maturity in August 2006, of the senior notes that are currently a component of the Upper DECS, we would be required to repay $863 million.

Because the Upper DECS obligate holders to purchase CD common stock at a price determined by the average closing price of CD common stock during a 20-trading-day period ending in August 2004, the Upper DECS are functionally equivalent to issuing shares of CD common stock subject to an issue-price collar, with a delay in issuance until 2004. At the time of issuance of the Upper DECS, we believed that the economic impact of issuing the Upper DECS would be favorable compared to an equivalent immediate issuance of common stock. The proceeds from the offering were to be used for general corporate purposes, including acquisitions.

Outstanding Debt Related to Management and Mortgage Programs

The following table summarizes the components of our debt related to management and mortgage programs:

	December 31,
	2001	2000
Secured Borrowings:
Term notes	$6,237	$—
Short-term borrowings	582	292
Commercial paper	120	—
Other	295	—

Unsecured Borrowings:
Medium-term notes	679	117
Short-term borrowings	983	—
Commercial paper	917	1,556
Other	31	75

	$9,844	$2,040

Debt related to our management and mortgage programs increased $7.8 billion during 2001 primarily resulting from the assumption of Avis debt aggregating $5.1 billion (principally comprising $4.7 billion of secured term notes and $415 million of secured commercial paper and other borrowings), debt issuances during 2001 aggregating approximately $2.2 billion and unsecured borrowings under our revolving credit facility during 2001 aggregating $750 million. The proceeds from these issuances were used to fund the purchase of assets under management and mortgage programs and retire maturing debt under management and mortgage programs.

Secured Borrowings

Secured borrowings primarily represent asset-backed funding arrangements whereby we or our wholly-owned and consolidated special purpose entities issue debt or enter into loans supported by the cash flows derived from specific pools of assets classified as assets under management and mortgage programs. These borrowings are primarily issued under our AESOP Funding or Greyhound Funding programs. AESOP Funding is a domestic financing program that provides for the issuance of up to $4.45 billion of variable rate notes to support our car rental operations. Greyhound Funding is also a domestic financing program that provides for the issuance of up to $3.19 billion of variable rate notes, preferred membership interests and term notes to support our fleet leasing operations. Under both programs, the debt issued is collateralized by vehicles owned by either our car rental subsidiary or our fleet leasing subsidiary. In the AESOP Funding program, the vehicles financed are generally covered by agreements where manufacturers guarantee a specified repurchase price for the vehicles. However, the program will allow funding for 25% of vehicles not covered by such agreements. The titles to all the vehicles supporting these facilities is held in bankruptcy remote trusts and we act as a servicer of all the vehicles. For the Greyhound Funding facility, the bankruptcy remote trust also acts as lessor under both operating and financing lease agreements. At December 31, 2001, we had $3.5 billion of term notes outstanding under the AESOP Funding program. At December 31, 2001, we had $2.9 billion of outstanding debt under the Greyhound Funding program, of which $2.6 billion and $295 million were included as components of secured term notes and other secured borrowings, respectively, in the above table. All debt issued under these programs is classified as liabilities under management and mortgage programs on our Consolidated Balance Sheet. Also included in secured term notes are $450 million of variable-rate notes maturing in 2011 and $285 million of variable-rate notes maturing in 2006. These notes are collaterized by vehicles owned by our fleet leasing subsidiary.

Secured short-term borrowings primarily consist of financing arrangements to sell mortgage loans under a repurchase agreement, which is renewable on an annual basis at the discretion of the lender. Such loans are collateralized by underlying mortgage loans held in safekeeping by the custodian to the agreement. The total commitment under this agreement is $500 million. Secured commercial paper matures within 270 days and is supported by rental vehicles owned by our car rental subsidiary.

Unsecured Borrowings

Unsecured medium-term notes primarily bear interest at a rate of 8 1/8% per annum. Such interest rate is generally subject to incremental upward adjustments of 50 basis points in the event that the credit ratings assigned to PHH by nationally recognized credit rating agencies are downgraded to a level below PHH’s ratings as of December 31, 2001. In the event that the credit ratings are downgraded below investment grade, the interest rate is subject to an upward adjustment not to exceed 300 basis points. Unsecured short-term borrowings primarily represent borrowings under revolving credit facilities. Unsecured commercial paper matures within 270 days and is fully supported by the committed revolving credit agreements described above.

Mandatorily Redeemable Interest

Also included in out total indebtedness in addition to corporate indebtedness and debt related to our management and mortgage program, is a $375 million mandatorily redeemable senior preferred interest, which is mandatorily redeemable by the holder in 2015 and may not be redeemed by us prior to March 2005, except upon the occurrence of specified circumstances. We are required to pay distributions on the senior preferred interest based on three-month LIBOR plus a margin of 1.77%. In the event of default, or other specified events, including a downgrade in our credit ratings below investment grade, holders of the senior preferred interest have certain remedies and liquidation preferences, including the right to demand payment by us.

Off-Balance Sheet Financing Arrangements

In addition to our on-balance sheet borrowings and available credit facilities, we enter into transactions where special purpose entities are used as a means of securitizing financial assets generated or acquired in the normal course of business under our management and mortgage programs. We utilize these special purpose entities because they are highly efficient for the sale of financial assets and represent conventional practice in the securitization industry. In accordance with generally accepted accounting principles, the assets sold to the special purpose entities and the related liabilities are not reflected on our balance sheet as such assets are legally isolated from creditor claims and removed from our control.

At the corporate level, we sell timeshare receivables in securitizations to bankruptcy remote qualifying special purpose entities under revolving sales agreements in exchange for cash. Our maximum funding capacity under these securitization facilities is $500 million. These facilities are non-recourse to us. However, we retain a subordinated residual interest and the related servicing rights and obligations in the transferred timeshare receivables. We receive monthly servicing fees of approximately 100 basis points of the outstanding balance of the transferred timeshare receivables. At December 31, 2001, we were servicing approximately $492 million of timeshare receivables transferred under these agreements.

Additionally, our PHH subsidiary customarily sells all mortgage loans we originate into the secondary market, primarily to government-sponsored entities, in exchange for cash. These mortgage loans are placed into the secondary market either by PHH or through an unaffiliated bankruptcy remote special purpose entity,

Bishop’s Gate Residential Mortgage Trust, the equity (currently in excess of 4%) of which is held by independent third parties who bear the credit risk of the assets. Our maximum funding capacity through the special purpose entity is $3.2 billion. The loans sold to the secondary market are generally non-recourse to us and to PHH. However, we generally retain the servicing rights on the mortgage loans sold and receive an annual servicing fee of approximately 47 basis points on such loans. At December 31, 2001, we were servicing $96.3 billion of mortgage loans sold to the secondary market and $2.5 billion sold to the special purpose entity.

Bishop’s Gate has entered into a swap with several banks, the net effect of which is that the banks have agreed to bear certain interest rate risks, non-credit related market risks and prepayment risks related to the mortgage loans held by Bishop’s Gate. Additionally, PHH has entered into a separate corresponding swap with the banks, the net effect of which is that PHH has agreed to bear the interest rate risks, non-credit related market risks and prepayment risks related to the mortgage loans held by Bishop’s Gate assumed by the banks under their swap with Bishop’s Gate. We in turn offset the interest rate risks associated with the swap by entering into forward delivery contracts for mortgage backed securities. Both the swap and the forward delivery commitments are derivatives under SFAS No. 133 and are marked-to-market through earnings in the current period. The fair value and changes in fair value of the swap and forward delivery commitments have substantially offsetting effects.

Our PHH subsidiary also sells relocation receivables in securitizations to a bankruptcy remote qualifying special purpose entity in exchange for cash. Our maximum funding capacity under this securitization facility is $650 million. This facility is non-recourse to us and to PHH. However, we retain a subordinated residual interest and the related servicing rights and obligations in the relocation receivables and receive an annual servicing fee of approximately 75 basis points on the outstanding balance of relocation receivables transferred. At December 31, 2001, we were servicing $620 million of relocation receivables transferred under this agreement.

None of our affiliates, officers, directors or employees hold any equity interest in any of the above special purpose entities, nor do we or our affiliates provide any financial support or financial guarantee arrangements to the above special purpose entities. None of our affiliates, officers, directors or employees receive any remuneration from any of the above special purpose entities.

PHH also sells interests in operating leases and the underlying vehicles to two independent Canadian third parties. PHH repurchases the leased vehicles and leases such vehicles under direct financing leases to the Canadian third parties. The Canadian third parties retain the lease rights and prepay all the lease payments except for an agreed upon residual amount, which is typically 0% to 8% of the total lease payments. The residual amounts represent our only exposure in connection with these transactions. At December 31, 2001, the balance of outstanding lease receivables which were sold to the Canadian third parties was $341 million. The total outstanding prepaid rent and our subordinated residual interest under these leasing arrangements were $320 million and $21 million, respectively, as of December 31, 2001. We recognized $108 million of revenues related to these leases during 2001.

Additionally, PHH leases certain office buildings on an annual basis from an unaffiliated finance company which holds the title to the property. PHH has the option to renew this lease each year through 2004. At the end of each annual renewal period, we have the option to either purchase the property under a fixed price purchase option of approximately $80 million or sell the office buildings, on behalf of the lessor, to an unrelated third party. If the office buildings are sold and the proceeds from the sale are less than the amount of the fixed price purchase option, we are required to make a payment to the lessor for any deficiency, up to a maximum payment of approximately $68 million.

Liquidity Risk

Our liquidity position may be negatively affected by unfavorable conditions in any one of the industries in which we operate as we may not have the ability to generate sufficient cash flows from operating activities due to those unfavorable conditions. Additionally, our liquidity as it relates to both management and mortgage programs could be adversely affected by a deterioration in the performance of the underlying assets of such programs. Access to the principal financing program for our car rental subsidiary may also be impaired should General Motors Corporation not be able to honor its obligations to repurchase a substantial number of our vehicles. Our liquidity as it relates to mortgage programs is highly dependent on the secondary markets for mortgage loans. Access to certain of our securitization facilities and our ability to act as servicer thereto also may be limited in the event that our or PHH’s credit ratings are downgraded below investment grade and, in certain circumstances, where we or PHH fail to meet certain financial ratios. However, we do not believe that our or PHH’s credit ratings are likely to fall below such thresholds. Additionally, we monitor the maintenance of these financial ratios and as of December 31, 2001, we were in compliance with all covenants under these facilities. When securitizing assets under management and mortgage programs, we make representations and warranties customary to the securitization markets, including eligibility characteristics of the assets transferred and servicing responsibilities.

Currently our credit ratings are as follows:

	Moody’s Investors Service	Standard & Poor’s	Fitch
Cendant
Senior unsecured debt	Baa1	BBB	BBB+
Subordinated debt	Baa2	BBB–	BBB

PHH
Senior debt	Baa1	A–	BBB+
Short-term debt	P-2	A-2	F-2

In February 2002, the credit ratings assigned to us and to PHH by Moody’s Investors Service and Standard & Poor’s were affirmed. A security rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Affiliated Entities

We also maintain certain relationships with affiliated entities principally to support our business model of growing earnings and cash flow with minimal asset risk. We do not have the ability to control the operating and financial policies of these entities and, accordingly, do not consolidate these entities in our results of operations, financial position or cash flows. Certain of our officers serve on the Board of Directors of these entities, but in no instances do they constitute a majority of the Board, nor do they receive any economic benefits.

NRT Incorporated

NRT Incorporated is a joint venture between us and Apollo Management, L.P. NRT acquires independent real estate brokerages, converts them to one of our real estate brands and operates the brand under a 50-year franchise agreement with us. The original business purpose of this relationship was to permit us to maintain and expand our original business purpose as a franchisor in the lodging and residential real estate brokerage industries without directly competing with our existing franchisees. This structure permitted us to receive a royalty stream on NRT’s revenues consistent with other franchisees and to receive a market rate return on the preferred investment. Upon NRT’s formation, we committed to participate in acquisitions made by NRT by acquiring intangible assets and, in some cases, mortgage operations of the real estate brokerage firms acquired by NRT, which result in us recording franchise agreements or other intangible assets on our Consolidated Balance Sheets. As of December 31, 2001, we had committed to participate in additional NRT acquisitions for which we would fund up to $592 million ($500 million of which will not be funded prior to February 2004).

Franchise agreements of $854 million and other intangible assets of $29 million, which resulted from the acquisition of mortgage operations through NRT, are recorded on our Consolidated Balance Sheet as of

December 31, 2001. Except for the term and the lack of a royalty rebate provision, these franchise agreements are similar to those of our other real estate franchisees. NRT pays us royalty and advertising fees in connection with these franchise agreements based on the real estate commissions earned by NRT, which approximated $220 million, $198 million and $172 million during 2001, 2000 and 1999, respectively. Additionally, during 2001, we received $16 million of other fees from NRT, which included a fee paid in connection with the termination of a franchise agreement under which NRT operated our Century 21 real estate brand. The mortgage operations we acquired through NRT were immediately integrated into our existing mortgage operations. We also receive real estate referral fees from NRT in connection with clients referred to NRT by our relocation business. These fees are based on a standard real estate brokerage agreement, in which the franchisor receives approximately 40% of the commission. During 2001, 2000 and 1999, such fees were approximately $37 million, $25 million and $15 million, respectively. These fees are also paid to us by all other real estate brokerages (both affiliates and non-affiliates) who receive referrals from our relocation business. In February 1999, we advanced $35 million to NRT for services to be provided related to the identification of potential acquisition candidates, the negotiation of agreements and other services in connection with future brokerage acquisitions by NRT. As NRT makes acquisitions, we capitalize a proportionate share of this advance, which is then amortized over the term of the franchise agreement. As of December 31, 2001, the remaining balance of this advance was $12 million. Such amount is refundable in the event that services are not provided and therefore is accounted for as a prepaid asset until services are rendered by NRT.

Apollo’s original investment in NRT consisted of a $20 million investment in NRT’s common stock and a $54 million investment in NRT’s preferred stock, which was subsequently redeemed in 1999. As of December 31, 2001, we owned all of NRT’s preferred stock, which approximated $384 million as of December 31, 2001. This ownership entitles us to preferred dividends at 5% to 9% of our investment, which we negotiated with NRT and Apollo. We have the option, upon the occurrence of certain events, to convert a portion of our preferred stock investment into no more than 50% of NRT’s common stock. As of December 31, 2001, none of the events that would have caused the preferred stock to be currently convertible had occurred and there was no common management between us, Apollo and NRT. We also have the option to purchase all of NRT’s common stock from Apollo for $20 million. This option is not exercisable until August 11, 2002 and is conditional upon NRT’s payment of $166 million to Apollo. We may exercise the option prior to August 11, 2002 if we satisfy NRT’s obligation. If NRT is unable to make the $166 million payment to Apollo, we would be required to make the payment on behalf of NRT and would receive additional NRT preferred stock in exchange. As of December 31, 2001, NRT had $291 million in debt, which is non-recourse to us. NRT has ten seats on its board of directors, four of which were under our control as of December 31, 2001. In addition, without the consent of both Cendant and Apollo, NRT cannot make capital expenditures over $500,000; approve its business plan; engage in any affiliate transactions; acquire a brokerage for more than $2 million; appoint or terminate an officer; amend the by-laws, charter or material agreements; incur debt over $500,000; issue or redeem equity, sell assets or combine with any business; file a registration statement; settle any litigation or pay a dividend.

Trip Network, Inc.

During March 2001, we funded the creation of Trip Network with a contribution of assets valued at approximately $20 million in exchange for all of the common and preferred stock of Trip Network. We transferred all the common shares of Trip Network to the Hospitality Technology Trust, an independent technology trust that is controlled by three independent trustees who are not officers, directors or employees of Cendant or relatives of officers, directors or employees of Cendant. The trust was established in 1997 for purposes of enhancing and promoting the use of advanced technology for our lodging brands, its beneficiaries, including providing financial and technology support services and investing in Internet related activities for the benefit of its beneficiaries. The hotel franchise chains have agreed to link their brand and property Web sites to Trip.com, for among other reasons because of their beneficial interest in the trust. Management believes that the enhanced functionality for the brand and property Web pages to be provided by Trip.com links will help build customer loyalty and avoid the problem of viewers leaving the brand and property web sites for the sites of competitors. Additionally, management believes that the aggregate links of all franchisee properties creates critical mass and web-traffic for Trip Network further enhancing its ability to be successful. If Trip Network is successful, then management believes the common shares will likely appreciate in value. The liquidation of shares (representing the trust’s equity stake, which approximates 20% of Trip Network’s common stock on a fully diluted basis) will provide the trust with further resources to pursue its stated objectives. Further, as Trip Network provides travel services to both our franchisees as well as non-franchisees, our contribution of the Trip Network common stock to the Hospitality Technology Trust supported our lodging franchise business model whereby we do not compete directly with our franchisees for the sale of transient hotel rooms.

The preferred stock investment, which is convertible into approximately 80% of Trip Network’s common stock on a fully diluted basis, is not convertible prior to March 31, 2003, except upon a change of control of Trip Network. Our current business plan contemplates the conversion of our preferred stock during the second quarter of 2003, at which time we would control and, therefore, consolidate Trip Network, as well as the pursuit of discussions with the trustees of the Hospitality Technology Trust to negotiate our acquisition of the common stock of Trip Network. The acquisition and related consolidation of Trip Network will not have a material impact on our results of operations or any trends related thereto. Subsequently, we contributed $85 million, including $45 million in cash and 1.5 million shares of Homestore common stock, then-valued at $34 million, to Trip Network to pursue the development of an online travel business for the benefit of certain of our current and future franchisees. Such amount was expensed during 2001. We also received warrants to purchase up to 28,250 shares of Trip Network’s common stock, which are exercisable, at our option, upon the achievement of certain valuations beginning on March 31, 2003 or upon a change of control at Trip Network at an exercise price of $0.01 per share. This arrangement is consistent with our strategy of creating a single platform to research and develop Internet related products within an integrated business plan. Since we do not have the in-house expertise to develop new technology for Internet Web sites, we outsourced the development of certain Internet assets and Web-site features to Trip Network.

During October 2001, we entered into two separate lease and licensing agreements with Trip Network, whereby, Trip Network was granted a license to operate the online businesses of Trip.com, Inc. and Cheap Tickets (both wholly-owned subsidiaries of Cendant) and a lease or sublease, as applicable, to all the assets of these companies necessary to operate such businesses. The Trip.com license agreement has a one-year term and is renewable at Trip Network’s option for 40 additional one-year periods. The Cheaptickets.com license agreement has a 40-year term. Under these agreements, we receive a license fee of 3% of revenues generated by Trip.com and Cheaptickets.com during the term of the agreements. We also received warrants to purchase up to 46,000 shares of Trip Network common stock, which are exercisable upon achievement of certain financial results beginning in October 2003 or upon a change of control of Trip Network. The royalty rate and warrants were negotiated with and approved by Trip Network’s board of directors. We proposed our royalty rate based upon market rate analysis of similar licensing type agreements. Also during October 2001, we entered into a travel services agreement with Trip Network, whereby we provide Trip Network with call center services. In addition, we process and support Trip Network’s booking and fulfillment of travel transactions and provide travel-related products and services to maintain and develop relationships, discounts and favorable commissions with travel vendors. For these services, we receive a fee of cost plus an applicable mark-up, which was determined based upon our understanding of profit margins in the travel agency industry. During 2001, the revenue we received in connection with these agreements was not material. Additionally, during October 2001, we entered into a 40-year global distribution services subscriber agreement with Trip Network, whereby we provide all global distribution services for Trip Network. We are not obligated or contingently liable for any debt incurred by Trip Network. We recorded a prepaid asset of approximately $40 million in connection with this agreement, which is being amortized over 40 years. The $40 million was computed as the present value of the expected benefit we would realize in lieu of paying financial assistance at market rates for expected volumes at an appropriate discount rate. Amortization of the asset is calculated in direct proportion to the expected cash flow benefits.

FFD Development Company, LLC

Prior to our acquisition of Fairfield in April 2001, Fairfield contributed approximately $60 million of timeshare inventory and $4 million of cash to FFD Development Company LLC, a company created by Fairfield to acquire real estate for construction of vacation ownership units, which are sold to Fairfield upon completion. Fairfield previously operated its own property acquisition, planning, design and construction function. This function was transferred to FFD immediately prior to our acquisition of Fairfield. Former Fairfield employees who were responsible for the timeshare property development became employed by FFD as part of the spin-off. Given the extensive knowledge of Fairfield’s standards and specifications as it related to the procurement of property and the planning and construction of the timeshares, we continue to rely on the relationship between Fairfield and FFD.

In exchange for the contribution of timeshare inventory and cash, Fairfield received all of the common and preferred equity interests of FFD. Fairfield then contributed all the common equity interest to an independent trust and retained a convertible preferred equity interest, which is convertible at any time, and a warrant to purchase FFD’s common equity. The warrant is not exercisable until April 2004, except upon the occurrence of specified events, including our conversion of more than half of our preferred equity interest into common equity interests. In connection with our acquisition of Fairfield in April 2001, we, through our Fairfield subsidiary, now own the preferred equity interest, which approximated $59 million as of December 31, 2001, and the warrant to purchase a common equity interest in FFD. The warrant is exercisable in whole or in increments of 25% upon payment in cash or in kind of an amount per percentage of common interest exercised, which is equal to the lower of 80% of the book value per common interest as of April 2, 2001 and 90% of the book value per common interest as of the warrant exercise date. During 2001, we recognized dividend income on our preferred interest of $6 million, which was paid-in-kind on a quarterly basis based on an 18% annual return on our preferred equity interest in FFD. The dividend rate was agreed upon in FFD’s amended operating agreement among Fairfield, FFD and the independent trust. Upon the conversion of such preferred equity interests and the exercise of such warrant, we would own approximately 75% of FFD’s common equity interests on a fully diluted basis. Additionally, we are now obligated to fulfill Fairfield’s purchase commitments with FFD. However, under the development contracts with FFD, we are not obligated to purchase a resort property until construction is completed to the contractual specifications, a certificate of occupancy is delivered and clear title is obtained. Fairfield also leases office space to FFD and provides various services to FFD in exchange for a fee, including general management services, information and technology support and human resources administration. During 2001, we purchased $40 million of timeshare interval inventory and land from FFD and as of December 31, 2001 are obligated to purchase an additional $98 million. FFD is obligated to finance, plan, design and construct vacation ownership units according to Fairfield’s specifications and deliver those units according to an agreed schedule and at agreed purchase prices. The schedule and prices allow for FFD to charge cost plus an applicable mark-up, which was 17.4% in 2001. Such fee arrangement is provided by in the operating agreement between Fairfield and FFD. The purchase price, which includes FFD’s fee, is agreed upon by Fairfield and FFD based upon the cost of construction. The delivery date is agreed upon by Fairfield and FFD based upon the time necessary to complete construction and when Fairfield requires the completed inventory for sale and deeding to its customers. Subsequent to December 31, 2001, as is customary in “build to suit” agreements, when we contract with FFD for the development of a property, we will issue a letter of credit for up to 20% of our purchase price for such property. Drawing under all such letters of credit will only be permitted if we fail to meet our obligation under any purchase commitment. While we intend to issue such letters of credit in 2002, no such letters of credit were outstanding at December 31, 2001. We are not obligated or contingently liable for any obligations incurred by FFD.

Our current business plan contemplates the conversion of our preferred interests during the first quarter of 2003, at which time we would consolidate FFD, as well as the pursuit of discussions with the trustees of the FFD Trust to negotiate our acquisition of the common interests of FFD.

The acquisition and related consolidation of FFD will not have a material impact on our results of operations or any trends related thereto.

Trilegiant Corporation

On July 2, 2001, we entered into an agreement with Trilegiant Corporation, a newly-formed company owned by the former management of our Cendant Membership Services and Cendant Incentives subsidiaries, whereby we outsourced our individual membership and loyalty business to Trilegiant. Trilegiant operates membership-based clubs and programs and other incentive-based programs. As part of this agreement, Trilegiant provides fulfillment services (including collecting cash, paying commissions, processing refunds, providing membership services and benefits and maintaining specified service level standards) to members of our individual membership business that existed as of the transaction date in exchange for a servicing fee pursuant to the Third Party Administrator agreement, which is cost plus 10%. During 2001, we paid Trilegiant $106 million in connection with services provided under the Third Party Administrator agreement and Trilegiant collected $212 million of cash on our behalf in connection with membership renewals. Additionally, as of December 31, 2001, Trilegiant owed us $7 million in connection with services provided under the Third Party Administrator agreement.

Additionally, Trilegiant is licensing and/or leasing from us the assets of our individual membership business in order to service these members and also to obtain new members. The assets licensed to Trilegiant include various tradenames, trademarks, logos, service marks and other intellectual property relating to its membership business. Upon expiration of the licensing term (40 years), Trilegiant will have the option to purchase any or all of the intellectual property licenses at their then-fair market values. Real property owned by us was leased to Trilegiant on a monthly basis at rates that approximated our depreciation expense. In connection with the licensing and leasing arrangements, Trilegiant paid us $7 million in 2001 and owed us an additional $2 million as of December 31, 2001.

We continue to collect membership fees from, and are obligated to provide membership benefits to, existing members as of July 2, 2001, including their renewals. Trilegiant collects the membership fees from, and is obligated to provide membership benefits to, those new members who join the membership based clubs and programs and all other incentive programs subsequent to July 2, 2001 and will recognize the related revenue and expenses. Beginning in third quarter 2002 and throughout the remainder of the 40-year term of the licensing agreement, we will recognize as revenue the related royalty income received from Trilegiant for membership fees generated by the new members (initially 5%, increasing to approximately 16% over 10 years). We also licensed various tradenames, trademarks, logos, service marks, and other intellectual property relating to our membership business to Trilegiant for 40 years. Upon expiration of the 40-year term, Trilegiant will have the option to purchase any or all of the intellectual property licenses at their then-fair market values.

In connection with the foregoing arrangements, we advanced approximately $100 million in cash and $33 million of prepaid assets to Trilegiant to support their marketing activities and also made a $20 million convertible preferred stock investment in Trilegiant, which is convertible, at our option, into approximately 20% of Trilegiant’s common stock on a fully diluted basis. We accounted for the entire advance to Trilegiant as a prepaid expense at the date of advance. The purpose of the advance was to help Trilegiant fund qualified marketing costs associated with obtaining new members whose revenue would become subject to royalties paid to us. We expense such advance as Trilegiant incurs qualified marketing expenses pursuant to the terms of the advance. During 2001, we expensed $66 million of the advance. As of December 31, 2001, the remaining balance of this prepaid expense approximated $67 million.

The preferred stock investment is mandatorily redeemable and, therefore, accounted for as an available-for-sale debt security at fair value, convertible at any time at our option and we are entitled to receive a 12% cumulative non-cash dividend annually through July 2006. During third quarter 2001, we wrote-off the entire amount of our preferred stock investment due to operating losses incurred by Trilegiant and the fact that this entity had relatively thin common equity capitalization since inception.

We also provide Trilegiant with a $35 million revolving line of credit under which advances are at our sole and unilateral discretion. As of December 31, 2001, Trilegiant had not drawn on this line. During August 2001,

Trilegiant entered into marketing agreements with a third party, whereby Trilegiant will provide certain marketing services to the third party in exchange for a commission. As part of our royalty arrangement with Trilegiant, we will receive 13% of the commissions paid by the third party to Trilegiant. In connection with these marketing agreements, we provided Trilegiant with a $75 million loan facility bearing interest at a rate of 9% under which we will advance funds to Trilegiant for marketing performed by Trilegiant on behalf of the third party. As of December 31, 2001, the outstanding loan balance under this facility was $24 million. Such amount is accounted for as a note receivable. We evaluate the collectibility of the note at the end of each reporting period. We will collect the receivable as commissions are received by Trilegiant from the third party.

Additionally, we maintain warrants to purchase up to 2.1 million shares of Trilegiant’s common stock, which are exercisable, at our option, at an exercise price of $0.01 per share, upon the achievement of certain business valuations ranging from $200 million to $750 million, into a majority ownership interest in Trilegiant. We are not obligated or contingently liable for any debt incurred by Trilegiant.

Trilegiant’s Board of Directors is comprised of three directors elected by the Trilegiant management (as the common shareholder) and three directors elected by us (as the sole preferred shareholder).

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

Goodwill and Other Intangible Assets.    On January 1, 2002, we adopted SFAS No. 142, “Goodwill and Other Intangible Assets” in its entirety. SFAS No. 142 addresses the financial accounting and reporting standards for the acquisition of intangible assets outside of a business combination and for goodwill and other intangible assets subsequent to their acquisition. This standard eliminates the amortization of goodwill and indefinite lived intangible assets. Intangible assets with finite lives will continue to be amortized over their estimated useful lives. We will be required to assess goodwill and indefinite lived intangible assets for impairment annually, or more frequently if circumstances indicate impairment may have occurred. We have reassessed the useful lives assigned to our intangible assets acquired in transactions consummated prior to July 1, 2001 and the related amortization methodology. Accordingly, we identified those intangible assets that have indefinite lives, adjusted the future amortization periods of certain intangible assets appropriately and changed our amortization methodology where appropriate.

In accordance with SFAS No. 142, we did not amortize goodwill and indefinite lived intangible assets acquired after June 30, 2001. As of January 1, 2002, we discontinued the amortization of all goodwill and indefinite lived intangible assets. Based upon a preliminary assessment, we expect that the increase in net income from the application of the non-amortization provisions of SFAS No. 142 would have approximated $154 million, $76 million and $83 million for 2001, 2000 and 1999, respectively.

As previously described, the initial implementation of this standard will not impact our results of operations during 2002.

Impairment or Disposal of Long-Lived Assets.    During October 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets.” SFAS No. 144 supersedes SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” and replaces the accounting and reporting provisions of APB Opinion No. 30, “Reporting Results of Operations—Reporting the Effects of Disposal of a Segment of a Business and Extraordinary, Unusual and Infrequently Occurring Events and Transactions,” as it relates to the disposal of a segment of a business. SFAS No. 144 requires the use of a single accounting model for long-lived assets to be disposed of by sale, including discontinued operations, by requiring those long-lived assets to be measured at the lower of carrying amount or fair value less cost to sell. The impairment recognition and measurement provisions of SFAS No. 121 were retained for all long-lived assets to be held and used with the exception of goodwill. We adopted this standard on January 1, 2002.

DESCRIPTION OF NOTES

General

We will issue the notes under an indenture between us and The Bank of Nova Scotia Trust Company of New York, as trustee. The notes will be initially limited to $         in aggregate principal amount and will mature on             ,             . The notes will bear interest from                     , 2003, or from the most recent date to which interest has been paid or provided for, at the annual rate of     %. Interest will be payable semiannually on              and          of each year, commencing                     , 2003, to the persons in whose names the notes are registered at the close of business on the preceding          or                 , whether or not such day is a business day. All payments of interest and principal will be payable in United States dollars. We may from time to time, without notice to or consent of the holders, issue additional notes of the same tenor, coupon and other terms as the notes, so that such notes and the notes offered hereby will form a single series.

The following description supplements the description of the general terms and provisions of the debt securities contained in the accompanying prospectus. The following description does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the description in the accompanying prospectus and to the indenture, a copy of which is filed or incorporated by reference as an exhibit to the registration statement on Form S-3 of which the accompanying prospectus is a part. In this section, references to “Cendant,” “we,” “our” or “us” refer solely to Cendant Corporation and not its subsidiaries.

Ranking

The notes will be senior unsecured obligations and will rank equal in right of payment to all of our other senior unsecured indebtedness.

We currently conduct substantially all our operations through our subsidiaries, and our subsidiaries generate substantially all of our operating income and cash flow. As a result, distributions or advances from our subsidiaries are the principal source of funds necessary to meet our debt service obligations. Contractual provisions or laws, as well as our subsidiaries’ financial condition and operating requirements, may limit our ability to obtain cash from our subsidiaries that we require to pay our debt service obligations, including payments on the notes. Certain of our subsidiaries’ debt instruments contain restrictions on the payment of dividends or distributions which could prevent us from receiving cash from those subsidiaries. In addition, holders of the notes will have a subordinate position to the claims of creditors of our subsidiaries on their assets and earnings. At September 30, 2002, our subsidiaries had $11.1 billion of indebtedness (consisting of approximately $10.6 billion of debt related to management and mortgage programs and approximately $0.5 billion of our Avis 11% senior subordinated notes) and $375 million of mandatorily redeemable preferred securities outstanding, without giving effect to the anticipated use of proceeds, in addition to other liabilities, to which the notes would have been structurally subordinated. In addition, as discussed under “Recent Developments,” one of our Budget subsidiaries assumed approximately $2.5 billion in non-recourse vehicle debt in November 2002.

As of September 30, 2002, we had approximately $5.5 billion of indebtedness outstanding (including $863 million of Upper DECS and excluding subsidiary indebtedness), which would have ranked equally with the notes.

Sinking Fund

The notes are not subject to a sinking fund.

Merger, Consolidation or Sale or Conveyance of Assets

We may not (1) consolidate with or merge into any other person or sell, lease, convey or transfer our properties and assets substantially as an entirety to any person, (2) permit any person to consolidate with or merge into us or (3) permit any person to sell, lease, convey or transfer that person’s properties or assets substantially as an entirety to us, unless:

•
in the case of (1) and (2) above, either (i) Cendant is the surviving corporation or (ii) if Cendant no longer exists, the person formed by the consolidation or into which we are merged or the person to which our properties and assets are so conveyed, transferred, sold or leased, shall be a corporation, limited liability company, partnership or trust organized and existing under the laws of the United States, any State within the United States or the District of Columbia and assumes the payment of the principal of and interest on the notes and the performance of our other covenants under the indenture, and

•
in all cases, immediately after giving effect to the transaction, no Event of Default, and no even that, after notice or lapse of time or both, would become an Event of Default, will have occurred and be continuing.

In the case of any consolidation, merger, conveyance or transfer in which Cendant is not the surviving corporation, the successor person will succeed to and be substituted for Cendant as obligor on the notes, with the same effect as if it had been named in the indenture as Cendant.

Events of Default and Remedies

Each of the following is an event of default with respect to the notes:

(1)  default for 30 days in the payment of interest due and payable on the notes;

(2)  default in the payment of the principal amount of the notes at maturity;

(3)  default in our performance of any covenant or agreement in the indenture or the notes for a period of 90 days after written notice is provided to us by the trustee or to us and the trustee by the holders of at least 25% in aggregate principal amount of the then outstanding notes;

(4)  default by us under any instrument or instruments under which there is or may be secured or evidenced any of our indebtedness (other than the notes) having an outstanding principal amount of $50,000,000 (or its equivalent in any other currency or currencies) or more, individually or in the aggregate, that has caused the holders thereof to declare such indebtedness to be due and payable prior to its stated maturity, unless such declaration has been rescinded within 30 days;

(5)  default in the payment of the principal or premium, if any, of any bond, debenture, note or other evidence of our indebtedness, in each case for money borrowed, or in the payment of principal or premium, if any, under any mortgage, indenture, agreement or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness of ours for money borrowed, which default for payment of principal or premium, if any, is in an aggregate principal amount exceeding $50,000,000 (or its equivalent in any other currency or currencies) when such indebtedness becomes due and payable (whether at maturity, upon redemption or acceleration or otherwise), if such default shall continue unremedied or unwaived for more than 30 business days after the expiration of any grace period or extension of the time for payment applicable thereto; provided, however, that this provision shall not apply to indebtedness incurred by any of our structured bankruptcy-remote subsidiaries which does not permit or provide for recourse to us or any of our subsidiaries (other than such structured bankruptcy-remote subsidiary) or any property or assets of ours or any of our subsidiaries (other than the property or assets of such structured bankruptcy-remote subsidiary); and

(6)  certain events of bankruptcy, insolvency and reorganization with respect to us.

If an event of default occurs and is continuing, the trustee or the holders of at least 25% in aggregate principal amount of the outstanding notes may declare the principal of, and accrued but unpaid interest on, all the notes to be due and payable immediately; however, in the case of events of default specified in clauses (4) and (5) upon certain conditions such declarations may be annulled and past defaults may be waived (except for defaults in the payment of principal of, or any interest on, the notes) by the holders of a majority of the aggregate principal amount of notes then outstanding.

If an event of default relating to certain events of bankruptcy, insolvency or reorganization occurs, the principal amount plus accrued interest on the notes will become immediately due and payable without any action on the part of the trustee or any holder.

Subject to certain limitations, the holders of a majority in principal amount of the outstanding notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the trustee or of exercising any trust or power conferred on the trustee. The trustee, however, may, upon the advice of counsel refuse to follow any direction that conflicts with the law or the indenture or that the trustee determines is unduly prejudicial to the holders or that would involve the trustee in personal liability.

The indenture will provide that if an uncured default is known to the trustee, the trustee must give to each holder notice of the default within 90 days after it occurs, except that with respect to an Event of Default described in clause (3) above, no such notice shall be given until at least 90 days after the occurrence of such default. However, except in the case of default in the payment of principal of, or interest on, any note, the trustee may withhold notice if it in good faith determines that withholding notice is in the interest of the holders. In addition, we are required to deliver to the trustee, within 120 days after the end of each fiscal year, a certificate indicating that to the best of the knowledge of the signatory we are not in default in the performance and observance of the terms of the indenture or, if we are in default, specifying such default.

Defeasance

The indenture will provide that we will be discharged from all obligations in respect of the notes (except for, among other things, certain obligations to register the transfer or exchange of the notes, replace stolen, lost or mutilated notes, maintain paying agencies and old moneys or payment in trust) if we have irrevocably deposited with the trustee, in trust for the benefit of the holders of the notes, cash in U.S. dollars, non-callable Governmental Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized firm of independent public accountants, to pay the principal of and interest and additional interest, if any, on the outstanding notes on the stated maturity date selected by us.

The defeasance and discharge will become effective after we, among other things, have delivered to the trustee an opinion of counsel confirming that the deposit and related defeasance will not cause the holders of the notes to recognize gain or loss for federal income tax purposes, or a copy of a ruling or other formal statement or action to such effect received from or published by the Internal Revenue Service.

Book-Entry, Delivery and Form

The notes will be represented by one or more permanent global notes in registered, global form without interest coupons. These global notes will be deposited upon issuance with the trustee as custodian for The Depository Trust Company (“DTC”) in New York, New York, and registered in the name of DTC or its nominee, in each case for credit to an account of a direct or indirect participant as described below. Except as set forth below, the global notes may be transferred, in whole and not in part, only to DTC, a nominee of DTC or to a successor depository or its nominee. Beneficial interests in the global notes may not be exchanged for notes in certificated form except in the limited circumstances described below. The trustee will act as registrar.

Certain Book-Entry Procedures for the Global Notes

The descriptions of the operations and procedures of DTC set forth below are provided solely as a matter of convenience. These operations and procedures are solely within the control of DTC and are subject to change by them from time to time. Neither we nor the underwriters take any responsibility for these operations or procedures, and investors are urged to contact DTC or its participants directly to discuss these matters.

DTC has advised us that it is (i) a limited purpose trust company organized under the laws of the State of New York, (ii) a “banking organization” within the meaning of the New York Banking Law, (iii) a member of the Federal Reserve System, (iv) a “clearing corporation” within the meaning of the Uniform Commercial Code, as amended, and (v) a “clearing agency” registered pursuant to Section 17A of the Exchange Act. DTC was created to hold securities for its participants (the “participants”) and facilitates the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants, thereby eliminating the need for physical transfer and delivery of certificates. DTC’s participants include securities brokers and dealers (including the underwriters), banks and trust companies, clearing corporations and certain other organizations. Indirect access to DTC’s system is also available to other entities such as banks, brokers, dealers and trust companies (collectively, the “indirect participants”) that clear through or maintain a custodial relationship with a participant, either directly or indirectly. Investors who are not participants may beneficially own securities held by or on behalf of DTC only through participants or indirect participants.

We expect that pursuant to procedures established by DTC (i) upon deposit of each global note, DTC will credit the accounts of participants designated by the underwriters with an interest in the global note and (ii) ownership of the notes will be shown on, and the transfer of ownership thereof will be effected only through, records maintained by DTC (with respect to the interests of participants) and the records of participants and the indirect participants (with respect to the interests of persons other than participants).

The laws of some jurisdictions may require that certain purchasers of securities take physical delivery of such securities in definitive form. Accordingly, the ability to transfer interests in the notes represented by a global note to such persons may be limited. In addition, because DTC can act only on behalf of its participants, who in turn act on behalf of persons who hold interests through participants, the ability of a person having an interest in notes represented by a global note to pledge or transfer such interest to persons or entities that do not participate in DTC’s system, or to otherwise take actions in respect of such interest, may be affected by the lack of a physical definitive security in respect of such interest.

So long as DTC or its nominee is the registered owner of a global note, DTC or such nominee, as the case may be, will be considered the sole owner or holder of the notes represented by the global note for all purposes under the indenture. Except as provided below, owners of beneficial interests in a global note will not be entitled to have notes represented by such global note registered in their names, will not receive or be entitled to receive physical delivery of certificated notes, and will not be considered the owners or holders thereof under the indenture for any purpose, including with respect to the giving of any direction, instruction or approval to the trustee thereunder. Accordingly, each holder owning a beneficial interest in a global note must rely on the procedures of DTC and, if such holder is not a participant or an indirect participant, on the procedures of the participant through which such holder owns its interest, to exercise any rights of a holder of notes under the indenture or such global note. We understand that under existing industry practice, in the event that we request any action of holders of notes, or a holder that is an owner of a beneficial interest in a global note desires to take any action that DTC, as the holder of such global note, is entitled to take, DTC would authorize the participants to take such action and the participants would authorize holders owning through such participants to take such action or would otherwise act upon the instruction of such holders. Neither we nor the trustee will have any responsibility or liability for any aspect of the records relating to or payments made on account of notes by DTC, or for maintaining, supervising or reviewing any records of DTC relating to such notes.

Payments with respect to the principal of, and interest on, any notes represented by a global note registered in the name of DTC or its nominee on the applicable record date will be payable by the trustee to or at the direction of DTC or its nominee in its capacity as the registered holder of the global note representing such notes under the indenture. Under the terms of the indenture, we and the trustee may treat the persons in whose names the notes, including the global notes, are registered as the owners thereof for the purpose of receiving payment thereon and for any and all other purposes whatsoever. Accordingly, neither we nor the trustee has or will have any responsibility or liability for the payment of such amounts to owners of beneficial interests in a global note (including principal and interest). Payments by the participants and the indirect participants to the owners of beneficial interests in a global note will be governed by standing instructions and customary industry practice and will be the responsibility of the participants or the indirect participants and DTC.

Transfers between participants in DTC will be effected in accordance with DTC’s procedures, and will be settled in same-day funds.

Although DTC has agreed to the foregoing procedures to facilitate transfers of interests in the global notes among its participants, it is under no obligation to perform or to continue to perform such procedures, and such procedures may be discontinued at any time. Neither we nor the trustee will have any responsibility for the performance by DTC or its respective participants or indirect participants of their respective obligations under the rules and procedures governing their operations.

Certificated Notes

If (i) DTC notifies us that it is no longer willing or able to act as a depositary or DTC ceases to be registered as a clearing agency under the Exchange Act and a successor depositary is not appointed within 90 days of such notice or cessation, (ii) we, at our option, notify the trustee in writing that we elect to cause the issuance of notes in definitive form under the indenture or (iii) upon the occurrence of certain other events as provided in the indenture, then, upon surrender by DTC of the global notes, certificated notes will be issued to each person that DTC identifies as the beneficial owner of the notes represented by the global notes. Upon any such issuance, the trustee is required to register such certificated notes in the name of such person or persons (or the nominee of any thereof) and cause the same to be delivered thereto.

Neither we nor the trustee shall be liable for any delay by DTC or any participant or indirect participant in identifying the beneficial owners of the related notes and each such person may conclusively rely on, and shall be protected in relying on, instructions from DTC for all purposes (including with respect to the registration and delivery, and the respective principal amounts, of the notes to be issued).

Trustee

The Bank of Nova Scotia Trust Company of New York is the trustee, registrar and paying agent.

If an Event of Default occurs and is continuing, the trustee will be required to use the degree of care and skill of a prudent person in the conduct of its own affairs. The trustee will become obligated to exercise any of its powers under the indenture at the request of any of the holders of any notes only after those holders have offered the trustee indemnity reasonably satisfactory to it.

If the trustee becomes one of our creditors, it will be subject to limitations in the indenture on its rights to obtain payment of claims or to realize on some property received for any such claim, as security or otherwise. The trustee is permitted to engage in other transactions with us. If, however, it acquires any conflicting interest, it must eliminate that conflict or resign. The Bank of Nova Scotia Trust Company of New York is currently serving as the trustee under other indentures governing our debt issuances. The Bank of Nova Scotia serves as a co-documentation agent and is a lender under our new revolving credit facility. In addition, The Bank of Nova Scotia Trust Company of New York is an affiliate of Scotia Capital (USA) Inc., one of the underwriters.

UNDERWRITING

We and the underwriters have entered into an underwriting agreement, dated the date of this prospectus supplement, relating to the offering. In the underwriting agreement, we have agreed to sell to the underwriters, and the underwriters have agreed to purchase from us, the respective principal amounts of notes set forth opposite the names of the underwriters in the chart below:

Underwriters	Principal Amount of Notes
J.P. Morgan Securities Inc.	$
Salomon Smith Barney Inc.
Banc of America Securities LLC
Banc One Capital Markets, Inc.
Barclays Capital Inc.
Credit Lyonnais Securities (USA) Inc.
Scotia Capital (USA) Inc.
The Royal Bank of Scotland plc
Wachovia Securities, Inc.

Total	$

The obligations of the underwriters under the underwriting agreement, including their agreement to purchase notes from us are several and not joint. Those obligations are also subject to various conditions in the underwriting agreement being satisfied. The underwriters will agree to purchase all of the notes if any of them are purchased.

The underwriters propose to offer some of the notes directly to the public at the public offering price set forth on the cover page of this prospectus supplement and some of the notes to dealers at the public offering price less a concession not to exceed     % of the principal amount of the notes. The underwriters may allow, and the dealers may reallow, a concession not to exceed     % of the principal amount of the notes on sales to other dealers. After the initial offering of the notes to the public, the underwriters may change the public offering price and other selling terms.

The following table shows the underwriting discounts and commission that we are to pay to the underwriters in connection with this offering (expressed as a percentage of the principal amount of the notes):

Paid by Cendant
Per note	%

In the underwriting agreement, we have agreed to indemnify the underwriters against some liabilities, including liabilities under the Securities Act.

The notes are a new issue of securities, and there is currently no established trading market for the notes. We do not intend to apply for the notes to be listed on any securities exchange or to arrange for the notes to be quoted on any quotation system. The underwriters have advised us that they intend to make a market in the notes, but they are not obligated to do so. The underwriters may discontinue any market making in the notes at any time in their sole discretion. Accordingly, we cannot assure that a liquid trading market will develop for the notes, that the notes will be able to be sold at a particular time or that the prices received when the notes are sold will be favorable.

In connection with the offering, the underwriters may engage in overallotment, stabilizing transactions and syndicate covering transactions. Overallotment involves sales in excess of the offering size, which creates a short position for the initial purchasers. Stabilizing transactions involve bids to purchase the notes in the open market for the purpose of pegging, fixing or maintaining the price of the notes. Syndicate covering transactions involve purchases of the notes in the open market after the distribution has been completed in order to cover short positions. Stabilizing transactions and syndicate covering transactions may cause the price of the notes to be higher than it would otherwise be in the absence of those transactions. If the underwriters engage in stabilizing or syndicate covering transactions, they may discontinue them at any time.

J.P. Morgan Securities Inc. will make securities available for distribution on the Internet through a proprietary Web site and/or a third-party system operated by Market Axess Inc., an Internet-based communications technology provider. Market Axess Inc. is providing the system as a conduit for communications between J.P. Morgan Securities Inc. and their customers and is not a party to any transactions. Market Axess Inc. is a registered broker-dealer and will receive compensation from J.P. Morgan Securities Inc. based on transactions conducted through the system. J.P. Morgan Securities Inc. will make the securities available to its customers through Internet distributions, whether made through a proprietary or third-party channel, on the same terms as distributions made through other channels.

In the ordinary course of their businesses, the underwriters and their affiliates have in the past performed and may from time to time perform in the future certain investment banking, commercial banking and financial advisory services for us and our affiliates. Some of the underwriters or their affiliates are lenders under our revolving credit facility. Because more than 10% of the net proceeds of the offering will be paid to certain of the affiliates of the underwriters, this offering is being made pursuant to Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. The Bank of Nova Scotia Trust Company, the trustee, is an affiliate of Scotia Capital (USA) Inc.

LEGAL MATTERS

Certain legal matters with respect to the offering of the notes will be passed upon for us by Eric J. Bock, Esq., Executive Vice President, Law and Secretary of Cendant, and by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York. The validity of the notes will be passed upon for the underwriters by Shearman & Sterling, New York, New York. Mr. Bock holds shares of CD common stock and options to acquire shares of CD common stock.

EXPERTS

The consolidated financial statements of Cendant Corporation and subsidiaries incorporated by reference in this prospectus supplement from our Annual Report on Form 10-K/A for the year ending December 31, 2001 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes explanatory paragraphs with respect to the modification of the accounting treatment relating to securitization transactions, the accounting for derivative instruments and hedging activities, the revision of certain revenue recognition policies and as to the effects of the discontinued operation as discussed in Notes 1 and 5), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

With respect to the unaudited interim financial information for the periods ended March 31, 2002 and 2001 and June 30, 2002 and 2001 and September 30, 2002 and 2001, which is incorporated herein by reference, Deloitte & Touche LLP have applied limited procedures in accordance with professional standards for a review of such information. However, as stated in their reports included in our Quarterly Reports on Form 10-Q or 10-Q/A for the quarters ended March 31, 2002, June 30, 2002 and September 30, 2002 and incorporated by reference herein, they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because those reports are not “reports” or a “part” of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Securities Act.

PROSPECTUS

$3,000,000,000

CENDANT CORPORATION

DEBT SECURITIES, PREFERRED STOCK, COMMON STOCK,
STOCK PURCHASE CONTRACTS, STOCK PURCHASE UNITS AND WARRANTS

Cendant Corporation, directly or through underwriters designated from time to time, may offer, issue and sell, together or separately, (i) debt securities, which may be senior debt securities or subordinated debt securities, (ii) shares of preferred stock, (iii) shares of CD common stock, (iv) stock purchase contracts to purchase shares of CD common stock, (v) stock purchase units, and (vi) warrants to purchase debt securities, preferred stock, CD common stock or other securities or rights.

The form in which we are to issue the securities, their specific designation, aggregate principal amount or aggregate initial offering price, maturity, if any, rate and times of payment of interest or dividends, if any, redemption, conversion, and sinking fund terms, if any, voting or other rights, if any, exercise price and detachability, if any, and other specific terms will be set forth in a prospectus supplement, together with the terms of offering of such securities.

Shares of our CD common stock are listed on the New York Stock Exchange under the symbol “CD”. Any prospectus supplement will also contain information, where applicable, as to any other listing on a securities exchange of the securities covered by such prospectus supplement.

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

This prospectus may not be used to consummate any sale of securities unless accompanied by a prospectus supplement.

The date of this prospectus is August 16, 2001

You should rely only on the information contained or incorporated by reference in this prospectus and any accompanying prospectus supplement. We have not authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus, any accompanying prospectus supplement and the documents incorporated by reference is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed since those dates.

CAUTIONARY STATEMENT CONCERNING FORWARD-LOOKING STATEMENTS

Forward-looking statements in this prospectus about Cendant are subject to known and unknown risks, uncertainties and other factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements were based on various factors and were derived utilizing numerous important assumptions that could cause actual results to differ materially from those in the forward-looking statements. Forward-looking statements include the information concerning our future financial performance, business strategy, projected plans and objectives.

Statements preceded by, followed by or that otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “project,” “estimates,” “plans,” “may increase,” “may fluctuate” and similar expressions or future or conditional verbs such as “will,” “should,” “would,” “may” and “could” are generally forward-looking in nature and not historical acts. You should understand that the following important factors and assumptions could affect the future results of Cendant and could cause actual results to differ materially from those expressed in such forward-looking statements:

•	the effect of economic conditions and interest rate changes on the economy on a national, regional or international basis and the impact thereof on our businesses;

•	the effects of changes in current interest rates, particularly on our real estate franchise and mortgage businesses;

•	the resolution or outcome of our unresolved pending litigation relating to the previously announced accounting irregularities and other related litigation;

•	our ability to develop and implement operational and financial systems to manage growing operations and to achieve enhanced earnings or effect cost savings;

•	competition in our existing and potential future lines of business and the financial resources of, and products available to, competitors;

•
our ability to integrate and operate successfully acquired and merged businesses and risks associated with such businesses, including the pending acquisition of Galileo International, Inc. and the acquisitions of Avis Group Holdings, Inc. and Fairfield Resorts, Inc. (formerly known as Fairfield Communities, Inc.), the compatibility of the operating systems of the combining companies, and the degree to which existing administrative and back-office functions and costs and those of the acquired companies are complementary or redundant;

•	our ability to obtain financing on acceptable terms to finance our growth strategy and to operate within the limitations imposed by financing arrangements and rating agencies;

•	competitive and pricing pressures in the vacation ownership and travel industries, including the car rental industry;

•	changes in the vehicle manufacturer repurchase arrangements between vehicle manufacturers and Avis Group Holdings, Inc. in the event that used vehicle values decrease;

•	changes in laws and regulations, including changes in accounting standards and privacy policy regulation.

Other factors and assumptions not identified above were also involved in the derivation of these forward-looking statements, and the failure of such other assumptions to be realized as well as other factors may also cause actual results to differ materially from those projected. Most of these factors are difficult to predict accurately and are generally beyond our control.

You should consider the areas of risk described above in connection with any forward-looking statements that may be made by us. Except for our ongoing obligations to disclose material information under the federal securities laws, we undertake no obligation to publicly update any forward-looking statements, whether as a result of new information, future events or otherwise. You are advised, however, to consult any additional disclosures we make in our Quarterly Reports on Form 10-Q, Annual Report on Form 10-K and Current Reports on Form 8-K to the Securities and Exchange Commission. See “Where You Can Find More Information.” This discussion is provided as permitted by the Private Securities Litigation Reform Act of 1995.

WHERE YOU CAN FIND MORE INFORMATION

This prospectus constitutes a part of a combined registration statement on Form S-3 filed by us with the Securities and Exchange Commission under the Securities Act of 1933, as amended, with respect to the securities. This prospectus does not contain all of the information set forth in such registration statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. We refer you to such registration statement and to the exhibits relating to the registration statement for further information with respect to us and the securities. Any statements contained in this prospectus concerning the provisions of any document filed as an exhibit to the registration statement or otherwise filed with the Commission or incorporated by reference in this prospectus are not necessarily complete, and, in each instance, we refer you to the copy of such document so filed for a more complete description of the matter involved. Each such statement is qualified in its entirety by such reference.

Cendant is subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and in accordance with these requirements, we file reports, proxy and information statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at prescribed rates at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Regional Office of the Commission located at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. You can obtain information on the operation of the public reference facilities by calling the Commission at 1-800-SEC-0330. The Commission also maintains a website that contains reports, proxy and information statements and other information. The website address is http.//www.sec.gov. In addition, such material can be inspected at the offices of the New York Stock Exchange, 20 Broad Street, New York, New York 10005.

Unless we have indicated otherwise, or the context otherwise requires, references in this prospectus to “Cendant”, “we,” “us” and “our” or similar terms are to Cendant Corporation and its subsidiaries.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

The Commission allows us to “incorporate by reference” the information we file with the Commission, which means that we can disclose important information to you by referring to another document filed separately with the Commission. The information that we file after the date of this prospectus with the Commission will automatically update and supersede this information. Cendant incorporates by reference into this prospectus the documents listed below and any future filings made with the Commission under Section 13(a), 13(c), 14 or 15(d) of the Exchange Act until the completion of this offering.

•	Annual Report on Form 10-K/A for the year ended December 31, 2000, filed on July 3, 2001;

•	Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2001, filed on July 3, 2001;

•	Current Report on Form 8-K dated January 9, 2001;

•	Current Report on Form 8-K dated January 18, 2001;

•	Current Report on Form 8-K/A dated January 19, 2001;

•	Current Report on Form 8-K dated February 7, 2001, filed on February 8, 2001;

•	Current Report on Form 8-K dated February 8, 2001;

•	Current Report on Form 8-K dated February 20, 2001;

•	Current Report on Form 8-K dated March 1, 2001, filed on March 9, 2001;

•	Current Report on Form 8-K dated March 12, 2001;

•	Current Report on Form 8-K/A dated March 21, 2001;

•	Current Report on Form 8-K dated April 2, 2001, filed on April 3, 2001;

•	Current Report on Form 8-K dated April 18, 2001, filed on April 19, 2001;

•	Current Report on Form 8-K dated April 18, 2001, filed on April 19, 2001;

•	Current Report on Form 8-K dated May 2, 2001;

•	Current Report on Form 8-K dated May 4, 2001;

•	Current Report on Form 8-K dated May 10, 2001, filed on May 11, 2001;

•	Current Report on Form 8-K dated May 24, 2001, filed on May 25, 2001;

•	Current Report on Form 8-K dated June 13, 2001, filed on June 15, 2001;

•	Current Report on Form 8-K dated June 15, 2001, filed on June 18, 2001;

•	Current Report on Form 8-K dated July 2, 2001, filed on July 3, 2001;

•	Current Report on Form 8-K dated July 10, 2001;

•	Current Report on Form 8-K dated July 18, 2001, filed on July 19, 2001;

•	Current Report on Form 8-K dated July 19, 2001;

•	Current Report on Form 8-K dated July 23, 2001;

•	Current Report on Form 8-K/A dated July 23, 2001, filed on July 24, 2001;

•	Current Report on Form 8-K dated July 30, 2001, filed on July 31, 2001;

•	Current Report on Form 8-K dated July 31, 2001, filed on August 1, 2001;

•	Current Report on Form 8-K dated August 1, 2001, filed on August 2, 2001; and

•	The “Summary Comparison of Terms of Existing Common Stock with Terms of CD Common Stock and Move.com Common Stock” contained in our Proxy Statement dated February 10, 2000, filed on February 11, 2000.

Any statement contained in a document incorporated or considered to be incorporated by reference in this prospectus shall be considered to be modified or superseded for purposes of this prospectus to the extent that a statement contained in this prospectus or in any subsequently filed document that is or is considered to be incorporated by reference modifies or supersedes such statement. Any statement that is modified or superseded shall not, except as so modified or superseded, constitute a part of this prospectus.

You may request a copy of any of the documents that are incorporated by reference in this prospectus, other than exhibits that are not specifically incorporated by reference into such documents, and our Certificate and By-laws, at no cost, by writing or telephoning Cendant at the following:

Investor Relations
Cendant Corporation
9 West 57th Street
New York, NY 10019
Telephone: (212) 413-1800

CENDANT

We are one of the foremost providers of travel and real estate services in the world. We operate in four business segments—Real Estate Services, Hospitality, Vehicle Services and Financial Services. Our businesses provide a wide range of consumer and business services which are intended to complement one another and create cross-marketing opportunities both within each segment and between segments. Our Real Estate Services segment franchises real estate brokerage businesses, provides home buyers with mortgages and assists in employee relocations. Our Hospitality segment franchises hotel businesses and facilitates the sale and exchange of vacation ownership interests. Our Vehicle Services segment operates and franchises car rental businesses, provides fleet management services to corporate clients and government agencies and operates parking facilities in the United Kingdom. Our Financial Services segment provides marketing strategies primarily to financial institutions by offering an array of financial and insurance-based products to consumers, franchises tax preparation service businesses and provides consumers with access to a variety of discounted products and services.

As a franchisor of hotels, residential and commercial real estate brokerage offices, car rental operations and tax preparation services, we license the owners and operators of independent businesses the right to use our brand names. We do not own or operate hotels, real estate brokerage offices or tax preparation offices. Instead, we provide our franchisees with services designed to increase their revenue and profitability.

Real Estate Services Segment.    Our Real Estate Services segment consists of our three real estate brands and our mortgage and relocation businesses. We are the world’s largest real estate brokerage franchisor. In our real estate franchise business, we franchise real estate brokerage offices under the CENTURY 21®, Coldwell Banker® and ERA® real estate brokerage franchise systems. In our relocation business, Cendant Mobility Services Corporation is a leading provider of corporate relocation services in the world. Cendant Mobility offers relocation clients a variety of services in connection with the transfer of a client’s employees and offers similar services to affinity groups and their members. In our mortgage business, Cendant Mortgage Corporation is one of the largest retail providers of residential mortgages in the United States. Cendant Mortgage originates, sells and services residential mortgage loans in the United States, marketing such services to consumers through relationships with corporations, financial institutions, real estate brokerage firms and mortgage banks.

Hospitality Segment.    Our Hospitality segment contains our nine lodging brands and our timeshare and travel agency businesses. In our lodging franchise business, we franchise hotels primarily in the mid-priced and economy markets. We are the world’s largest hotel franchiser, operating the Days Inn®, Ramada® (in the United States), Super 8®, Howard Johnson®, Wingate Inn®, Knights Inn®, Travelodge® (in North America), Villager® and AmeriHost Inn® lodging franchise systems. In our timeshare business, we own Resort Condominiums International, LLC, the world’s leading timeshare exchange company. On April 2, 2001, we acquired Fairfield Resorts, Inc. (formerly known as Fairfield Communities, Inc.), one of the largest vacation ownership companies in the United States.

Vehicle Services Segment.    With the acquisition of Avis Group Holdings, Inc. on March 1, 2001, our Vehicle Services segment now consists of the car rental operations and fleet management services businesses of Avis Group, in addition to the Avis car rental franchise system and National Car Parks Limited, a United Kingdom based parking facility business. Our Avis car rental business is the second largest car rental system in the world (based on total revenues and volume of rental transactions). Our fleet management services business is a leader in the industry. Our National Car Parks Limited subsidiary is the largest private parking facilities operator in the United Kingdom.

Financial Services Segment.    Our Financial Services segment consists of our insurance/wholesale businesses, our tax preparation service system and our individual membership business. Our insurance/ wholesale business markets and administers insurance products, primarily accidental death and dismemberment insurance and term life insurance, and also provides marketing strategies primarily to financial institutions through an offering of checking account enhancement packages for the benefit of their customers. The insurance/wholesale business is conducted through FISI*Madison LLC, Benefit Consultants, Inc., Long Term Preferred

Care, Inc. and Cims Ltd., which are all wholly-owned subsidiaries. Our Jackson Hewitt Inc. subsidiary operates the second largest tax preparation service system in the United States with locations in 48 states and franchises a system of approximately 3,300 offices that specialize in computerized preparation of federal and state individual income tax returns.

Our principal executive offices are located at 9 West 57th Street, New York, New York 10019. Our telephone number is (212) 413-1800. Our web site is www.cendant.com. The information contained on our web site is not incorporated by reference in this prospectus.

*    *    *    *

We continually explore and conduct discussions with regard to acquisitions and other strategic corporate transactions in our industries and in other franchise, franchisable or service businesses in addition to the transactions previously announced. As part of our regular on-going evaluation of acquisition opportunities, we currently are engaged in a number of separate, unrelated preliminary discussions concerning possible acquisitions. The purchase price for the possible acquisitions may be paid in cash, through the issuance of CD common stock or other of our securities, borrowings, or a combination thereof. Prior to consummating any such possible acquisition, we will need to, among other things, initiate and complete satisfactorily our due diligence investigations; negotiate the financial and other terms (including price) and conditions of such acquisitions; obtain appropriate Board of Directors, regulatory and other necessary consents and approvals; and, if necessary, secure financing. No assurance can be given with respect to the timing, likelihood or business effect of any possible transaction. In the past, we have been involved in both relatively small acquisitions and acquisitions which have been significant.

USE OF PROCEEDS

Unless otherwise set forth in a prospectus supplement, we will use the net proceeds from the offering of the securities for general corporate purposes, which may include acquisitions, repayment of other debt, working capital and capital expenditures. When a particular series of securities is offered, the prospectus supplement relating thereto will set forth our intended use for the net proceeds received from the sale of such securities. Pending application for specific purposes, we may invest the net proceeds in short-term marketable securities.

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges of Cendant and its consolidated subsidiaries on a historical basis for each of the periods indicated:

Three Months Ended March 31, 2001	Fiscal Year Ended December 31,
	2000	1999	1998	1997	1996
3.46x	2.67x	*	1.33x	1.50x	2.64x

*
Earnings were inadequate to cover fixed charges for the year ended December 31, 1999 (deficiency of $688 million) as a result of unusual charges of $3,032 million, partially offset by $1,109 million related to net gains on dispositions of businesses. Excluding such charges and net gain, the ratio of earnings to fixed charges was 2.98x.

The ratio of earnings to fixed charges is computed by dividing (i) income (loss) before income taxes, minority interest and equity in Homestore.com, plus fixed charges, less equity income (loss) in unconsolidated affiliates and minority interest by (ii) fixed charges. Fixed charges consist of interest expense on all indebtedness (including amortization of deferred financing costs) and the portion of operating lease rental expense that is representative of the interest factor (deemed to be one-third of operating lease rentals.)

DESCRIPTION OF THE DEBT SECURITIES

We may offer the debt securities from time to time as senior debt securities and/or as subordinated debt securities. The senior debt securities and the subordinated debt securities will each be issued under indentures entered into between us and The Bank of Nova Scotia Trust Company of New York, as trustee. We refer in this prospectus to the senior indenture and the subordinated indenture collectively as the “indentures”. The terms of the indentures are also governed by certain provisions of the Trust Indenture Act of 1939, as amended. The following summary of certain material provisions of the debt securities does not purport to be complete and is qualified in its entirety by reference to the indentures, copies of which have been filed as exhibits to the registration statement related to this prospectus.

General

The indentures will provide for the issuance of debt securities in series up to the aggregate amount from time to time authorized by us for each series. A prospectus supplement will set forth the following terms (to the extent such terms are applicable to such debt securities) of and information relating to the debt securities in respect of which this prospectus is delivered:

•	the designation of such debt securities;

•	classification as senior or subordinated debt securities;

•	the aggregate principal amount of such debt securities;

•	the percentage of their principal amount at which such debt securities will be issued;

•	the date or dates on which such debt securities will mature;

•	the rate or rates, if any, per annum, at which such debt securities will bear interest, or the method of determination of such rate or rates;

•	the times and places at which such interest, if any, will be payable;

•	provisions for sinking, purchase or other analogous fund, if any;

•	the date or dates, if any, after which such debt securities may be redeemed at our option or at the option of the holder and the redemption price or prices;

•
the date or the dates, if any, after which such debt securities may be converted or exchanged at the option of the holder into or for shares of our CD common stock or our preferred stock and the terms for any such conversion or exchange; and

•	any other specific terms of the debt securities.

Principal, premium, if any, and interest, if any, will be payable and the debt securities offered hereby will be transferable, at the corporate trust office of the trustee’s agent in the borough of Manhattan, City of New York, provided that payment of interest, if any, may be made at our option by check mailed to the address of the person entitled thereto as it appears in the security register.

If a prospectus supplement specifies that a series of debt securities is denominated in a currency or currency unit other than United States dollars, such prospectus supplement shall also specify the denomination in which such debt securities will be issued and the coin or currency in which the principal, premium, if any, and interest, if any, on such debt securities will be payable, which may be United States dollars based upon the exchange rate for such other currency or currency unit existing on or about the time a payment is due. Special United States federal income tax considerations applicable to any debt securities so denominated are also described in the applicable prospectus supplement.

The debt securities may be issued in registered or bearer form and, unless otherwise specified in a prospectus supplement, in denominations of $1,000 and integral multiples thereof. Debt securities may be issued in book-entry form without certificates. Any such issue will be described in the prospectus supplement relating to such debt securities. No service charge will be made for any transfer or exchange of the debt securities, but we or the trustee may require payment of a sum sufficient to cover any tax or other government charge payable in connection therewith.

Debt securities may be issued under the indentures as original issue discount securities to be sold at a substantial discount from their stated principal amount. An original issue discount security is any debt security which provides for an amount less than the principal amount thereof to be due and payable upon a declaration of acceleration of the maturity of such security. United States federal income tax consequences and other applicable considerations will be described in the prospectus supplement relating to such debt securities.

Merger, Consolidation and Sale of Assets

The indentures will provide that we may not consolidate with or merge into any other entity or convey, transfer or lease our properties and assets substantially as an entirety to any person, unless:

•	the entity formed by such consolidation or into which we are merged or the person which acquires by conveyance or transfer, or which leases, our properties and assets substantially as an entirety:

•	shall be an entity organized and validly existing under the laws of the United States of America, any state thereof or the District of Columbia, and

•
shall expressly assume, by a supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, our obligation for the due and punctual payment of the principal of (and premium, if any, on) and interest on all the debt securities and the performance and observance of every covenant of the indentures on our part to be performed or observed;

•	immediately after giving effect to such transaction, no default or event of default shall have occurred and be continuing; and

•
we or such person shall have delivered to the trustee an officers’ certificate and an opinion of counsel, each stating that such consolidation, merger, conveyance, transfer or lease and such supplemental indenture comply with this “Merger, Consolidation and Sale of Assets” section and that all conditions precedent provided for in the indenture relating to such transaction have been complied with. This paragraph shall apply only to a merger or consolidation in which we are not the surviving corporation and to conveyances, leases and transfers by us as transferor or lessor.

The indentures will further provide that upon any consolidation by us with or merger by us into any other entity or any conveyance, transfer or lease of our properties and assets substantially as an entirety to any person in accordance with the preceding paragraph, the successor person formed by such consolidation or into which we are merged or to which such conveyance, transfer or lease is made shall succeed to, and be substituted for, and may exercise every right and power of, Cendant under the indentures with the same effect as if such successor person had been named as Cendant in the indentures, and in the event of any such conveyance or transfer we (which term shall for this purpose mean Cendant Corporation or any successor person which shall theretofore become such in the manner described in the preceding paragraph), except in the case of a lease, shall be discharged of all obligations and covenants under the indentures and the debt securities and the coupons and may be dissolved and liquidated.

Events of Default

Each of the following constitutes an event of default under the indentures with respect to debt securities of any series:

•
default in the payment of any interest on any debt securities of that series or any related coupon, when such interest or coupon becomes due and payable, and continuance of such default for a period of 30 days; or

•	default in the payment of the principal of (or premium, if any, on) any debt securities of that series at its maturity; or

•	default in the deposit of any sinking fund payment when and as due under the terms of the debt securities of that series and specified provisions of the indentures; or

•
default in the performance, or breach, of any of our covenants or warranties in the indentures (other than a default in the performance, or breach, of a covenant or warranty which is specifically dealt with elsewhere under this “Events of Default” section), and continuance of such default or breach for a period of 90 days after there has been given, by registered or certified mail, to us by the trustee or to us and the trustee by the holders of at least 25% in principal amount of all outstanding debt securities, a written notice specifying such default or breach and requiring it to be remedied and stating that such notice is a “Notice of Default” thereunder; or

•
(A) there shall have occurred one or more defaults by us in the payment of the principal of (or premium, if any, on) debt aggregating $100 million or more, when the same becomes due and payable at the stated maturity thereof, and such default or defaults shall have continued after any applicable grace period and shall not have been cured or waived, or (B) our debt aggregating $100 million or more shall have been accelerated or otherwise declared due and payable, or required to be prepaid or repurchased (other than by regularly scheduled required prepayment), prior to the stated maturity thereof; or

•
the entry of a decree or order by a court having jurisdiction adjudging us bankrupt or insolvent, or approving as properly filed a petition seeking reorganization, arrangement, adjustment or composition of us under the Federal Bankruptcy Code or any other applicable federal or state law, or appointing a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of Cendant or of any substantial part of our property, or ordering the winding up or liquidation of our affairs, and the continuance of any such decree or order unstayed and in effect for a period of 90 consecutive days; or

•
the institution by us of proceedings to be adjudicated bankrupt or insolvent, or the consent by us to the institution of bankruptcy or insolvency proceedings against us, or the filing by us of a petition or answer or consent seeking reorganization or relief under the Federal Bankruptcy Code or any other applicable federal or state law, or the consent by us to the filing of any such petition or to the appointment of a receiver, liquidator, assignee, trustee, sequestrator (or other similar official) of Cendant or of any substantial part of our property, or the making by us of an assignment for the benefit of creditors, or the admission by us in writing of our inability to pay our debts generally as they become due; or

•	any other event of default provided with respect to debt securities of that series.

If an event of default described in the first five and the final bullet points above with respect to debt securities of any series at the time outstanding occurs and is continuing, then in every such case the trustee or the holders of not less than 25% in principal amount of the outstanding debt securities of that series may declare the principal amount (or, if the debt securities of that series are original issue discount securities or indexed securities, such portion of the principal amount as may be specified in the terms of that series) of all of the debt securities of that series to be due and payable immediately, by a notice in writing to us (and to the trustee if given by holders), and upon any such declaration such principal amount (or specified portion thereof) shall become immediately due and payable. If an event of default described in the sixth and seventh bullet points above occurs and is continuing, then the principal amount of all the debt securities shall become immediately due and payable without any declaration or other act on the part of the trustee or any holder.

At any time after a declaration of acceleration with respect to debt securities of any series has been made and before a judgment or decree for payment of the money due has been obtained by the trustee, the holders of a majority in principal amount of the outstanding debt securities of that series, by written notice to us and the trustee, may rescind and annul such declaration and its consequences if:

•	we have paid or deposited with the trustee a sum sufficient to pay in the currency in which the debt securities of such series are payable the following:

—	all overdue interest on all outstanding debt securities of that series and any related coupons;

—
all unpaid principal of (and premium, if any, on) any outstanding debt securities of that series which has become due otherwise than by such declaration of acceleration, and interest on such unpaid principal at the rate or rates prescribed therefor in such debt securities;

—	to the extent that payment of such interest is lawful, interest on overdue interest at the rate or rates prescribed therefor in such debt securities; and

—	all sums paid or advanced by the trustee and the reasonable compensation, expenses, disbursements and advances of the trustee, its agents and counsel; and

•
all events of default with respect to debt securities of that series, other than the non-payment of amounts of principal of (or premium, if any, on) or interest on debt securities of that series which have become due solely by such declaration of acceleration, have been cured or waived as provided in the indentures.

Notwithstanding the preceding paragraph, in the event of a declaration of acceleration in respect of the debt securities because of an event of default specified in the fifth bullet point of the first paragraph of this section shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the debt that is the subject of such event of default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such debt, and written notice of such discharge or rescission, as the case may be, shall have been given to the trustee by us and countersigned by the holders of such debt or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the debt securities, and no other event of default has occurred during such 30-day period which has not been cured or waived during such period.

Subject to each indenture, the holders of not less than a majority in principal amount of the outstanding debt securities of any series may, on behalf of the holders of all the debt securities of such series, waive any past default described in the first five and the final bullet points of the first paragraph of this section (or, in the case of a default described in the sixth and seventh bullet points of the first paragraph of this section, the holders of not less than a majority in principal amount of all outstanding debt securities may waive any such past default), and its consequences, except a default in respect of the payment of the principal of (or premium, if any, on) or interest on any debt security or any related coupon, or a default in respect of a covenant or provision which under the indentures cannot be modified or amended without the consent of the holder of each outstanding debt security of such series affected.

Upon any such waiver, any such default shall cease to exist, and any event of default arising therefrom shall be deemed to have been cured, for every purpose of the indentures; but no such waiver shall extend to any subsequent or other default or event of default or impair any right consequent thereon.

No holder of any debt security of any series or any related coupons shall have any right to institute any proceeding, judicial or otherwise, with respect to the indentures, or for the appointment of a receiver or trustee, or for any other remedy thereunder, unless:

•	such holder has previously given written notice to the trustee of a continuing event of default with respect to the debt securities of that series;

•
the holders of not less than 25% in principal amount of the outstanding debt securities of that series in the case of any event of default under the first five and the final bullet points of the first paragraph of this section, or, in the case of any event of default described in the sixth and seventh bullet points of the first paragraph of this section, the holders of not less than 25% in principal amount of all outstanding debt securities, shall have made written request to the trustee to institute proceedings in respect of such event of default in its own name as trustee under each of the indentures;

•	such holder or holders have offered to the trustee reasonable indemnity against the costs, expenses and liabilities to be incurred in compliance with such request;

•	the trustee for 60 days after its receipt of such notice, request and offer of indemnity has failed to institute any such proceeding; and

•
no direction inconsistent with such written request has been given to the trustee during such 60-day period by the holders of a majority or more in principal amount of the outstanding debt securities of that series in the case of any event of default described in the first five and the final bullet points of the first paragraph of this section, or, in the case of any event of default described in the sixth and seventh bullet points of the first paragraph of this section, by the holders of a majority or more in principal amount of all outstanding debt securities.

We are required to deliver to the trustee, within 120 days after the end of each fiscal year, a brief certificate of our compliance with all of the conditions and covenants under the indentures.

Defeasance or Covenant Defeasance of the Indentures

The indentures will provide that we may, at our option and at any time, terminate our obligations with respect to the outstanding debt securities of any series, which is referred to below as “defeasance”. Such defeasance means that we shall be deemed to have paid and discharged the entire indebtedness represented by the outstanding debt securities and any related coupons, except for the following which shall survive until otherwise terminated or discharged under the indentures:

•
the rights of holders of such outstanding debt securities and any related coupons (i) to receive, solely from the trust fund described in the indentures, payments in respect of the principal of (and premium, if any, on) and interest on such debt securities and any related coupons when such payments are due, and (ii) to receive shares of CD common stock or other securities from us upon conversion of any convertible debt securities issued thereunder;

•
our obligations to issue temporary debt securities, register the transfer or exchange of any debt securities, replace mutilated, destroyed, lost or stolen debt securities, maintain an office or agency for payments in respect of the debt securities and, if we act as our own paying agent, hold in trust, money to be paid to such persons entitled to payment, and with respect to the payment of specified additional amounts, if any, on such debt securities as contemplated in the indentures;

•	the rights, powers, trusts, duties and immunities of the trustee under the indentures; and

•	the defeasance provisions of the indentures.

With respect to subordinated debt securities, money and securities held in trust under the defeasance and covenant defeasance provisions described in this prospectus, shall not be subject to the subordination provisions of the subordinated indenture. In addition, we may, at our option and at any time, elect to terminate our obligations with respect to certain covenants that are set forth in the indentures and any omission to comply with such obligations shall not constitute a default or an event of default with respect to the debt securities.

In order to exercise either defeasance or covenant defeasance:

•
we shall irrevocably have deposited or caused to be deposited with the trustee, in trust, for the purpose of making the following payments, specifically pledged as security for, and dedicated solely to, the benefit of the holders of such debt securities and any related coupons, (A) money in an amount (in such currency in which such debt securities and any related coupons are then specified as payable at their stated maturity), or (B) government obligations applicable to such debt securities (determined on the basis of the currency in which such debt securities are then specified as payable at stated maturity) which through the scheduled payment of principal and interest in respect thereof in accordance with their terms will provide, not later than one day before the due date of any payment of principal (including any premium) and interest, if any, under such debt securities and any related coupons, money in an amount or (C) a combination thereof, sufficient, in the opinion of a nationally recognized firm of independent public accountants to pay and discharge (i) the principal of (and premium, if any, on) and interest on the outstanding debt securities and any related coupons on the stated maturity (or redemption date, if applicable) of such principal (and premium, if any) or installment or interest and (ii) any mandatory sinking fund payments or analogous payments applicable to the outstanding debt securities and any related coupons on the day on which such payments are due and payable in accordance with the terms of the indentures and of such debt securities and any related coupons; provided that the trustee shall have been irrevocably instructed to apply such money or the proceeds of such government obligations to said payments with respect to such debt securities and any related coupons;

•
no default or event of default with respect to the debt securities and any related coupons shall have occurred and be continuing on the date of such deposit or, insofar as the events of default described in the sixth and seventh bullet points in the first paragraph of the Events of Default section above are concerned, at any time during the period ending on the 91st day after the date of such deposit; and

•	we must have satisfied our obligations to deliver tax opinions of counsel and officers’ certificates.

Amendments and Waivers

The indentures will provide that at any time and from time to time, we and the trustee may, without the consent of any holder of debt securities, enter into one or more supplemental indentures for specified purposes, including, among other things:

•
to cure ambiguities, defects or inconsistencies, or to make any other provisions with respect to questions or matters arising under the indentures (provided that such action shall not adversely affect the interests of the holders in any material respect);

•	to effect or maintain the qualification of the indentures under the Trust Indenture Act; or

•	to evidence the succession of another person to us and the assumption by any such successor of our obligations in accordance with the indentures and the debt securities.

Other amendments and modifications of the indentures or the debt securities may be made by us and the trustee with the consent of the holders of not less than a majority of the aggregate principal amount of all of the then outstanding debt securities of any series; provided, however, that no such modification or amendment may, without the consent of the holder of each outstanding debt security affected thereby:

•
change the stated maturity of the principal of, or any installment of interest on, any debt security or reduce the principal amount thereof or the rate of interest thereon or any premium payable upon the redemption thereof, or change any of our obligations to pay specified additional amounts contemplated by each indenture (except as contemplated and permitted by certain provisions of the indentures), or reduce the amount of the principal of an original issue discount security that would be due and payable upon a declaration of acceleration of the maturity thereof under the indentures or the amount thereof provable in bankruptcy under the indentures, or adversely affect any right of repayment at the option of any holder of any debt security, or change any place of payment where, or the currency in which, any debt security or any premium or the interest thereon is payable, or impair the right to institute suit for the enforcement of any such payment on or after the stated maturity thereof (or, in the case of redemption or repayment at the option of the holder, on or after the redemption date or repayment date, as the case may be), or adversely affect any right to convert or manage any debt securities as may be provided under the indentures, or

•
reduce the percent in principal amount of the outstanding debt securities of any series, the consent of whose holders is required for any such supplemental indenture, for any waiver of compliance with certain provisions of the indentures or certain defaults thereunder and their consequences provided for in the indentures, or reduce the requirements for quorum or voting.

Governing Law

The indentures and the debt securities will be governed by and construed in accordance with the laws of the State of New York. The indentures are subject to the provisions of the Trust Indenture Act that are required to be a part thereof and shall, to the extent applicable, be governed by such provisions.

GENERAL DESCRIPTION OF CAPITAL STOCK

The following description of our capital stock does not purport to be complete and is subject to, and qualified in its entirety by reference to, the more complete descriptions thereof set forth in our Amended and Restated Certificate of Incorporation, referred to in this prospectus as the Certificate, and Amended and Restated By-laws, referred to in this prospectus as the By-laws. We have filed copies of the Certificate and By-laws as exhibits to the registration statement related to this prospectus.

We are authorized to issue up to 2,000,000,000 shares of CD common stock, par value $.01 per share, up to 500,000,000 shares of Move.com common stock and up to 10,000,000 shares of preferred stock, par value $.01 per share. As of June 30, 2001, there were 857,074,916 shares of CD common stock and no shares of preferred stock outstanding.

Description of Preferred Stock

General

The following summary contains a description of certain general terms of our preferred stock. The particular terms of any series of preferred stock that we may offer will be described in the applicable prospectus supplement. If so indicated in a prospectus supplement, the terms of any such series may differ from the terms set forth below. The summary of terms of the preferred stock does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of our Certificate and the certificate of designation relating to a particular series of offered preferred stock which is or will be in the form filed or incorporated by reference as an exhibit to the registration statement of which this prospectus is a part at, or prior to, the time of the issuance of such series of preferred stock.

Our Board of Directors has the power, without further action by the stockholders, to issue preferred stock in one or more series, with such designations of series, dividend rates, redemption provisions, special or relative rights in the event of our liquidation, dissolution, distribution or winding up, sinking fund provisions, conversion or exchange provisions, voting rights thereof and other preferences, privileges, powers, rights, qualifications, limitations and restrictions, as shall be set forth as and when established by our Board of Directors. The shares of any series of preferred stock will be, when issued, fully paid and non-assessable and holders thereof will have no preemptive rights in connection therewith.

Dividend Rights

Holders of the preferred stock of each series will be entitled to receive, when, as and if declared by our Board of Directors, out of funds legally available therefor, cash dividends at such rates and on such dates as are set forth in the prospectus supplement relating to such series of preferred stock. Different series of the preferred stock may be entitled to dividends at different rates or based upon different methods of determination.

Rights upon Liquidation

The rights of the holders of each series of preferred stock in the event of our voluntary or involuntary liquidation, dissolution or winding up will be set forth in the prospectus supplement relating to such series

Redemption

The terms, if any, on which shares of a series of preferred stock may be subject to redemption, in whole or in part, will be set forth in the prospectus supplement relating to such series.

Conversion and Exchange

The terms, if any, on which shares of a series of preferred stock are convertible into another series of preferred stock or common stock or exchangeable for another series of preferred stock or common stock will be set forth in the prospectus supplement relating thereto.

Transfer Agent and Registrar

The transfer agent, registrar and dividend disbursement agent for each series of preferred stock will be designated in the applicable prospectus supplement.

Voting Rights

The holders of preferred stock of a series offered hereby will not be entitled to vote except as indicated in the prospectus supplement relating to such series of preferred stock or as required by applicable law.

Description of Common Stock

General

In March 2000, our outstanding common stock was reclassified as CD common stock and we created a series of common stock designated as Move.com common stock. The Move.com common stock was designed to track the performance of our Move.com Group, while the CD common stock represents our interests in the remainder of our businesses and our retained interest in Move.com Group. No shares of Move.com common stock are currently outstanding. For a description of the terms of our common stock, see “Summary Comparison of Terms of Existing Common Stock with Terms of CD Common Stock and Move.com Stock” in the Proxy Statement dated February 10, 2000, which is incorporated by reference herein.

Subject to the rights of the holders of any shares of our preferred stock which may at the time be outstanding, holders of CD common stock are entitled to such dividends as the Board of Directors may declare out of funds legally available therefor. The holders of common stock will possess exclusive voting rights in us, except to the extent the Board of Directors specifies voting power with respect to any preferred stock issued. Except as hereinafter described, holders of CD common stock are entitled to one vote for each share of CD common stock, but will not have any right to cumulate votes in the election of directors. In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to receive, after payment of all of our debts and liabilities and of all sums to which holders of any preferred stock may be entitled, the distribution of any of our remaining assets. Holders of the CD common stock will not be entitled to preemptive rights with respect to any shares which may be issued. Any shares of CD common stock sold hereunder will be fully paid and non-assessable upon issuance against full payment of the purchase price therefor. The CD common stock is listed on the New York Stock Exchange under the symbol “CD.”

Certain Provisions

The provisions of the Certificate and By-Laws which are summarized below may be deemed to have an anti-takeover effect and may delay, defer or prevent a tender offer or takeover attempt that a stockholder might consider in such stockholder’s best interest, including those attempts that might result in a premium over the market price for the shares held by stockholders.

Classified Board

Our Board of Directors is divided into three classes that are elected for staggered three-year terms. A director may be removed by the stockholders without cause only by the affirmative vote of the holders, voting as a single class, of 80% or more of the total number of votes entitled to be cast by all holders of the voting stock, which shall include all our capital stock which by its terms may vote on all matters submitted to our stockholders generally.

Committees of the Board of Directors

Under the Certificate, the Board of Director’s authority to designate committees shall be subject to the provisions of the By-Laws. The Board of Directors may designate one or more directors as alternate members of any committee to fill any vacancy on a committee and to fill a vacant chairmanship of a committee occurring as a result of a member or chairman leaving the committee, whether through death, resignation, removal or otherwise. Under the By-Laws, the Board of Directors shall have the following committees:

Executive Committee.    An Executive Committee that shall consist of not less than three directors elected by a majority vote of the Board of Directors.

Compensation Committee.    A Compensation Committee consisting of not less than three directors elected by a majority vote of the Board of Directors.

Audit Committee.    An Audit Committee consisting of not less than four directors elected by a majority vote of the Board of Directors.

Newly Created Directorships and Vacancies

Newly created directorships resulting from any increase in the number of directors and any vacancies on the Board of Directors resulting from death, resignation, disqualification, removal or other cause shall be filled solely by the affirmative vote of a majority of the remaining directors then in office, even though less than a quorum of the Board of Directors. Any directors elected in accordance with the preceding sentence shall hold office for the remainder of the full term of the class of directors in which the new directorship was created or the vacancy occurred and until such director’s successor shall have been elected and qualified. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Special Meetings of Stockholders

A special meeting of stockholders may be called only by the Chairman of the Board of Directors, the President or the Board of Directors pursuant to a resolution approved by a majority of the entire Board of Directors.

Quorum at Stockholder Meetings

The holders of one-third of the shares entitled to vote at any meeting of the stockholders, present in person or by proxy, shall constitute a quorum at all stockholder meetings.

Stockholder Action by Written Consent

Stockholder action by written consent in lieu of a meeting is prohibited under the Certificate. As a result, stockholder action can be taken only at an annual or special meeting of stockholders. This prevents the holders of a majority of our outstanding voting stock from using the written consent procedure to take stockholder action without giving all our stockholders entitled to vote on a proposed action the opportunity to participate in determining the proposed action.

Advance Notice of Stockholder—Proposed Business at Annual Meetings

The By-Laws provide that for business to be properly brought before an annual meeting by a stockholder, the stockholder must have given timely notice thereof in writing to the Secretary of Cendant. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 60 days nor more than 90 days prior to the meeting; provided, however, that in the event that less than 70 days’ notice or prior public disclosure of the date of the meeting is given or made to stockholders, notice by the stockholder to be timely must be so received not later than the close of business on the tenth day following the date on which such notice of the date of the annual meeting was mailed or such public disclosure was made. A stockholder’s notice to the Secretary must set forth as to each matter the stockholder proposes to bring before the annual meeting: a brief description of the business desired to be brought before the annual meeting; the name and address, as they appear on our books, of the stockholder proposing such business; the class and number of our shares which are beneficially owned by the stockholder; and any material interest of the stockholder in such business.

In addition, the By-Laws provide that for a stockholder to properly nominate a director at a meeting of stockholders, the stockholder must have given timely notice thereof in writing to the Secretary of Cendant. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices in the case of an annual meeting, at least 90 days prior to the anniversary date of the last annual meeting of our stockholders and, with respect to a special meeting of stockholders, the close of business on the 10th day following the date on which notice of such meeting is first given to stockholders. Such stockholder’s notice to the Secretary must set forth: the name and address of the stockholder who intends to make the nomination and of the person or persons to be nominated; a representation that the stockholder is holder of record of common stock and intends to appear in person or by proxy at the meeting to nominate each such nominee; a description of all arrangements between such stockholder and each nominee; such other information with respect to each nominee as would be required to be included in a proxy statement filed in accordance with the proxy rules of the Commission; and the consent of each nominee to serve as director of Cendant if so elected.

Fair Price Provisions

Under the Delaware General Corporation Law and the Certificate, an agreement of merger, sale, lease or exchange of all or substantially all of our assets must be approved by the Board of Directors and adopted by the holders of a majority of the outstanding shares of stock entitled to vote thereon. However, the Certificate includes what generally is referred to as a “fair price provision,” which requires the affirmative vote of the holders of at least 80% of the outstanding shares of capital stock entitled to vote generally in the election of our directors, voting together as a single class, to approve certain business combination transactions (including certain mergers, recapitalization and the issuance or transfer of our securities or a subsidiary having an aggregate fair market value of $10 million or more) involving us or a subsidiary and an owner or any affiliate of an owner of 5% or more of the outstanding shares of capital stock entitled to vote, unless either (i) such business combination is approved by a majority of disinterested directors, or (ii) the stockholders receive a “fair price” for their securities and certain other procedural requirements are met. The Certificate provides that this provision may not be repealed or amended in any respect except by the affirmative vote of the holders of not less than 80% of the outstanding shares of capital stock entitled to vote generally in the election of directors.

DESCRIPTION OF WARRANTS

General

We may issue warrants to purchase debt securities, preferred stock, CD common stock or any combination thereof, and such warrants may be issued independently or together with any such securities and may be attached to or separate from such securities. Each series of warrants will be issued under a separate warrant agreement to be entered into between us and a warrant agent. The warrant agent will act solely as our agent in connection with the warrants of each such series and will not assume any obligation or relationship of agency for or with holders or beneficial owners of warrants. The following sets forth certain general terms and provisions of the warrants offered hereby. Further terms of the warrants and the applicable warrant agreement will be set forth in the applicable prospectus supplement.

The applicable prospectus supplement will describe the terms of any warrants in respect of which this prospectus is being delivered, including the following:

•	the title of such warrants;

•	the aggregate number of such warrants;

•	the price or prices at which such warrants will be issued;

•	the currency or currencies, including composite currencies, in which the price of such warrants may be payable;

•	the designation and terms of the securities purchasable upon exercise of such warrants;

•	the price at which and the currency or currencies, including composite currencies, in which the securities purchasable upon exercise of such warrants may be purchased;

•	the date on which the right to exercise such warrants shall commence and the date on which such right shall expire;

•	whether such warrants will be issued in registered form or bearer form;

•	if applicable, the minimum or maximum amount of such warrants which may be exercised at any one time;

•	if applicable, the designation and terms of the securities with which such warrants are issued and the number of such warrants issued with each such security;

•	if applicable, the date on and after which such warrants and the related securities will be separately transferable;

•	information with respect to book-entry procedures, if any;

•	if applicable, a discussion of certain United States federal income tax considerations; and

•	any other terms of such warrants, including terms, procedures and limitations relating to the exchange and exercise of such warrants.

DESCRIPTION OF STOCK PURCHASE CONTRACTS AND STOCK PURCHASE UNITS

We may issue stock purchase contracts, including contracts obligating holders to purchase from us, and for us to sell to the holders, a specified number of shares of CD common stock or preferred stock at a future date or dates. The consideration per share of CD common stock or preferred stock may be fixed at the time the stock purchase contracts are issued or may be determined by reference to a specific formula set forth in the stock purchase contracts. The stock purchase contracts may be issued separately or as a part of units, referred to below as stock purchase units, consisting of a stock purchase contract and debt securities or debt obligations of third parties, including U.S. Treasury securities, securing the holders’ obligations to purchase the CD common stock or preferred stock under the stock purchase contracts. The stock purchase contracts may require us to make periodic payments to the holders of the stock purchase units or vice versa, and such payments may be unsecured or prefunded on some basis. The stock purchase contracts may require holders to secure their obligations thereunder in a specified manner.

The applicable prospectus supplement will describe the terms of any stock purchase contracts or stock purchase units. The description in the prospectus supplement will not necessarily be complete, and reference will be made to the stock purchase contracts, and, if applicable, collateral arrangements and depositary arrangements, relating to such stock purchase contracts or stock purchase units.

PLAN OF DISTRIBUTION

We may sell the securities being offered hereby in any of, or any combination of, the following ways: directly to purchasers; through agents; through underwriters; and/or through dealers.

We may solicit offers to purchase securities directly or by agents designated by us from time to time. Any such agent, who may be deemed to be an underwriter, as that term is defined in the Securities Act, involved in the offer or sale of securities, will be named, and any commissions payable by us to such agent will be set forth, in the prospectus supplement. Unless otherwise indicated in a prospectus supplement, any such agent will be acting on a best efforts basis for the period of its appointment (ordinarily five business days or less).

If an underwriter or underwriters are utilized in the offer or sale of securities, we will execute an underwriting agreement with such underwriters at the time of sale of such securities to such underwriters and the names of such underwriters and the principal terms of our agreement with such underwriters will be set forth in the appropriate prospectus supplement.

If a dealer is utilized in the offer or sale of securities we will sell such securities to such dealer as principal. Such dealer may then resell such securities to the public at varying prices to be determined by such dealer at the time of resale. The name of such dealer and the principal terms of our agreement with such dealer will be set forth in the appropriate prospectus supplement.

Agents, underwriters, and dealers may be entitled under agreements with us to indemnification by us against certain liabilities, including liabilities under the Securities Act. Agents, dealers and underwriters may also be customers of, engage in transactions with, or perform services for us in the ordinary course of their business.

Underwriters, agents or their controlling persons may engage in transactions with and perform services for us in the ordinary course of business.

The place and time of delivery for securities will be set forth in the accompanying prospectus supplement for such securities.

LEGAL OPINIONS

The validity of the securities offered hereby by Cendant will be passed on for us by Eric J. Bock, Esq., Senior Vice President—Law and Secretary of Cendant. Mr. Bock holds shares of CD common stock and options to acquire shares of CD common stock.

EXPERTS

Our financial statements incorporated in this prospectus by reference from our Annual Report on Form 10-K/A for the year ended December 31, 2000 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report (which expresses an unqualified opinion and includes explanatory paragraphs relating to the change in certain revenue recognition policies regarding the recognition of non-refundable one-time fees and pro rata refundable subscription revenue and the restatement of the financial statements to reflect the individual membership business as part of continuing operations as discussed in Note 1), which is incorporated herein by reference, and have been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

$

Cendant Corporation

    % Notes due

PROSPECTUS SUPPLEMENT

            , 2003

Joint Book-Running Managers

JPMorgan
Salomon Smith Barney

Banc of America Securities LLC
Banc One Capital Markets, Inc.
Barclays Capital
Credit Lyonnais Securities
Scotia Capital
The Royal Bank of Scotland
Wachovia Securities